As filed with the Securities and Exchange Commission on January 19, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

3SBio Inc.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

The People’s Republic of China

Tel: (86-24) 2581-1820

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

CT Corporation System,

111 Eighth Avenue,

New York, NY 10011

Tel: (212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory G. H. Miao Skadden, Arps, Slate, Meagher & Flom LLP 42/F Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Donald J. Murray Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)(4)		Amount of Registration Fee
Ordinary Shares, par value US$0.0001 per share(1)	US$	123,970,000	US$	13,265

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share represents seven ordinary shares.
(3)	Includes ordinary shares offered by the selling shareholders.
(4)	Includes ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any. Also includes shares initially offered and sold outside of the United States that may be resold from time to time in the United States. These ordinary shares are not being registered for the purpose of sales outside the United States.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	January 19, 2007

7,700,000 American Depositary Shares

3SBio Inc.

Representing 53,900,000 Ordinary Shares

This is the initial public offering of our American Depositary Shares, or ADSs. Each ADS represents seven of our ordinary shares. We are offering 7,187,817 ADSs, representing 50,314,719 ordinary shares, and our selling shareholders are offering 512,183 ADSs, representing 3,585,281 ordinary shares. No public market currently exists for our ADSs or our ordinary shares. We expect the public offering price of our ADSs to be between US$12.00 and US$14.00 per ADS.

We have applied to list our ADSs on The Nasdaq Global Market under the symbol “SSRX.”

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “ Risk factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

The underwriters may also purchase up to an additional 1,155,000 ADSs from us and the selling shareholders at the public offering price, less the underwriting discounts and commissions payable by us and the selling shareholders, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be US$             and our total proceeds before expenses, will be US$            . We will not receive any proceeds from the sale of ADSs by the selling shareholders.

The underwriters are offering the ADSs as set forth under “Underwriting.” Delivery of the ADSs will be made on or about                     , 2007.

UBS Investment Bank

CIBC World Markets	Pacific Growth Equities, LLC

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ADSs.

EPIAO, , TPIAO, , INTEFEN, , INLEUSIN, and are our registered trademarks. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

Through and including             , 2007, federal securities law requires all dealers that effect transactions in our ADSs, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus. You should read this entire prospectus, including the “Risk factors” and “Forward-looking statements” sections, and our consolidated financial statements and the notes appearing elsewhere in this prospectus. Unless otherwise indicated, references in this prospectus to “our company,” “we,” “us,” or “our,” or any like terms, are to 3SBio Inc. and its subsidiaries. References to “China” or “PRC” are to the People’s Republic of China, excluding Hong Kong, Taiwan and Macau, and references to “provinces” of China are to the provinces and provincial-level municipalities and autonomous regions of China. All references to “RMB” or “Renminbi” are to the legal currency of China, and all references to “U.S. dollars” or “US$” are to the legal currency of the United States of America.

OVERVIEW

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our principal products are EPIAO ( ) and TPIAO ( ), and our legacy products are Intefen ( ) and Inleusin ( ).

Our predecessor and PRC operating subsidiary, Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine, began operations in 1993. We believe we are now one of the leading biopharmaceutical companies in China in terms of growth and profitability. Our net revenues were RMB72.8 million in 2003, RMB77.2 million in 2004, and RMB102.0 million in 2005, representing an increase of 32.1% from 2004 to 2005. Our net income was RMB0.5 million in 2003, RMB6.6 million in 2004 and RMB16.1 million in 2005, representing an increase of 142.9% from 2004 to 2005. For the nine months ended September 30, 2006, our net revenues were RMB92.6 million and our net income was RMB21.4 million, compared to net revenues of RMB76.1 million and net income of RMB12.9 million for the nine months ended September 30, 2005. In addition to domestic sales, we also export a small portion of our products to certain developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico and Trinidad and Tobago.

Our principal marketed products

EPIAO ( )

EPIAO, our flagship product, is an injectable recombinant human erythropoietin, or EPO, that is used to stimulate the production of red blood cells in patients with anemia and to reduce the need for blood transfusions. Anemia is a condition in which insufficient oxygen is delivered to the body’s organs and tissues. EPIAO is a protein-based therapeutic comparable in structure and function to Amgen Inc.’s Epogen and Kirin Brewery Company Limited’s ESPO.

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at over RMB300 million (US$37.5 million) in 2005, representing a 20% compound annual growth rate from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China. We have sold over 6.9 million vials of EPIAO since 1999.

EPIAO is approved by the PRC State Food and Drug Administration, or the SFDA, for three distinct indications: anemia associated with chronic renal failure; red blood cell mobilization, which is the process in which red blood cells are stimulated to proliferate, before, during, and after surgery; and anemia associated with chemotherapy in cancer patients with non-myeloid malignancies, which are cancers that do not originate in the bone marrow or involve myeloid cells, or non-lymphocyte white blood cells found in the bone marrow. We believe we are the only pharmaceutical company in China that has obtained approval from the SFDA for three indications of EPO drugs. We have exclusivity for the manufacturing and marketing of EPIAO for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies under an administrative protection period through September 2007, during which other pharmaceutical companies are prohibited from manufacturing EPO drugs for the same indication pursuant to the relevant Chinese regulations.

We plan to initiate in 2008 clinical trials for NuPIAO, our second-generation EPIAO product candidate. NuPIAO is designed to have a longer half-life relative to first-generation EPIAO. In addition, we are in late-stage clinical trials for a concentrated high dose (36,000 IU/vial) formulation of EPIAO, which is designed to allow for less frequent administration, benefiting both patients and doctors. We expect to apply for marketing approval of high-dose EPIAO in 2007. If approved, we believe it will be the highest EPO dosage formulation available in the Chinese market.

TPIAO ( )

We launched TPIAO, our newest internally developed protein-based therapeutic product, in January 2006. This product is a recombinant human thrombopoietin, or TPO, indicated for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first TPO-based therapeutic approved by the SFDA for thrombocytopenia in China. We believe TPIAO is the only TPO-based therapeutic available in the Chinese market to date. In addition, the SFDA has granted us a five year monitoring period for TPIAO through 2010, during which other pharmaceutical companies are prohibited from manufacturing or importing a similar drug, except those whose applications for clinical trials were approved by the relevant Chinese authority prior to May 2005 at the commencement of TPIAO’s monitoring period. We are aware of at least one other Chinese pharmaceutical manufacturer whose application for clinical trials may have been approved by May 2005 and who may be in clinical trials for a TPO-based therapeutic. For the nine months ended September 30, 2006, our total revenues from TPIAO sales were RMB10.2 million, accounting for 11.0% of our overall revenues for this period. We are also conducting a late-stage clinical trial of TPIAO for the treatment of idiopathic thrombocytopenic purpura, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them.

Our legacy products

In addition to EPIAO and TPIAO, we market two protein-based therapeutics that had historically been significant contributors to our overall revenues. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts in early 2004, and our legacy products are now marketed primarily by distributors.

Intefen ( ).    Intefen is our recombinant interferon alpha-2a product. Intefen is indicated for the treatment of carcinomas of the lymphatic and hematopoietic systems, such as lymphoma and leukemia, and viral infectious diseases, such as hepatitis C. We launched Intefen in the Chinese market in 1995.

Inleusin ( ).    Inleusin is our recombinant human interleukin-2, or IL-2, product. Inleusin is indicated for the treatment of renal cell carcinoma, the most common form of kidney cancer, metastatic melanoma, a type of skin cancer, and thoratic fluid build-up caused by cancer and tuberculosis. Inleusin is designed to stimulate the immune system in order to fight cancer and infectious diseases. We launched Inleusin in the Chinese market in 1996.

Our in-licensed products

Tietai Iron Sucrose Supplement ( ).    Tietai Iron Sucrose Supplement, an intravenously administered prescription drug that is designed to treat anemia associated with iron deficiency, is indicated for patients with end-stage renal disease requiring iron replacement therapy. We in-licensed five-year exclusive PRC distribution rights for this product from Shenyang Borui Pharmaceutical Company Limited in May 2006. Tietai Iron Sucrose Supplement was launched in China in 2005, and we believe it will be complementary to our EPIAO franchise.

Baolijin ( ).    Baolijin is our in-licensed recombinant granulocyte colony-stimulating factor, or G-CSF, product. G-CSF is a protein that stimulates production of white blood cells. For cancer patients undergoing chemotherapy, the ability to produce red blood cells, white blood cells and platelets is severely compromised. Baolijin is indicated for the treatment of neutropenia, a condition associated with chemotherapy and characterized by low levels of neutrophils, a type of white blood cell important for fighting infections. In August 2006, we in-licensed exclusive PRC distribution rights for Baolijin from Chengdu Biological Institute for a period of five years. We believe that the addition of Baolijin to our product portfolio will complement the marketing of EPIAO and TPIAO for treatment of cancer patients receiving chemotherapy.

Licenses to the Tietai Iron Sucrose Supplement and to Baolijin are held by Liaoning Bio-Pharmaceutical Company Limited, or Liaoning Sunshine, our variable interest entity.

Our product pipeline

We focus our research and development efforts on both novel and validated protein-based therapeutics for the treatment of diseases in the areas of nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our product pipeline, which we expect will be a key contributor to our future growth, consists of six product candidates in various stages of development. We employ a market-driven approach to our research and development efforts, and our team utilizes the latest molecular biology and biochemical techniques and technologies to develop promising product candidates. Our diversified product pipeline includes a number of next-generation protein-based therapeutics including NuPIAO, our second-generation EPIAO product candidate; NuLeusin, our next-generation Inleusin product candidate; TPIAO for the treatment of ITP; a human papilloma virus, or HPV, vaccine for the prevention of cervical cancer; and an anti-TNF humanized monoclonal antibody product candidate for the treatment of rheumatoid arthritis and other autoimmune diseases. We believe that each of these product candidates, if successfully developed and approved, would address significant market opportunities.

Our sales and marketing team

We maintain a sales and marketing force in 18 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. Our principal products are marketed by our 143 sales and marketing professionals and sold by our network of approximately 80 distributors to healthcare providers including, based on our internal estimates, approximately 800 hospitals, clinics and dialysis centers. Our internal sales and marketing staff details our principal products to physicians and hospital administrators and, as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our principal products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed, as well as sold, by distributors. Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC for quality and reliability.

Our manufacturing operations

We conduct on-site bulk manufacturing activities for EPIAO, TPIAO, Intefen and Inleusin at our 3,000 square meter Shenyang, China facility. We also manufacture our product candidates for clinical trials at this facility. All fill, finish and packaging activities in relation to our domestic sales are conducted at our Shenyang facility. A portion of our exported products are packaged in Shenyang and the rest is shipped overseas in bulk format as concentrated solutions of recombinant human erythropoietin, interferon alpha-2a or interleukin-2 for packaging. Our Shenyang facility was re-certified in 2005 in accordance with Chinese current Good Manufacturing Practices, or cGMP, and our cGMP certificate is valid for five years, until 2010. We plan to expand our plant in Shenyang to increase our manufacturing capacity, improve our production yields and take further advantage of our relatively low cost of labor and raw materials.

OUR COMPETITIVE STRENGTHS

We believe that our principal competitive strengths include the following:

➢	Leading market share for EPO in China;

➢	Diverse portfolio of marketed products and product candidates targeting the nephrology and oncology markets;

➢	Proven research and development capabilities;

➢	Nationwide sales and marketing network;

➢	High-quality proprietary manufacturing processes with significant cost advantages;

➢	Operational efficiency and a track record of growth and profitability; and

➢	Experienced and market-oriented management team.

OUR STRATEGY

Our goal is to become the leader in the research, development, manufacture and commercialization of protein-based therapeutics in China and to continue to advance our drugs into international markets. The key elements of our strategy are to:

➢	Maximize sales of our flagship product, EPIAO, in the Chinese market;

➢	Maximize sales of our other existing products in the nephrology and oncology markets in China;

➢	Develop and commercialize candidates in our product pipeline and new products that address unmet medical needs in commercially attractive markets;

➢	Expand our sales and marketing network;

➢	Continue to expand beyond the Chinese domestic market; and

➢	Acquire or in-license new technologies, products or companies.

RISK FACTORS

Our business is subject to numerous risks, including:

➢	our dependence on our flagship product, EPIAO;

➢	limitations in our ability to successfully maintain the selling prices of our established products or to develop and commercialize new products;

➢	our ability to maintain and enhance the Shenyang Sunshine and EPIAO brands;

➢	our reliance on a limited number of suppliers and distributors;

➢	our dependence on senior management and key research and development personnel;

➢	our ability to access adequate working capital;

➢	our ability to protect our intellectual property;

➢	our ability to comply with U.S. public reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and

➢	because of our reliance on revenues from sales in the PRC, adverse changes in political, economic and other policies of the Chinese government could materially harm our business.

You should refer to “Risk factors,” beginning on page 11, for a more detailed discussion of the risks involved in investing in our ADSs.

OUR CORPORATE STRUCTURE AND OTHER CORPORATE INFORMATION

3SBio Inc. was incorporated in the Cayman Islands in August 2006 as an exempted company with limited liability. We conduct our manufacturing and marketing activities through Shenyang Sunshine, a PRC wholly foreign owned enterprise. Shenyang Sunshine commenced business operations in 1993 and became our wholly owned subsidiary in September 2006. We conduct our distribution and logistics activities primarily through Liaoning Bio-Pharmaceutical Company Limited, or Liaoning Sunshine, and Beijing Sunshine Bio-product Sales Company, or Beijing Sunshine, both of which are variable interest entities, or VIEs, whose results are consolidated in our financial statements. Liaoning Sunshine and Beijing Sunshine are considered our VIEs because we, through contractual arrangements, bear the economic risks with respect to, and derive the economic benefits normally associated with, ownership of these entities. While we maintain contractual relationships with both Liaoning Sunshine and Beijing Sunshine, we do not hold any ownership stake in either of the entities. Please refer to “Our corporate structure—Our contractual arrangements with Liaoning Sunshine and Beijing Sunshine” for a more detailed description of our relationships with Liaoning Sunshine and Beijing Sunshine.

Our principal executive offices are located at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, the People’s Republic of China, and our telephone number at that address is (86-24) 2581-1820.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.3sbio.com. The information on our website is not a part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

RECENT PRC REGULATORY DEVELOPMENTS

On September 8, 2006, a new PRC regulation jointly promulgated by six PRC regulatory agencies became effective. See “Risk factors—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain CSRC approval could significantly delay this offering or could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions” and “Regulations—Regulation on overseas listings” for more information regarding this new PRC regulation.

CERTAIN CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, all translations from Renminbi to US dollars for financial data have been made at a rate of RMB7.904 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006, the last business day in September 2006.

The offering

ADSs offered by us	7,187,817 ADSs, representing 50,314,719 ordinary shares

ADSs offered by the selling shareholders	512,183 ADSs, representing 3,585,281 ordinary shares

Total	7,700,000 ADSs, representing 53,900,000 ordinary shares

Offering price	The initial public offering price per ADS is expected to be between US$12.00 and US$14.00.

The ADSs	Each ADS represents seven ordinary shares, par value US$0.0001 per share. The ADSs will be evidenced by American Depository Receipts, or ADRs.

•	The depositary, JPMorgan Chase Bank, N.A., will be the holder of the ordinary shares underlying your ADSs.

•	If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

•	We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

ADSs outstanding immediately after this offering	7,700,000 ADSs

Ordinary shares outstanding after the offering	150,315,717 ordinary shares, including 53,900,000 shares represented by ADSs

Over-allotment option

The underwriters have an option, exercisable within 30 days from the date of this prospectus, to purchase a maximum of 387,949 ADSs from us and 767,051 ADSs from the selling shareholders to cover over-allotments of ADSs.

Use of proceeds

We estimate that the net proceeds to us of this offering will be approximately US$81.9 million, or approximately US$86.6 million if the underwriters exercise the over-allotment option in full, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the initial public offering price range as shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and expenses payable by us. We expect to use the net proceeds from this offering for general corporate purposes, including funding clinical trials, research and development and expanding and enhancing our manufacturing facilities and our sales and marketing network. We will not receive any of the proceeds from the sale of our ADSs by the selling shareholders.

Dividend policy	We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future.

Risk factors	You should carefully read and consider the information set forth under “Risk factors” and all other information set forth in this prospectus before investing in our ADSs.

Listing

We have applied to have our ADSs included for quotation on The Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed Nasdaq Global Market symbol	SSRX

Depositary	JPMorgan Chase Bank, N.A.

The number of ordinary shares outstanding after this offering is based on the 100,000,998 shares outstanding as of January 19, 2007 and does not include:

➢	1,060,000 ordinary shares issuable upon the exercise of options outstanding as of January 19, 2007, having an exercise price of US$1.60 per share;

➢	15,000 unvested shares granted to an executive of the Company on August 1, 2006; and

➢	10,000,000 additional ordinary shares that are reserved for issuance under our 2006 Stock Incentive Plan. See “Management—Stock Option Plan.”

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more ADSs than the number set forth on the cover page of this prospectus. We will inform investors at or prior to the time of pricing of any change in the number of ADSs being sold.

Summary consolidated financial data

The following summary consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data presented below for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, other than the net income per ADS data, are derived from our audited consolidated financial statements included elsewhere in this prospectus, which are prepared in accordance with U.S. GAAP. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year. The historical results presented below are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,				Nine months ended September 30,
Statement of income data:	2003	2004	2005	2005	2005	2006	2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Net revenues(1):
EPIAO	44,787	64,937	84,804	10,729	64,625	72,852	9,217
TPIAO	—	—	2,795	354	844	10,176	1,287
Intefen	22,820	7,680	6,827	864	5,326	3,468	439
Inleusin	4,264	2,738	1,606	203	1,378	822	104
Export	896	1,736	4,990	631	3,187	4,669	591
Others	73	157	991	126	770	585	74

Total	72,840	77,248	102,013	12,907	76,130	92,572	11,712

Cost of revenues	(12,653)	(15,027)	(15,497)	(1,961)	(12,664)	(8,779)	(1,111)

Gross profit	60,187	62,221	86,516	10,946	63,466	83,793	10,601

Operating expenses:
Research and development	(3,073)	(3,699)	(3,196)	(404)	(2,311)	(3,754)	(475)
Sales, marketing and distribution	(37,021)	(38,762)	(49,205)	(6,225)	(35,133)	(43,448)	(5,497)
General and administrative	(15,789)	(13,600)	(13,956)	(1,766)	(9,378)	(10,729)	(1,358)

Total operating expenses	(55,883)	(56,061)	(66,357)	(8,395)	(46,822)	(57,931)	(7,330)

Operating income	4,304	6,160	20,159	2,551	16,644	25,862	3,271

Other income/(expense), net
Interest expense, net	(5,748)	(5,948)	(5,407)	(684)	(4,164)	(3,078)	(389)
Grant income	2,518	6,442	3,771	477	2,763	2,414	305
Others	288	—	(850)	(108)	(832)	(183)	(23)

Total other income/(expense), net	(2,942)	494	(2,486)	(315)	(2,233)	(847)	(107)

Income before income tax expense and minority interests	1,362	6,654	17,673	2,236	14,411	25,015	3,164
Income tax expense	(1,201)	(226)	(1,762)	(223)	(1,668)	(3,574)	(452)

Income before minority interests	161	6,428	15,911	2,013	12,743	21,441	2,712
Minority interests, net of tax	349	182	144	18	153	1	—

Net income	510	6,610	16,055	2,031	12,896	21,442	2,712

Net income per share, basic and diluted	0.01	0.07	0.16	0.02	0.13	0.21	0.03

Weighted average number of shares outstanding	100,000,998	100,000,998	100,000,998	100,000,998	100,000,998	100,000,998	100,000,998

Net income per ADS, basic and diluted (unaudited)	0.04	0.46	1.12	0.14	0.90	1.50	0.19

Weighted average number of ADSs outstanding (unaudited)	14,285,857	14,285,857	14,285,857	14,285,857	14,285,857	14,285,857	14,285,857

The table below sets forth revenues from the sales of our products expressed as a percentage of our net revenues for the periods indicated:

	For the year ended December 31,			For the nine months ended September 30,
Net Revenues	2003	2004	2005	2005	2006
EPIAO	61.5%	84.1%	83.1%	84.9%	78.7%
TPIAO	—	—	2.7	1.1	11.0
Intefen	31.3	10.0	6.7	7.0	3.7
Inleusin	5.9	3.5	1.6	1.8	0.9
Export	1.2	2.2	4.9	4.2	5.0
Others	0.1	0.2	1.0	1.0	0.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

	As of September 30, 2006
Balance Sheet Data:	Actual	Actual	As adjusted(3)	As adjusted(3)
	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	42,813	5,416	690,157	87,317
Working capital(2)	37,141	4,698	684,485	86,599
Total assets	155,971	19,733	803,315	101,634
Total bank loans	69,000	8,730	69,000	8,730
Total liabilities	93,328	11,808	93,328	11,808
Minority interests	501	63	501	63
Total shareholders’ equity	62,142	7,862	709,486	89,763

(1)	Net revenues consist of the invoiced value of goods sold, net of value-added taxes, or VAT, discretionary sales returns, trade discounts and allowances.
(2)	Working capital is calculated as current assets minus current liabilities.
(3)	As adjusted to give effect to the sale of 7,187,817 ADSs by us in this offering, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the initial public offering price range as shown on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us. We will not receive any of the proceeds from the sale of our ADSs by the selling shareholders.

Risk factors

Investment in our ADSs involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. In particular, because we conduct our operations principally in China, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. issuers. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs may decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR COMPANY

We are currently dependent on our flagship product, EPIAO. A reduction in revenues of EPIAO would cause our revenues to decline and could materially harm our business.

We are largely dependent on sales of our erythropoietin, or EPO, product, which we market under the name of EPIAO. We began marketing and selling EPIAO in 1998, and it has been our top-selling product since 2002. Revenues from sales of EPIAO accounted for 83.1% of our total revenues for the year ended December 31, 2005 and 78.7% for the nine months ended September 30, 2006. We plan to expand our EPO franchise to include a higher dosage form of EPIAO and a second-generation version with enhanced half life. If developed and commercially launched, these products would increase our reliance on EPO-based products. We expect that sales of EPIAO will continue to comprise a substantial portion of our revenues in the future.

Any reduction in revenues from EPIAO will have a direct negative impact on our business, financial condition and results of operations. Our EPO franchise and associated revenues could be adversely affected by a variety of factors, including:

➢	increased competition;

➢	new product introductions;

➢	government-imposed pricing constraints;

➢	intellectual property issues;

➢	problems with raw materials supply;

➢	disruptions in manufacturing or distribution; and

➢	newly discovered safety issues.

Due to our relative lack of product diversification, an investment in our company may entail more risk than investments in companies that offer a wider variety of products or services. Despite our efforts, we may be unable to develop or acquire new products that would enable us to diversify our business and reduce our dependence on EPIAO products.

The commercial success of our products depends upon the degree of market acceptance among the medical community. Failure to attain market acceptance among the medical community would have an adverse impact on our operations and profitability.

The commercial success of our products depends upon the degree of market acceptance they achieve among the PRC medical community, particularly physicians and hospitals. Physicians may not prescribe

Risk factors

or recommend our products to patients, and procurement departments of hospitals may not purchase our products. The acceptance of any of our products among the medical community will depend upon several factors, including:

➢	the safety and effectiveness of the product;

➢	the effectiveness of our efforts to market our products to hospitals and physicians;

➢	the product’s cost effectiveness;

➢	the product’s perceived advantages and disadvantages relative to competing products or treatments; and

➢	the prevalence and severity of side effects.

If our products fail to attain market acceptance among the medical community, our operations and profitability would be adversely affected.

The selling prices of our products tend to decline over time. Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products. Our product development efforts may not result in commercially viable products.

As is typical in the Chinese pharmaceutical industry, the average selling prices of our products tend to decline significantly over the life of the product. These declines principally result from increased competition. For example, from 2004 to 2005 the average selling price of Intefen declined by 20%. Historically we have sought to mitigate downward pricing pressure by introducing new products or enhanced versions of existing products with higher margins. For example, in 2006 we launched TPIAO, which has quickly become our second largest revenue generator and accounted for approximately 11.0% of our total revenues for the nine months ended September 30, 2006.

We must therefore constantly identify product candidates that can be developed into cost-effective therapeutic products. We plan to devote substantial resources to our research and development efforts; however, successful product development in our industry is highly uncertain, and relatively few research and development projects produce commercially viable products. If we cannot offset any decline in revenues and margins of our marketed products with new product introductions, our overall results of operations will suffer.

Our products face substantial competition. Other companies may discover, develop, acquire or commercialize products before or more successfully than we do.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. EPIAO competes with both existing EPO drugs and potential new drug candidates. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for interferon alpha-2 drugs include Schering-Plough (Brinny) Co. and Beijing Tri-Prime Genetic Engineering Co., Ltd., and competitors for interleukin-2 include Beijing SL Pharmaceutical Co., Ltd. and Beijing Four Rings Biopharmaceutical Co., Ltd. Competitors for Tietai Iron Sucrose Supplement include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd. and competitors for Baolijin include Kirin, Hangzhou Jiuyuan Gene Engineering Co., Ltd. and Qilu Pharmaceutical Co., Ltd. In addition, while we believe TPIAO is the only TPO-based therapeutic available in the Chinese market to date, we are aware of another Chinese

Risk factors

pharmaceutical company, Shanghai CP Guojian Pharmaceutical Company Limited, or CP Guojian, which we believe may be conducting clinical trials for a TPO-based therapeutic in China. If CP Guojian obtained the approval for any clinical trials prior to the commencement of the monitoring period for TPIAO, CP Guojian may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period. We have no information on when CP Guojian plans to bring their product to market, nor are we aware of any other company that is developing a similar product. Our products may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not have patents of any commercial significance covering EPIAO, our legacy products, or many of our product candidates with which to protect these products from direct competition. Our inability to compete effectively could reduce sales or margins, which could have a material adverse effect on our results of operations.

Certain of our competitors, including biotechnology and pharmaceutical companies, market products or are actively engaged in research and development in areas where we have products or where we are developing product candidates or new indications for existing products. In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products and drugs approved for other indications that are used off-label. If less invasive or less expensive alternatives to our products are dispensed or prescribed to patients, our sales could be negatively impacted. An increasing number of foreign pharmaceutical companies have introduced their pharmaceutical products into the Chinese market.

As we expand our product portfolio by adding new products and indications, as well as developing second-generation versions of existing products with the same or overlapping labels, certain of our products may be used as a substitute for our other products in the same end markets. For instance, although EPIAO and TPIAO are targeted towards patients with different indications and TPIAO is not intended to replace EPIAO in the oncology market, some doctors may prescribe TPIAO for their patients when they would have otherwise prescribed EPIAO. Consequently, the introduction of TPIAO may adversely impact sales of EPIAO.

Large Chinese state-owned and privately-owned pharmaceutical companies and foreign pharmaceutical companies may have greater clinical, research, regulatory, manufacturing, marketing, financial and human resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. There may also be significant consolidation in the pharmaceutical industry among our competitors, alliances may develop among competitors and these alliances may rapidly acquire significant market share.

Furthermore, in order to gain market share in China, competitors may significantly increase their advertising expenditures and promotional activities or engage in irrational or predatory pricing behavior. In addition, our competitors may engage in illegal acts, such as bribery. Third parties may actively engage in activities designed to undermine our brand name and product quality or to influence customer confidence in our products. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We may not be able to compete effectively against current and future competitors.

Risk factors

Our competitors may have the ability to manufacture pharmaceutical products substantially similar to ours.

Our ability to compete against our competitors is, to a significant extent, dependent upon our ability to distinguish our products from those of our competitors by providing high quality products at reasonable prices that appeal to our consumers. Many of our competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in our markets. Our competitors in any particular market may also benefit from raw material sources or production facilities that are closer to such markets, which may provide them with competitive advantages in terms of cost and proximity to consumers.

We have exclusivity for the manufacturing and marketing of one indication of EPIAO under an administrative protection period through 2007. We also have a monitoring period for TPIAO through May 2010. Upon expiration of the protection period or the monitoring period, other manufacturers in China may apply for approval by the State Food and Drug Administration, or the SFDA, to manufacture such products using similar formulae or production techniques. If other manufacturers introduce the same products or products substantially similar to ours, we will face more competitive pressure in the market and our sales and profit margin may be adversely affected.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain CSRC approval could significantly delay this offering or could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require an offshore special purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listing of offshore SPVs.

Our PRC counsel, Jingtian & Gongcheng, has advised us that, based on their understanding of the current PRC laws, regulations and rules, it is not necessary for us to obtain the CSRC’s approval for this offering because we obtained approval from the Shenyang branch of MOFCOM for the acquisition of Shenyang Sunshine, our wholly owned subsidiary in the PRC, before September 8, 2006, the effective date of the new regulation.

A copy of Jingtian & Gongcheng’s legal opinion regarding this new PRC regulation is filed as an exhibit to our registration statement on Form F-1.

However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or another PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face

Risk factors

regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our business depends on our Shenyang Sunshine and EPIAO brands, and if we are not able to maintain and enhance our brands to maintain our competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our Shenyang Sunshine and EPIAO brands has contributed significantly to the success of our business. We also believe that maintaining and enhancing the Shenyang Sunshine and EPIAO brands is critical to maintaining our competitive advantage. In order to further penetrate our markets and launch new products, we must expand our manufacturing and sales and marketing efforts. Maintaining quality and cost-effectiveness may be more difficult to achieve.

While our sales and marketing staff will continue to further promote our brand to remain competitive, we may not be successful. If we are unable to further enhance our brand recognition and increase awareness of our products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

Certain of our raw materials, medical devices and components are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.

Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for formulation, fill, and finish of our products are provided by single-source unaffiliated third-party suppliers, including the EPO Elisa Kit by R&D Systems Inc., the GIBCO cell culture medium by Invitrogen Inc., the Pharmacia EPO chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc.

Risk factors

For more details, see “Business—Manufacturing.” Certain of these raw materials, medical devices, and components are the proprietary products of these unaffiliated third-party suppliers.

We would be unable to obtain these raw materials, medical devices, or components for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, and/or due to unexpected demand, labor shortages or disputes. We would also be unable to obtain these materials, devices and components for an indeterminate period of time if such supply was subsequently found to not be in compliance with our quality standards or resulted in quality failures or product contamination and/or recall when used to manufacture, formulate, fill, or finish our products. These events could adversely affect our ability to satisfy demand for our products, which could adversely affect our product sales and operating results materially.

For example, we have occasionally experienced shortages in certain components necessary for the formulation, fill, and finish of certain of our products in our Shenyang facility without impact on our ability to supply these products. However, we may experience the shortages in the future resulting in delayed shipments, supply constraints, stock-outs and/or recalls of our products, which could result in interruptions to our production.

We depend on our distributors for sales of our products.

We rely on our network of approximately 80 distributors to distribute our own and our in-licensed products. Our distributors do not sell our products on an exclusive basis. As a result, our products face competition from similar products sold by our distributors.

Our success will depend in part on our ability to form relationships with and manage an increasing number of distributors. If our distribution network in China suffers a disruption, our financial condition and results of operations may be adversely affected.

While we have long-standing business relationships with most of our distributors and we have not, in the past three years, lost any significant distributors, we do not have long-term contracts with any distributor. Moreover, a significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. The tables below set forth the aggregate sales to our top five distributors, expressed in RMB and as a percentage of our total sales, for the periods indicated.

Sales to top five distributors	For the year ended December 31, 2003
	Sales revenue (RMB in thousands)	% of sales revenues
Xiamen International Economic & Trading Co., Ltd.	25,836	35%
Beijing Tianxingpuxin Bio-Med Co., Ltd.	6,118	8%
Wuhan Pharmaceutical Group Co., Ltd.	1,738	2%
Wuhan Ruipu Pharmaceutical Co., Ltd.	1,381	2%
Liaoning Pharmaceutical Foreign Trade Corp.	1,183	2%

Total	36,256	49%

Risk factors

Sales to top five distributors	For the year ended December 31, 2004
	Sales revenue (RMB in thousands)	% of sales revenues
Beijing Tianxingpuxin Bio-Med Co., Ltd.	7,662	10%
Xiamen International Economic & Trading Co., Ltd.	5,844	8%
Shanghai Pharmaceutical Co., Ltd.	5,450	7%
Shanghai Siful Medicine Co., Ltd.	2,951	4%
Nanjing Medical Co., Ltd.	2,734	3%

Total	24,641	32%

Sales to top five distributors	For the year ended December 31, 2005
	Sales revenue (RMB in thousands)	% of sales revenues
Beijing Tianxingpuxin Bio-Med Co., Ltd.	13,333	13%
Shanghai Pharmaceutical Co., Ltd.	8,867	9%
Shanghai Siful Medicine Co., Ltd.	4,831	5%
Nanjing Medical Co., Ltd.	4,359	4%
Guangdong Xiaoqiling Pharmacy Co., Ltd.	4,308	4%

Total	35,698	35%

Sales to top five distributors	For the nine months ended September 30, 2006
	Sales revenue (RMB in thousands)	% of sales revenues
Beijing Tianxingpuxin Bio-Med Co., Ltd.	11,574	13%
Shanghai Pharmaceutical Co., Ltd.	7,769	8%
Shanghai Siful Medicine Co., Ltd.	6,144	7%
Sinopharm Medicine Holding Guangzhou Co., Ltd.	6,082	7%
Nanjing Medical Co., Ltd.	4,055	4%

Total	35,624	39%

If any one of these distributors were to voluntarily or involuntarily suspend or terminate product purchases from us, we would need to divert product sales to other distributors, which could cause short-term disruptions to our revenues and profitability.

If we fail to achieve specified sales goals with respect to an in-licensed product, the license agreement relating to that product may be terminated and our results of operations may suffer.

We have recently begun to distribute third-party products pursuant to in-licensing agreements with domestic pharmaceutical corporations. For example, we currently in-license Tietai Iron Sucrose Supplement and Baolijin. We anticipate that an increasing portion of our revenues during the next several years will be generated from in-licensed products. However, if we fail to achieve certain sales targets, our licensing agreement in relation to Tietai Iron Sucrose Supplement with Shenyang Borui

Pharmaceutical Company Limited will become terminable on short notice and our deposit in the amount of RMB1 million will be partially or fully forfeited. Given these risks, there is a great deal of uncertainty regarding the success of our current and future collaborative efforts.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our chief executive officer, Dr. Jing Lou, to manage our operations. We also depend on our key research personnel such as Ms. Dongmei Su. In addition, we also rely on sales personnel, and other personnel with industry knowledge, to market and sell our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them, in particular Dr. Lou, would have a material adverse effect on our business and operations. Although Dr. Lou and Ms. Su have each signed a non-competition agreement with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute.

Competition for senior management and research and development personnel is intense, and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key research and development personnel that we lose. We compete for qualified personnel with other pharmaceutical companies, universities and research institutions. Intense competition for these personnel could cause our compensation costs to increase significantly, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Our future capital needs are uncertain. As a result, we may need to raise additional funds in the future.

We may require additional cash resources in the future. Our future cash needs will depend upon:

➢	the extent to which our products are accepted in the market and generate cash flows;

➢	the resources we devote to developing, marketing and producing our products;

➢	the receipt of, and the time and expenses required to obtain and maintain, regulatory clearances and approvals;

➢	our ability to identify and our desire or need to pursue acquisitions or other investments; and

➢	changed business conditions or other future developments.

Our revenues may not be sufficient to meet our operational needs and capital requirements, and needed financing may not be available in amounts or on terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders. Moreover, credit arrangements in the PRC subject to government restrictions and may not be available to us on commercially reasonable terms or at all.

Risk factors

Risk factors

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and made disclosures in this prospectus regarding, timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and timing of product launches. As a public U.S.-listed company, we anticipate that we will make additional announcements in our public reports and in press releases regarding these events. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

If we are unable to protect our products through intellectual property rights, our competitors may compete directly against us.

Our success depends, in part, on our ability to protect our products from competition by establishing, maintaining and enforcing intellectual property rights. We try to protect the products and technology that we consider important to our business by filing PRC patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. We do not have any patent protection of commercial significance relating to EPIAO. We have patents and patent applications relating to TPIAO and certain of our other products, product candidates and technologies. For more details, see “Business—Intellectual Property.” However, the process of seeking patent protection in the PRC can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future. For more details on the process for applying for and obtaining intellectual property protection in the PRC, see “Regulations—Patent and trademark protection.”

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. We do not maintain insurance to cover intellectual property infringement.

Intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, due to, among other reasons, lack of procedural rules for discovery and evidence, low damage awards, and lack of judicial independence. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is

Risk factors

difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

We depend on administrative protection and monitoring periods for certain of our products, which afford us less protection than patents.

Prior to the 1990s, Chinese pharmaceutical companies were not capable of producing innovative drugs due to financial and technical obstacles. Under China’s first patent law enacted in March 1984, drugs were not eligible for patent protection. This law, however, provided patent protection for the manufacturing methods of pharmaceuticals. The Drug Administration Law of 1984 specified that pharmaceutical products that had never been manufactured in China were classified as new drugs, and allowed Chinese pharmaceutical companies to produce drugs that are similar in structure and function to foreign drugs so long as the foreign drugs had not been manufactured inside China. To further protect the domestic pharmaceutical industry, in 1999 the SFDA’s predecessor, the State Drug Administration, issued the Regulation on New Drug Protection and Related Technology Transfer, or the 1999 Regulations, which provided a six to twelve year administrative protection period for five categories of new drugs. In December 2002, the 1999 Regulations were replaced by the Administrative Measures on the Registration of Pharmaceutical Products, or the 2002 Regulations, which were later revised in February 2005. According to the 2002 Regulations, with a view to protecting public health, the SFDA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs. The key element in determining the availability and duration of the monitoring period is the safety of the new drug. The SFDA will consider, among other things, whether the new drug has been previously launched domestically or overseas, what type of new drug it is and what process and technology are involved in the production of the new drug. For example, for a biochemical product that has never been launched domestically or overseas, a five-year monitoring period will be granted; for a biochemical product that has been launched overseas but not domestically, only a four-year monitoring period will be granted.

We have administrative protection for one indication of EPIAO through 2007 under a six-year protection period pursuant to the 1999 Regulations, during which other pharmaceutical companies are prohibited from manufacturing EPO drugs for the same indication. We also have administrative protection for TPIAO through 2010 under a five-year monitoring period pursuant to the 2002 Regulations, during which other pharmaceutical companies are prohibited from manufacturing or importing similar drugs, except those whose applications for clinical trials were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period. For a detailed discussion of the mechanism for administrative protection under the relevant Chinese regulations, please refer to “Regulations—Administrative protection and monitoring periods for new drugs”.

The period of administrative protection under these Chinese pharmaceutical regulations is considerably shorter than the exclusivity period afforded by patent protection, which, in the case of invention patents, may last up to 20 years from the national filing date of the patent directed to the product, its use or method of manufacture. Once the monitoring period expires, all third parties will be free to compete with us, unless we can exclude them from the market through patents or other intellectual property rights.

Risk factors

In addition, the administrative protection for EPIAO in relation to the indication of anemia associated with chemotherapy in cancer patients with non-myeloid malignancies cannot always prevent off label use of other EPO drugs for this indication. If physicians substitute similar or less expensive drugs for EPIAO, our revenues and financial condition will be adversely affected.

In addition, the PRC government has in the past and may, in the future, change the duration of the monitoring period. If this occurs, we may lose the administrative protection for our new products or the protection period may be shortened, and we may lose advantage over our competitors with respect to our new products.

If our products infringe the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to sell these products.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Under the PRC Patent Law promulgated by the People’s Congress in March 1984 and later revised in September 1992 and August 2000, patent applications are maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. China adopts the first-to-file system under which whoever first files a patent application (instead of the one who makes first actual discoveries) will be awarded the patent. By contrast, U.S. patent law endorses the first-to-invent system under which whoever makes the first actual discovery will be awarded the patent. Under the first-to-file system, even after reasonable investigation we may not know with certainty whether we have infringed a third party’s patent because such third party may have filed a patent application without our knowledge while we are still developing that product. We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of a patent held by a third party that may relate to our TPIAO product. We believe, as to each claim in this patent, that we either do not infringe the claim of the patent or that the claim is invalid. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent rights could adversely affect our ability to commercialize our products.

If a third party claims that we infringe its proprietary rights, any of the following may occur:

➢	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

➢	we may become liable for substantial damages for past infringement if a court decides that our technology infringes a third party’s patent;

➢	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

➢	we may have to reformulate our product so that it does not infringe patent rights of others, which may not be possible or could be very expensive and time-consuming.

Although to date we have not experienced any of the circumstances listed above, if any of these events occurs, our business will suffer and the market price of our ADSs could decline.

Risk factors

Failure to implement our growth and expansion strategy could result in deterioration in our results of operations and financial condition.

In order to achieve our internal forecasts, we must successfully implement our growth and expansion strategy. To do so, we must:

➢	expand our capacity by further process optimization and new facility construction;

➢	continue our research and development efforts to introduce new and more advanced products;

➢	promote domestic marketing and sales development and growth;

➢	expand the number, and enhance the expertise in U.S. GAAP financial reporting, of our finance staff;

➢	implement our strategy to bifurcate our sales force in the nephrology and oncology areas;

➢	maintain and further improve our manufacturing process and proprietary technologies to manufacture products with high quality and competitive prices; and

➢	integrate any new businesses, technologies and products that we acquire by way of in-licensing, acquisitions or investments into our operations.

If we do not successfully implement this strategy, we may not be able to maintain our growth in revenues and profitability, and the market price for our ADSs will suffer.

We have grown steadily since our establishment in 1993. This expansion presented, and our anticipated growth in the future will continue to present, a significant challenge to our management and administrative systems and resources. If we do not adequately manage this challenge, our results of operations and financial condition could suffer.

Power shortages, natural disasters, terrorist acts or other calamities could disrupt our production and have a material adverse effect on our business, financial position and results of operations.

EPIAO, TPIAO and our legacy products are produced at our manufacturing facility in Shenyang. A significant disruption at that facility, even on a short-term basis, could impair our ability to produce and ship products on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

Our Shenyang manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously impaired. In addition, the nature of our production and research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. We do not maintain any insurance other than insurance for some of our properties. Accordingly, unexpected business interruptions resulting from disasters could disrupt our operations and thereby result in substantial costs and diversion of resources.

In addition, our production process requires a continuous supply of electricity. We have encountered power shortages twice historically due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our operations. Interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of

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electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We typically generate higher levels of revenues during the third and fourth quarters of the year, primarily because of the tendency of hospitals to place more orders prior to the year-end holiday season and the fact that more people visit hospitals in the second half of the year, resulting in more prescriptions by physicians during this period. We may in the future experience significant period-to-period fluctuations in our revenues and operating results. Upon the consummation of this offering, it is possible that our revenues and operating results in some quarters may fall below the estimates of securities research analysts, which may cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, such as:

➢	seasonal spending patterns of Chinese consumers, including hospitals, dialysis centers and clinics;

➢	changes in pricing policies by us, our competitors or the government, an example of which is the one-time downward adjustment by the government of the price ceiling for all interferon products in China in 1999;

➢	the timing and market acceptance of new products and product enhancements by us or our competitors;

➢	the loss of key sales personnel or distributors;

➢	our involvement in litigation;

➢	changes in government policies or regulations; and

➢	a downturn in general economic conditions in China.

While certain of the factors identified above, including seasonal spending patterns, changes in pricing policies, market acceptance of new products and changes in government policies, have in the past caused fluctuations in our quarterly financial results, we have not suffered any material and adverse consequences from these fluctuations in the last three years. However, many of these factors are beyond our control, and you should not rely on our results of operations for prior quarters as an indication of our results in any future period. As our revenues vary significantly from quarter to quarter, our business could be difficult to predict and manage and our quarterly results could fall below investor expectations, which could cause our ADS price to decline.

We have previously operated as a private Chinese company and have no experience in complying with U.S. public company requirements. In addition, we only recently began to prepare our financial statements in accordance with U.S. GAAP. Attempting to comply with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

As a private PRC company, we have maintained a small finance and accounting staff. In addition, in the past we have only prepared unaudited financial statements in accordance with PRC GAAP for the purpose of tax reporting and determining the level of statutory reserves. Only our CFO has significant prior experience applying U.S. GAAP. While we plan to expand our staff if we become public, we expect to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. In the short term, we are providing training for our current staff with respect to U.S. GAAP. Our training may not be sufficient or effective.

Risk factors

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the U.S. Sarbanes-Oxley Act of 2002, as well as other rules of the SEC, the Public Company Accounting Oversight Board and The Nasdaq Global Market, will result in a significant initial cost to us as well as an ongoing increase in our legal, audit and financial compliance costs. As a public company, we will be required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management on the company’s internal controls over financial reporting that contains our management’s assessment of the effectiveness of the company’s internal controls and an auditor’s attestation report on our internal control over financial reporting in our Annual Report on Form 20-F for the fiscal year ending December 31, 2008. We have begun to implement certain measures to make overall improvements to our financial reporting system, such as rolling out a computerized management information system for inventories to ensure simultaneous recording of inventory movements in both the warehouse and finance department records. Such a system would also allow up-to-date inventory ageing information to be automatically generated on a continuous basis. If we cannot successfully implement these measures in a timely manner, our ability to issue timely and accurate financial reports may be adversely affected. We have only recently begun a formal process to evaluate our internal controls for purposes of Section 404, and we cannot be sure that our internal control over financial reporting will prove to be effective.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis, and to prevent fraud. As a public company, we will be required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management on our internal control over financial reporting that contains our management’s assessment of the effectiveness of the company’s internal controls and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2008. We have only recently begun a formal process to evaluate our internal control over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines. Delay in meeting these deadlines or failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations, and result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs, or limit or suspend our continued listing on, or cause us to delist from, The Nasdaq Global Market. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

Our business benefits from certain tax and other government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to high technology companies in order to encourage development of the high technology industry and investments by foreigners. Such incentives include reduced tax rates and other measures. For example, as a high technology company operating in an approved economic-technological development area, Shenyang Sunshine Pharmaceutical Company

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Limited, or Shenyang Sunshine, our main PRC operating subsidiary, is entitled to an enterprise income tax, or EIT, rate of 15%, compared to an EIT rate of 33% applicable to most domestically owned PRC companies. As a “foreign-invested advanced technology enterprise” certified by the relevant Chinese authorities, Shenyang Sunshine was entitled to a reduced EIT rate of 10% for the year ended December 31, 2005. The 10% EIT rate expired after the taxable year ended December 31, 2005 and Shenyang Sunshine’s EIT was 15% for the year ended December 31, 2006.

Additionally, certain changes to the PRC’s Corporate Income Tax Law are in discussion and could, if passed into law, adversely affect the taxation of Shenyang Sunshine and/or remittances by Shenyang Sunshine to us. To date, the PRC government has not disclosed any details as to the changes in the tax law slated for consideration. However, it is believed that among the possible changes are elimination of tax holidays and other incentives, increases in tax rates and imposition of a dividend withholding tax.

Historically, we have benefited from tax holidays and incentives. The extent and timing of any such changes in the PRC’s tax laws is uncertain. It is not known whether any transitional or other relief will be granted to companies such as Shenyang Sunshine that have already established operations in China. If adopted, these changes could significantly increase our tax expense.

In addition, we have historically received various government grants for our research and development programs. We recorded grant income of RMB2.5 million in 2003, RMB6.4 million in 2004 and RMB3.8 million in 2005. The grants in 2003 and 2004 primarily relate to our research and development efforts on EPIAO and TPIAO. Even though we plan to continue to apply for grants and subsidies from the PRC government for our ongoing and future research and development programs, there is no assurance that we will successfully obtain any level of grants and subsidies in future periods.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

We may be classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes for the current or any future taxable year.

PFIC status is a factual determination made for each taxable year ending December 31, after the close of such year, on the basis of the composition of our income and our “active” versus “passive” assets for such year. Under the PFIC rules, we will generally be classified as a PFIC if, in the case of any particular taxable year, 75% or more of our gross income consists of certain types of “passive income” or 50% or more of the value of our assets consists of “passive assets”. For this purpose, cash and other liquid assets are generally classified as passive and goodwill and other unbooked intangibles may generally be classified as active. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in this offering, and other liquid assets that we presently hold, for the purpose of the capital expenditures described in this prospectus. In addition, the overall level of our active assets will depend, in great measure, on the valuation of our goodwill and other unbooked intangibles as implied by our market capitalization which may decline.

If we were to be or become classified as a PFIC, United States investors in our ADSs or ordinary shares may incur a significantly increased United States income tax liability on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares. See the section entitled “Taxation—United States Federal Income Tax Considerations—PFIC Considerations”.

Risk factors

We have guaranteed certain loans from banks in China to a shareholder. Should the borrower default on its loans, we would be entirely responsible for this outstanding debt. Given our limited resources, such a default would have a severe adverse impact on our company.

In 2006, in connection with our loans from the Industrial and Commercial Bank of China, we were obligated to enter into an arrangement by which we and our then shareholder, China Transport Resources Northeast Co., Ltd. or China Transport, cross guaranteed certain of each other’s loans. We provided a guarantee to China Transport in relation to loans in the aggregate principal amount of RMB10.0 million.

Should China Transport default on its loans, we would be solely responsible to the lending bank for the outstanding principal amount plus accrued interest. Given our limited resources, its default on this loan and our assumption of its debt would adversely affect our financial condition.

RISKS RELATED TO OUR INDUSTRY

The pharmaceutical industry in China is highly regulated, and future government regulation may place additional burdens on our business.

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, production, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially adversely affect our business. In order to manufacture pharmaceutical products in China, we are required to apply for and obtain a pharmaceutical manufacturing permit from the provincial level food and drug administrative authority. In addition, in order to manufacture and market any drug in China, we are required to apply for and obtain permits and certificates from the SFDA, including the new drug certificate, drug registration certificate (which includes the issuance of a drug approval number) and GMP certificate. We are required to renew the pharmaceutical manufacturing permits, drug registration certificates and GMP certificates permits every five years. If we are unable to obtain or renew such permits or any other permits or licenses required for our operation, we will not be able to engage in the manufacture of our products and our business may be adversely affected.

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment may have an adverse effect on our business. Changes to the regulatory framework could materially and adversely impact our business, financial condition and results of operations.

For further information regarding government regulation in China, see “Regulations.”

New product development in the pharmaceutical industry is both costly and labor-intensive and has a low rate of successful commercialization.

Our success will depend in part on our ability to enhance our existing products and to develop new products. The development process for pharmaceutical products is complex and uncertain, as well as time-consuming and costly. Relatively few research and development programs produce a commercial product. A product candidate that appears promising in the early phases of development may fail to reach the market for a number of reasons, such as:

➢	the failure to demonstrate safety and efficacy in preclinical and clinical trials;

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➢	the failure to obtain approvals for intended use from relevant regulatory bodies, such as the SFDA;

➢	our inability to manufacture and commercialize sufficient quantities of the product economically; and

➢	proprietary rights, such as patent rights, held by others to our product candidate and their refusal to sell or license such rights to us on reasonable terms, or at all.

In addition, product development requires the accurate assessment of market trends. We cannot assure you that:

➢	our new product research and development efforts will be successfully and timely completed;

➢	our clinical trials on humans for our product candidate will be successful;

➢	SFDA or other regulatory bodies will grant necessary regulatory clearances or approvals on a timely basis, or at all; or

➢	any product we develop will be commercialized or achieve market acceptance.

Delays in any part of the development process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Even if we successfully commercialize new products, these products may address markets that are currently being served by the off-label use of others of our mature products and inadvertently result in a reduction in the sales volume of our mature product or vice versa. Failure to develop, obtain necessary regulatory clearances or approvals for or successfully commercialize or market potential new products or technologies could have a material adverse effect on our financial condition and results of operations.

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans.

Before obtaining regulatory approvals for the manufacturing and sale of our product candidates, we must conduct, at our own expense, extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

➢	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials, or we may abandon projects that we expect to be promising;

➢	we might have to suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

➢	regulators may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns;

➢	the time or cost of our clinical trials may be greater than we currently anticipate;

➢	any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable; and

Risk factors

➢	our product candidates may produce undesirable side effects or may have other unexpected characteristics.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing or if the results of these trials or tests are not positive or are only modestly positive, we may:

➢	be delayed in obtaining marketing approval for our product candidates;

➢	not be able to obtain marketing approval; or

➢	obtain approval for indications that are not as broad as intended.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether planned clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

Rapid changes in the pharmaceutical industry may render our products obsolete.

The pharmaceutical industry is characterized by rapid changes in technology, constant enhancement of industrial know-how and frequent emergence of new products. Future technological improvements and continual product developments in the pharmaceutical market may render our existing products obsolete or affect our viability and competitiveness. Therefore, our future success will largely depend on our ability to:

➢	improve our existing products;

➢	diversify our product portfolio; and

➢	develop new and competitively priced products which meet the requirements of the constantly changing market.

If we fail to respond to this environment by improving our existing products or developing new products in a timely fashion, or if our new or improved products do not achieve adequate market acceptance, our business and profitability may be materially and adversely affected.

The pharmaceutical industry is extremely competitive.

Our business is subject to competition from other pharmaceutical manufacturers. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for interferon alpha-2 drugs in China include Schering-Plough (Brinny) Co. and Beijing Tri-Prime Genetic Engineering Co., Ltd., and competitors for interleukin-2 in China include Beijing SL Pharmaceutical Co., Ltd. and Beijing Four Rings Biopharmaceutical Co., Ltd. Competitors for Tietai Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd and Nanjing Hencer Pharmaceutical Co., Ltd. and competitors for Baolijin in China include Kirin, Hangzhou Jiuyuan Gene Engineering Co., Ltd. and Qilu Pharmaceutical Co., Ltd. Local and overseas pharmaceutical manufacturers engaged in the manufacture and sale of similar products to ours in China may have more capital resources, better research and development capabilities and more experience in manufacturing and marketing their products. Many of our competitors, including large pharmaceutical companies and other generic drug manufacturers, have

Risk factors

employed various strategies intended to maximize their market share for previously-patented products. Competition is likely to intensify if:

➢	the number of manufacturers or distributors of substitute or similar products increases due to increased market demand or increased prices;

➢	competitors drastically reduce prices due to oversupply of products; or

➢	competitors develop new products or substitute products having comparable medicinal applications or therapeutic effects that may be used as direct substitutes for our products and such new products or substitute products are more effective with prices comparable to or lower than our products.

If any of the above occurs, our profitability may be adversely affected.

There have been recent incidents in which patients have experienced severe adverse reactions following the use of pharmaceutical products manufactured in China.

There have been recent incidents reported in the Chinese media of a significant number of patients experiencing severe adverse health consequences following their use of pharmaceutical products manufactured by certain pharmaceutical companies in China. A number of patients have become ill and a number of fatalities have been reported. For example, several deaths were caused by drugs sold by the Second Pharmaceutical Factory of Qiqihaér, a PRC drug manufacturer, in May 2006. Concerns over the safety of pharmaceutical products manufactured in China could have an adverse effect on the sale of such products, including products manufactured by us.

We have not, to date, experienced any significant quality control or safety problems. If in the future we become involved in incidents of the type described above, such problems could severely and adversely impact our product sales and reputation.

Anti-corruption measures taken by the government to correct corruptive practices in the pharmaceutical industry could adversely affect our sales and reputation.

The government has recently taken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug. Substantially all of our sales to our ultimate customers are conducted through third-party distributors. We have no control over our third-party distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective. If Liaoning Sunshine or any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices, investigated. If this occurs, our sales and reputation may be materially and adversely affected.

In addition, government-sponsored anti-corruption campaigns from time to time could have a chilling effect on our efforts to reach new hospital customers. Our sales representatives primarily rely on hospital visits to better educate physicians on our products and promote our brand awareness. Recently, there have been occasions on which our sales representatives were denied access to hospitals in order to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products will be adversely affected.

Risk factors

We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance.

We are subject to PRC laws and regulations concerning the discharge of effluent water and solid waste during our manufacturing processes. We are required to obtain clearances and authorizations from government authorities for the treatment and disposal of such discharge. We may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligation to take corrective measures. Our cost of complying with current and future environmental protection laws and regulations and our liabilities which may potentially arise from the discharge of effluent water and solid waste may materially adversely affect our business, financial condition and results of operations.

The government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our pollution control equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain of our business operations.

We may be required to defend lawsuits or pay damages for product liability claims. We do not have any liability or business disruption insurance, and a claim against us, or an interruption in our business, could adversely offset our reputation and our financial results.

The development and commercialization of pharmaceutical products entails an inherent risk of harm to the patient and, therefore, product liability. Even though there are no punitive damages under the PRC law, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue, and the inability to commercialize some products. We currently are not aware of any existing or anticipated product liability claims with respect to our products.

Existing PRC laws and regulations do not require us to nor do we maintain liability insurance to cover product liability claims. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability, or in particular, product liability, or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources. When and if we attempt to obtain product liability insurance for clinical trials, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

Pricing of all of our products are subject to government approval. Changes in government control on prices of our products may limit our profitability or cause us to stop manufacturing certain products.

Pursuant to the implementing rules of the Drug Administration Law, we are required to seek pricing approval for all our products from The National Development and Reform Commission of the PRC, or

Risk factors

the NDRC, and the price administration bureaus of the relevant provinces of the PRC in which our pharmaceutical products are manufactured. We have in the past been able to successfully obtain pricing-related approvals. In addition, in order to access certain local or provincial-level markets, we enter into government-sponsored competitive bidding processes for EPIAO and our legacy products every year or every other year with a pre-defined price range. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability. In some instances, if the price range designated by the provincial government falls below production costs, we may stop manufacturing certain products.

China’s accession to the WTO may intensify competition in the pharmaceutical industry in China.

China acceded to the WTO in December 2001. Following the accession, China lowered tariffs on certain imported pharmaceutical products as part of its obligation under the WTO framework. The reduction or removal of tariffs on imported pharmaceutical products had made such products more competitive with domestic pharmaceutical products. In addition, an increasing number of foreign-invested pharmaceutical manufacturers may establish operations to engage in the manufacture or distribution of pharmaceutical products in China, which would increase the number of suppliers of pharmaceutical products in the market and intensify the competition with domestic manufacturers. If the domestic pharmaceutical manufacturers are unable to distinguish their products from imported products or products produced domestically by foreign-invested pharmaceutical manufacturers, they may lose market share to imported products or products produced domestically by foreign-invested pharmaceutical manufacturers which may be of higher quality and are sold at competitive prices. Furthermore, due to the lack of capital for the research and development of new medicines, most of the domestic pharmaceuticals are imitations of foreign products. Following China’s accession to the WTO, many more companies in Europe and the U.S. have applied for patents in the PRC, thereby increasing the likelihood of litigation for Chinese domestic pharmaceutical companies.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our operations are located in China, and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

➢	the extent of government involvement;

➢	the level of development;

➢	the growth rate;

➢	the control of foreign exchange;

➢	the allocation of resources;

➢	an evolving regulatory system; and

➢	lack of sufficient transparency in the regulatory process.

Risk factors

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, including potential investments in competing biopharmaceutical companies, may benefit the overall Chinese economy, but may also have a negative effect on us. Although we do not currently expect such measures to directly affect our use of proceeds from this offering, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Further, any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. One recent example is certain measures implemented by the Chinese government in 2006 to restrict foreign investment and speculation in the real estate sector. Although the government policies have in recent years been encouraging of the growth of the healthcare sector, future attempts by the Chinese government to slow the pace of growth of the healthcare sector or the overall Chinese economy could result in decreased capital expenditure by hospitals, which in turn could reduce demand for our products.

Moreover, the political relationship between the United States, Europe, or other Asian nations and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our operations. This could lead to a decline in our profitability.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

Laws, regulations or enforcement policies in China, including those regulating healthcare and the pharmaceutical industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our ADSs. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations,

Risk factors

including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, we are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, the PRC government may take measures to restrict access to foreign currencies for current account transactions.

Our ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if Shenyang Sunshine, our wholly-owned PRC subsidiary, borrows foreign currency loans from foreign lenders, it must do so within approved limits that satisfy its approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. These limitations could affect the ability of Shenyang Sunshine to obtain capital through offshore debt or equity financing.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and Severe Acute Respiratory Syndrome, or SARS.

Our business could be adversely affected by the effects of avian influenza, SARS or other epidemics or outbreaks of contagious diseases. There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including some confirmed human cases. A major outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia, an outbreak of avian flu, SARS or other contagious diseases in China, other places in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, would adversely affect our business, financial condition or results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreaks of avian flu, SARS or any other epidemics.

Our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We require foreign currency to purchase imported equipment and raw materials and pay dividends to our shareholders. However, we generate revenues in Renminbi. Under PRC foreign exchange rules and regulations, payments of current account items, including profit distributions and operation-related expenditures, may be made in foreign currencies without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions. These transactions must be approved by and/or registered with SAFE, and repayment of loan principal, distribution of return on direct capital investment and investments in negotiable instruments are also subject to restrictions. There is no assurance that we will be able to meet all of our foreign currency obligations or to remit profits out of China.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the market-based exchange rate during certain periods. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, People’s Bank of China, or PBOC, announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1 to

Risk factors

RMB8.27 to US$1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi will be pegged to a basket of currencies, which components will be adjusted based on changes in market demand and supply under a set of systematic principles. On September 23, 2005, the Chinese government widened the daily trading band for Renminbi against non-US dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could give rise to uncertainties in our financial condition and results of operations. Any appreciation of Renminbi may subject us to increased competition from imports, and any devaluation of Renminbi may adversely affect the value of our net assets, earnings and declared dividends in foreign currency terms, as well as our ability to service our foreign currency obligations. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, purchasing equipment and raw materials from overseas, or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Our operations are subject to the uncertainty associated with the legal system in China which could limit the legal protection available to potential investors.

We conduct our business through our operating subsidiaries in China, which are governed by PRC law. China is a civil law jurisdiction based on written codes and statutes. Unlike common law jurisdictions, prior court decisions may be cited as persuasive authority but do not have legally binding force. The PRC government has promulgated laws and regulations in relation to economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to establishing a comprehensive legal system conducive to investment activities. However, the implementation, interpretation and enforcement of these laws and regulations may involve greater uncertainty compared to those in the common law jurisdictions due to a relatively short legislative history, limited volume of court cases and their non-binding nature. Furthermore, many laws, regulations and legal requirements have only recently been adopted by the central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. Depending on the government agency or how an application or a case is presented to such agency, we may receive less favorable interpretations of law than our competitors. In addition, any litigation in China may be protracted and result in substantial legal costs and diversion of resources and management attention. Similarly, legal uncertainty in China may limit the legal protection available to potential investors. We cannot predict the effect of future legal developments in China, including promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national law. As a result, there is substantial uncertainty as to the legal protection available to potential investors.

There may be difficulties in seeking recognition and enforcement of foreign judgments in China.

Substantially all of our assets are located in China, and most of our senior management members and directors reside in China. However, China has not entered into treaties or arrangements providing for the recognition and enforcement of judgments made by the courts of the United States or most other jurisdictions. As a result, it may be difficult or impossible for investors to effect service of process or enforce court judgments against our PRC subsidiaries, our assets, senior management members or directors in China.

Risk factors

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.

As a foreign invested enterprise, Shenyang Sunshine is subject to restrictions on foreign investment imposed by the PRC law from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

According to the latest version of this Catalogue, which became effective on January 1, 2005, our business does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely solely on dividends from our wholly owned subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries may be required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur additional debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of proceeds,” as an offshore holding company of our PRC operating subsidiaries we may make loans to our PRC subsidiaries or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries

Risk factors

are subject to PRC regulations and approvals. For example, loans by us to Shenyang Sunshine to finance its activities cannot exceed statutory limits and must be approved by the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce, or MOFCOM, or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

RISKS RELATED TO OUR CORPORATE STRUCTURE

Our contractual arrangements with Beijing Sunshine Bio-product Sales Company, or Beijing Sunshine, and Liaoning Bio-Pharmaceutical Company Limited, or Liaoning Sunshine, and their respective shareholders may not be as effective in providing control over these entities as direct ownership.

Each of Beijing Sunshine and Liaoning Sunshine was established in 2000 to engage in the distribution of pharmaceutical products, primarily those which we manufacture. As part of our corporate reorganization in anticipation of this offering, we transferred our equity ownership in Liaoning Sunshine to Mr. Dan Lou, our chairman, and our equity ownership in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, as a result of which we no longer have equity ownership interests in Beijing Sunshine or Liaoning Sunshine.

We rely on contractual arrangements to maintain control over the business and operations of these two entities. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, we do not have control over the day-to-day operations of either Beijing Sunshine or Liaoning Sunshine, and either Beijing Sunshine or Liaoning Sunshine could fail to take actions required for our business despite their respective contractual obligation to do so. Substantially all of our sales, including sales of our own and our in-licensed products, are conducted through Liaoning Sunshine, which was the direct contracting party with most of our key distributors. If Liaoning Sunshine or its sole shareholder, Mr. Dan Lou, refuse to make payments or otherwise refuse to perform their contractual obligations necessary for us to realize these sales contracts, our financial condition and results of operations will be materially and adversely affected. Beginning in January 2007, we plan to start directly contracting with third-party distributors for the sale of the products we manufacture.

If Beijing Sunshine, Liaoning Sunshine or their respective shareholders fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that the shareholders of either Beijing Sunshine or Liaoning Sunshine will always act in our best interests.

Risk factors

We currently conduct our sales activities through Liaoning Sunshine and Beijing Sunshine by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.

We conduct our sales activities through contractual arrangements with Liaoning Sunshine and Beijing Sunshine, each of which holds the licenses and approvals, including Pharmaceutical Trading Permits, as described in “Regulations—Distribution of pharmaceutical products”, that are essential for the distribution of our own and in-licensed products. We have contractual arrangements with Liaoning Sunshine, Beijing Sunshine and their respective shareholders that allow us to substantially control these entities. These contracts include business cooperation agreements, which impose certain restrictions on the conduct of the Liaoning Sunshine’s and Beijing Sunshine’s businesses. For more details, see “Our corporate structure—Our contractual arrangements with Liaoning Sunshine and Beijing Sunshine.” We cannot assure you that we will be able to enforce these contracts.

Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that our arrangements with Liaoning Sunshine and Beijing Sunshine comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we are not in compliance with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or take other regulatory or enforcement actions against us that could be harmful to our business.

The principal shareholder of Liaoning Sunshine has potential conflicts of interest with us, which may adversely affect our business.

Liaoning Sunshine is 100% owned by Mr. Dan Lou, our chairman. While Mr. Dan Lou has a duty of loyalty and care to us under Cayman Islands law, the potential exists for conflicts of interests between his duties to us and his ownership interests in Liaoning Sunshine. In particular, Mr. Lou may be able to cause our agreements with Liaoning Sunshine to be performed or amended in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating Liaoning Sunshine so as to cause harm to our business. We can provide no assurance that if potential conflicts of interests arise, these conflicts will not result in a significant loss in corporate opportunities for us or a diversion of our resources to Liaoning Sunshine, which may not be in the best interest of our company and our other shareholders.

Liaoning Sunshine and Beijing Sunshine were previously engaged in activities without the necessary approvals. This could subject them to fines and other penalties, which could have a material adverse effect on our business.

Liaoning Sunshine and Beijing Sunshine were historically engaged in business activities without requisite approvals. For example, in order to distribute pharmaceuticals as a subsidiary or investee of a foreign invested enterprise, Liaoning Sunshine and Beijing Sunshine were required to obtain approval from the Ministry of Foreign Trade and Economic Co-operation, or the MOFTEC, which was the predecessor of MOFCOM. While Liaoning Sunshine and Beijing Sunshine had the proper permits from the SFDA, neither of them obtained this MOFTEC approval. In connection with our reorganization in anticipation of this offering, we have disposed of our respective equity ownerships in Liaoning Sunshine and Beijing Sunshine. Beijing Sunshine and Liaoning Sunshine are no longer required to obtain the MOFCOM approval, as each of them is a domestic Chinese company that is currently operating within its

Risk factors

authorized scope of business and in the process of obtaining relevant licenses. However, the relevant PRC authorities have the authority to impose penalties for their past violations. These authorities may revoke business licenses or the permits granted by the SFDA. Due to the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that Liaoning Sunshine or Beijing Sunshine will not be subject to such type of penalties for its past violations, or that such type of penalties will not have a material adverse effect on our business.

We must receive the approval of the PRC MOFCOM before we may purchase the equity interests in Liaoning Sunshine or Beijing Sunshine. We may not receive MOFCOM approval for such purchase on a timely basis, or at all.

We are party to two purchase agreements, pursuant to which we may acquire 100% of the equity interests in Liaoning Sunshine from Dan Lou, our Chairman and 100% of the equity interest in Beijing Sunshine from Dongmei Su, our chief technology officer, and Shenyang Keweier, a company owned by our employees and former employees. For more details, see “Our corporate structure—Our contractual arrangements with Liaoning Sunshine and Beijing Sunshine—Purchase agreements for the acquisition of equity interest in Liaoning Sunshine and Beijing Sunshine.” In order to complete the acquisition of Liaoning Sunshine or Beijing Sunshine, we must obtain the approval of the MOFCOM. While we anticipate filing for approval of the acquisition in the near future, we expect that we will not obtain the approval of the MOFCOM for several months, if at all.

RISKS RELATED TO THIS OFFERING

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs included for quotation on The Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us, the selling shareholders and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

➢	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

➢	changes in financial estimates by securities research analysts;

➢	announcements of studies and reports relating to the effectiveness or safety of our products or those of our competitors;

➢	announcements of technological or competitive developments;

Risk factors

➢	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;

➢	announcements regarding patent litigation or the issuance of patents to us or our competitors;

➢	addition or departure of our senior management and key research and development personnel;

➢	changes in the economic performance or market valuations of other pharmaceutical or health care companies;

➢	economic, regulatory or political developments in China;

➢	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

➢	sales of additional ordinary shares or ADSs, or the perception that such sales might occur.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. Also, you will experience immediate and substantial dilution of approximately US$8.820 per ADS (assuming no exercise by the underwriters of their over-allotment option to acquire additional ADSs), representing the difference between the purchase price per ADS in this offering (assumed for these purposes to be US$13.00) and our net tangible book value per ADS as of September 30, 2006, after giving effect to this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of stock options.

Substantial future sales of our ADSs in the public market, or the perception that such sales might occur, could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately upon completion of this offering, we will have 150,315,717 ordinary shares outstanding, including 53,900,000 ordinary shares represented by 7,700,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” In connection with this offering, we, our shareholders, and our directors and executive officers have agreed not to sell any ordinary shares or ADSs until the expiration of 180 days after the date of this prospectus, subject to certain exceptions. Any or all of these shares may be released without notice prior to expiration of the applicable lock-up period at the discretion of UBS. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline.

Dan Lou, our Chairman, and his son, Dr. Jing Lou, our Chief Executive Officer, control a number of shares sufficient to influence corporate actions.

Dan Lou, the Chairman of our Board of Directors, and his son, Dr. Jing Lou, our Chief Executive Officer, together will own or control approximately 11.9% of our outstanding ordinary shares after this offering. The interests of the Lou family may differ from those of our other shareholders, and they may

Risk factors

take actions that advance their interests to the detriment of our other shareholders. Acting together, they would have sufficient voting power to influence the outcome of corporate actions submitted to the shareholders for approval and to influence our management and affairs, including the election of our Board of Directors. Chairman Lou is not required to stand for election at any meeting of our shareholders, and therefore serves for an undetermined period of time. In addition, this concentration of ownership may prevent attempts to remove or replace senior management.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. These provisions could also serve to entrench our existing board of directors and management. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the market price of our ordinary shares or ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected. In addition, our articles of association provide that only a third of our board must stand for re-election at any annual meeting.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as holders of our ordinary shares and ADS holders only have such rights as are specified in the deposit agreement, which generally are more restricted than the rights of holders of ordinary shares. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

Risk factors

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Risk factors

There is uncertainty regarding whether Cayman Islands courts would:

➢	recognize or enforce against us or our directors or officers judgments of courts of the United States predicated upon certain civil liability provisions of U.S. securities laws; and

➢	impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws or laws of any state in the U.S.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as public shareholders of a U.S. company.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through our PRC subsidiaries. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of civil liabilities.”

Forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors”, which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

➢	competition from other domestic and foreign pharmaceutical companies;

➢	our ability to enhance existing products and develop, obtain government approvals for, and market future generations of our existing products and other new products;

➢	the expected market growth for pharmaceutical products in China;

➢	market acceptance of our products;

➢	our expectations regarding hospital or patient demand for our products;

➢	our ability to expand our production, sales and distribution network and other aspects of our operations;

➢	our ability to diversify our product range;

➢	with regard to TPIAO and our proprietary product candidates, our ability to effectively protect our intellectual property;

➢	our ability to identify and acquire new medical technologies, pharmaceutical products and product candidates;

➢	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and

➢	fluctuations in general economic and business conditions in China.

The forward-looking statements in this prospectus represent our expectations and forecasts as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. You should read this prospectus and the documents filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately US$81.9 million, or US$86.6 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of US$13.00 per ADS, the midpoint of the initial public offering price range as shown on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering as follows:

➢	approximately US$20 million, which we currently anticipate to be sufficient for the construction of a new GMP-certified manufacturing plant with planned capacity to meet increasing market demand for our products and for certification of the new plant by the European Agency for the Evaluation of Medical Products, or EMEA;

➢	approximately US$5 million, which we currently anticipate to be sufficient for improvements to our existing facilities, primarily relating to process development and optimization, to achieve EMEA certification and improved production yield, which involves the introduction of new production procedures and modifications to our existing quality control procedures, such as adding virus clearance and testing procedures;

➢	approximately US$10 million for conducting clinical trials for our product candidates, of which approximately US$3.4 million is expected to be used to develop our anti-TNF humanized monoclonal antibody product candidate (SSS07), US$1.7 million to develop NuPIAO, US$1.6 million to develop our HPV vaccine (SSS08), US$0.7 million to develop TPIAO for the treatment of ITP, US$0.4 million to develop high dosage EPIAO, US$0.4 million to develop NuLeusin, and approximately US$1.5 million for clinical trials necessary for the EMEA registration of EPIAO. For a detailed description of our product candidates and their clinical trial status, see “Business—Our product portfolio—Our product candidates.” With the exception of SSS08 and SSS07, we expect that the proceeds from this offering will be sufficient to bring these product candidates to market. In addition, we expect the portion of proceeds allocated to SSS07 and SSS08 to be sufficient to fund their research and development costs through phase III of clinical trials. The aggregate additional expenses in relation to the development of these two product candidates, currently estimated to be approximately US$3.0 million to US$5.0 million, are expected to be funded by cash flows from operations or through additional placements of our securities in the future; and

➢	approximately US$10 million for the expansion and enhancement of our sales and marketing network, including the addition of personnel to our oncology-focused marketing team, further penetration in our existing geographical markets and expansion into new target areas in China.

The remainder of the proceeds will be used for in-licensing products, working capital and general corporate purposes.

Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Until we apply the net proceeds of this offering to the above purposes, we intend to invest them in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the US federal income tax consequences of your investment in our ADSs. In particular, it is possible that we may become a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences for you. See “Risk factors—Risks relating to our company—We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences” and “Taxation—United States Federal Income Tax Considerations—PFIC Considerations.”

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more ADSs than the number set forth on the cover page of this prospectus.

Dividend policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and to expand our business.

Our ability to pay dividends to our shareholders depends substantially on the payment of dividends to us by Shenyang Sunshine. Shenyang Sunshine may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. In addition, Shenyang Sunshine, as a wholly foreign owned enterprise, is required to provide for a statutory reserve fund by setting aside at least 10% of its after-tax profits each year until such reserve reaches 50% of its registered capital. Allocations to the statutory reserve can only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

Capitalization

The following table sets forth our capitalization as of September 30, 2006:

➢	on an actual basis; and

➢	as adjusted to reflect our sale of 7,187,817 ADSs in this offering at an assumed offering price of US$13.00, the midpoint of the initial public offering price range as shown on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Please read this information together with:

➢	the section of this prospectus entitled “Management’s discussion and analysis of financial condition and results of operations”; and

➢	the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2006
	Actual		As adjusted
	RMB	US$	RMB(1)	US$
	(in thousands except share data)

Short-term bank loans	44,000	5,567	44,000	5,567

Long-term bank loans	25,000	3,163	25,000	3,163

Shareholders’ equity:
Ordinary shares, US$0.0001 par value per share; 500,000,000 ordinary shares authorized, 100,000,998 shares issued and outstanding(2); 150,315,717 shares issued and outstanding, as adjusted	80	10	119	15
Additional paid-in capital	78,141	9,886	725,446	91,782
Statutory reserves	2,266	287	2,266	287
Accumulated losses	(18,345)	(2,321)	(18,345)	(2,321)

Total shareholders’ equity(3)	62,142	7,862	709,486	89,763

Total capitalization(3)	131,142	16,592	778,486	98,493

(1)	Translations of the net proceeds from US dollars have been made of a rate of RMB7.904 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006, the last business day in September 2006. If the translation of net proceeds to Renminbi would have been made at the January 17, 2007 exchange rate of RMB7.771 to US$1.00, net proceeds in Renminbi would have decreased by approximately RMB10.9 million.
(2)	Excludes 1,060,000 ordinary shares issuable upon exercise of options granted in October 2006, 15,000 unvested shares granted to an executive of the Company in August 2006 and 10,000,000 ordinary shares reserved for future issuance under our stock option plan.
(3)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS, the midpoint of the initial public offering price range as shown on the cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately US$6.7 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. In addition, depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more ADSs than the number set forth on the cover page of this prospectus.

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS after the offering. Dilution results from the fact that the per share offering price of our ADSs is substantially in excess of the book value per share after the offering. Our net tangible book value as of September 30, 2006 was US$7.9 million, or US$0.079 per ordinary share and US$0.55 per ADS. Net tangible book value per ordinary share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding as of September 30, 2006.

After giving effect to our sale of 7,187,817 ADSs in this offering at the assumed initial public offering price of US$13.00 per ADS and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of September 30, 2006 would have been US$89.8 million, or US$0.597 per ordinary share and US$4.180 per ADS. This represents an immediate increase in net tangible book value of US$0.518 per ordinary share, or US$3.630 per ADS, to existing shareholders and an immediate dilution of US$1.26 per ordinary share, or US$8.820 per ADS, to investors purchasing ADSs in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share	US$	1.857
Net tangible book value per ordinary share as of September 30, 2006		0.079
Increase in net tangible book value per ordinary share attributable to this offering		0.518
Net tangible book value per ordinary share after this offering		0.597

Dilution per ordinary share to new investors in this offering	US$	1.260
Dilution per ADS to new investors in this offering	US$	8.820

If the underwriters exercise their over-allotment option to purchase additional ADSs from us in this offering, our net tangible book value per share will increase to US$0.617 per ordinary share, or US$4.320 per ADS, representing an immediate increase to existing shareholders of US$0.538 per ordinary share, or US$3.770 per ADS, and an immediate dilution of US$1.240 per ordinary share, or US$8.680 per ADS, to new investors.

The following table summarizes, as of September 30, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share and the average price per ADS, each paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares purchased		Total capital contribution			Average price per share		Average price per ADS
	Number	Percent	Amount		Percent
	(thousands, except per share and per ADS data)
Existing holders of ordinary shares	100,001	67%	US$	9,896	9.6%	US$	0.099	US$	0.693
Investors purchasing ADSs in this offering from our company	50,315	33		93,442	90.4%		1.857		13.00

Total	150,316	100.0%	US$	103,338	100.0%

The discussion and tables above assume no exercise of outstanding stock options. Subsequent to September 30, we granted options to purchase up to 1,060,000 ordinary shares at an exercise price of US$1.60 per share. To the extent that any of these stock options are exercised, there will be further dilution to new investors.

Dilution

If the underwriters’ over-allotment option is exercised in full, investors purchasing ADSs in this offering from us will hold 34.7% of the total number of our ordinary shares outstanding after this offering.

Each US$1.00 increase (decrease) in the assumed public offering price of US$13.00 per ADS would increase (decrease) our as adjusted net tangible book value by approximately US$6.7 million (changing the dilution in net tangible book value per ADS to investors in this offering), assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more ADSs than the number set forth on the cover page of this prospectus.

Exchange rate information

Our business is primarily conducted in China, and all of our revenues and expenses are denominated in Renminbi. However, for the convenience of the readers, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using a current exchange rate. Unless otherwise indicated, all translations from Renminbi to U.S. dollars for financial data have been made at a rate of RMB7.9040 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006, the last business day in September 2006.

The following table sets forth, for the periods indicated, information concerning exchange rates between the Renminbi and the U.S. dollar based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the noon buying rates on the last business day of each month during the year.

	Noon buying rate
	Period End	Average	Low	High
2002	8.2800	8.2770	8.2700	8.2800
2003	8.2767	8.2772	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702

Source:  Federal Reserve Bank of New York.

The following table sets forth the high and low exchange rates for the periods indicated based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

	Low	High
July 2006	7.9690	8.0018
August 2006	7.9538	8.0000
September 2006	7.8965	7.9545
October 2006	7.8728	7.9168
November 2006	7.8303	7.8750
December 2006	7.8041	7.8350
January (through January 17)	7.7752	7.8127

Source:  Federal Reserve Bank of New York.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data presented below for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, other than the net income per ADS data, are derived from our audited consolidated financial statements included elsewhere in this prospectus, which are prepared in accordance with U.S. GAAP. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year. The historical results are not necessarily indicative of results to be expected in any future period.

Selected consolidated financial data as of December 31, 2001 and 2002 and for the years ended December 31, 2001 and 2002 were omitted because the presentation of such data would require us to incur significant expense and devote extraordinary time.

Selected consolidated financial data

	Year ended December 31,				Nine months ended September 30,
Statement of income data:	2003	2004	2005	2005	2005	2006	2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Net revenues(1):
EPIAO	44,787	64,937	84,804	10,729	64,625	72,852	9,217
TPIAO	—	—	2,795	354	844	10,176	1,287
Intefen	22,820	7,680	6,827	864	5,326	3,468	439
Inleusin	4,264	2,738	1,606	203	1,378	822	104
Export	896	1,736	4,990	631	3,187	4,669	591
Others	73	157	991	126	770	585	74

Total	72,840	77,248	102,013	12,907	76,130	92,572	11,712

Cost of revenues	(12,653)	(15,027)	(15,497)	(1,961)	(12,664)	(8,779)	(1,111)

Gross profit	60,187	62,221	86,516	10,946	63,466	83,793	10,601

Operating expenses:
Research and development	(3,073)	(3,699)	(3,196)	(404)	(2,311)	(3,754)	(475)
Sales, marketing and distribution	(37,021)	(38,762)	(49,205)	(6,225)	(35,133)	(43,448)	(5,497)
General and administrative	(15,789)	(13,600)	(13,956)	(1,766)	(9,378)	(10,729)	(1,358)

Total operating expenses	(55,883)	(56,061)	(66,357)	(8,395)	(46,822)	(57,931)	(7,330)

Operating income	4,304	6,160	20,159	2,551	16,644	25,862	3,271

Other income/(expense), net
Interest expense, net	(5,748)	(5,948)	(5,407)	(684)	(4,164)	(3,078)	(389)
Grant income	2,518	6,442	3,771	477	2,763	2,414	305
Others	288	—	(850)	(108)	(832)	(183)	(23)

Total other income/(expense), net	(2,942)	494	(2,486)	(315)	(2,233)	(847)	(107)

Income before income tax expense and minority interests	1,362	6,654	17,673	2,236	14,411	25,015	3,164
Income tax expense	(1,201)	(226)	(1,762)	(223)	(1,668)	(3,574)	(452)

Income before minority interests	161	6,428	15,911	2,013	12,743	21,441	2,712
Minority interests, net of tax	349	182	144	18	153	1	—

Net income	510	6,610	16,055	2,031	12,896	21,442	2,712

Net income per share, basic and diluted	0.01	0.07	0.16	0.02	0.13	0.21	0.03

Weighted average number of shares outstanding	100,000,998	100,000,998	100,000,998	100,000,998	100,000,998	100,000,998	100,000,998

Net income per ADS, basic and diluted (unaudited)	0.04	0.46	1.12	0.14	0.90	1.50	0.19

Weighted average number of ADSs outstanding (unaudited)	14,285,857	14,285,857	14,285,857	14,285,857	14,285,857	14,285,857	14,285,857

Selected consolidated financial data

	As of December 31				As of September 30,
Balance Sheet Data:	2003	2004	2005	2005	2006
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
	(unaudited)
Cash and cash equivalents	10,691	20,151	25,746	3,257	42,813	5,416
Working capital(2)	(1,887)	11,851	(8,239)	(1,043)	37,141	4,698
Total assets	138,220	146,249	150,561	19,049	155,971	19,733
Total bank loans	99,000	99,000	89,000	11,260	69,000	8,730
Total liabilities	119,436	121,038	109,439	13,847	93,328	11,808
Minority interests	829	646	502	63	501	63
Total shareholders’ equity	17,955	24,565	40,620	5,139	62,142	7,862

(1)	Net revenues consist of the invoiced value of goods sold, net of value-added taxes, or VAT, discretionary sales returns, trade discounts and allowances.
(2)	Working capital is calculated as current assets minus current liabilities.

Management’s discussion and analysis of financial condition and results of operations

You should read the following management’s discussion and analysis in conjunction with our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, and “Selected consolidated financial data”, in each case together with the accompanying notes, all included elsewhere in this document. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk factors” beginning on page 11 of this document.

OVERVIEW

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. We began operations in 1993. Our principal products are EPIAO ( ) and TPIAO ( ), and our legacy products are Intefen ( ) and Inleusin ( ). Our newest internally developed product, TPIAO, was launched in January 2006. Substantially all of our net revenues and profits have been derived from these four existing products. We conduct our manufacturing and marketing activities through our wholly owned subsidiary, Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine.

We conduct our distribution and logistics activities through Beijing Sunshine Bio-product Sales Company, or Beijing Sunshine, and Liaoning Bio-Pharmaceutical Company Limited, or Liaoning Sunshine. Liaoning Sunshine is a PRC limited liability company that is wholly owned by Dan Lou, our chairman. Beijing Sunshine is a PRC limited liability company that is 55% owned by Shenyang Keweier, a company owned by our employees and former employees, and 45% owned by Dongmei Su, our chief technology officer. Liaoning Sunshine holds the licenses to the Tietai Iron Sucrose Supplement and to Baolijin. Beijing Sunshine and Liaoning Sunshine are variable interest entities whose results are consolidated in our financial statements. For more details, see “Financial overview—Consolidation of variable interest entities.”

For the two years ended December 31, 2004 and 2005, EPIAO generated approximately 84.1% and 83.1% of our overall net revenues, respectively. Revenues from EPIAO accounted for 84.9% of our overall net revenues in the nine months ended September 30, 2005, compared to 78.7% for the same period in 2006. The decrease resulted from the launch in early 2006 of our TPIAO, which has rapidly become our second largest revenue contributor.

In 2004 and 2005, approximately 13.5% and 8.3% of overall net revenues were generated by sales of our legacy products Inleusin and Intefen. Beginning in 2004, we began to reduce focus on these products due to increased competition and pricing pressure.

We in-licensed exclusive distribution rights for a prescription iron sucrose supplement product, Tietai, which we began to market in August 2006. Also, in August 2006, we in-licensed exclusive distribution rights for Baolijin, a recombinant human granulocyte colony-stimulating factor, a protein that stimulates production of white blood cells. We are actively pursuing six product candidates in late-, mid- and early-stage clinical and pre-clinical development, including a high dosage EPIAO and a second-generation EPIAO. We also have development programs for a new indication for our TPIAO to treat ITP, a new version of IL-2 for the treatment of metastatic melanoma, a type of skin cancer, and metastatic renal cell carcinoma, a type of kidney cancer, a HPV vaccine for the prevention of cervical cancer and an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases.

We primarily sell our products in China. We also export a small portion of our products to certain developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, and Trinidad and Tobago, where we have been approved to sell these products in compliance with local laws and regulations.

FINANCING HISTORY

Shenyang Sunshine, our predecessor and now our operating subsidiary, was formed in 1993. Since our inception, we have focused our activities on research and product development by funding our research and development projects and business expansion with cash generated from operations, debt financing, equity issuances and various government grants. Our initial capital was contributed by our majority shareholder, Shenyang Keweier Advanced Technology Co., Ltd., or Shenyang Keweier, in form of assets and technology transfer with a small amount of cash funding from our strategic investor, Montgomery Bio-Medicine Inc. in the subsequent few years. In 1995, we began marketing Intefen and initiated the research and development of TPIAO. In 1998, we began marketing EPIAO. From 1997 to 2004, we obtained government grants for a total of approximately RMB15 million and RMB10 million to fund the manufacturing capacity expansion for EPIAO and TPIAO research and development, respectively. We expect that we will be able to fund our growing operations and capital expenditures with our working capital and the proceeds of this offering for the next 24 months.

TRENDS AFFECTING OUR RESULTS OF OPERATIONS

The following trends have historically affected, and we believe will continue to affect, our results of operations.

Continuing pricing pressure

The selling prices of some of our products have declined over time due to increased pricing pressure from industry peers and the price control bidding process in China. For example, the average selling prices of our legacy products and lower dosage EPIAO products have declined over time. We have been able to maintain stable overall average selling prices for higher dosage EPIAO products over the past few years. The stable average prices of our high dosage products, combined with steady demand and the launch of TPIAO have allowed us to maintain net revenue and net income growth, despite intense pricing pressure. We believe our ability to continue to grow our revenues and remain profitable in the face of downward pricing pressure is dependent on the following factors:

Reliance on EPIAO Sales.    Throughout the three years ended December 31, 2005, our net revenue growth has been primarily driven by increased sales of EPIAO. During these periods we have established a market leadership position in China of EPIAO sales, with a market share, according to IMS Health data, of 36% in terms of sales revenue in 2005. In January 2006, we launched our new recombinant human thrombopoietin, or TPO, product, which has become our second largest revenue contributor, with net sales revenue of RMB10.2 million, accounting for 11.0% of our overall sales for the nine months ended September 30, 2006.

Management’s discussion and analysis of financial condition and results of operations

Management’s discussion and analysis of financial condition and results of operations

Exclusivity.    In some instances, we rely on exclusivity under administrative protection periods to provide us with a competitive advantage. TPIAO for the treatment of chemotherapy-induced thrombocytopenia enjoys exclusivity under an administrative protection period through 2010 and EPIAO for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies enjoys exclusivity under an administrative protection period through 2007.

Competitive bidding.    In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years, during which we and our competitors submit pricing and other product information to local pricing bureaus. The local pricing bureau will, based on the bidding price, quality and market share of the particular product and the reputation of the bidder, select a limited number of products in each product category, which will be the only products of its category permitted for sale in the relevant province or local district.

Product mix.    Our strategy is to alter our product mix to respond to pricing pressures by focusing our sales and marketing resources on our more profitable products. For example, as our legacy product became less profitable, our sales and marketing force focused on improving the sales volumes of our higher dosage forms of EPIAO, such as our 4,000 IU/vial and 10,000 IU/vial EPIAO formulations. We also shift our product mix through the introduction of new products. Launched in January 2006, TPIAO was our second largest revenue generator for the nine months ended September 30, 2006. In addition, we began out-sourcing the marketing efforts of our legacy products, Intefen and Inleusin, to distributors in 2005, thereby improving our overall product mix and sales force efficiency.

Export sales.    In addition to our domestic sales, we also export certain of our products to certain developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, and Trinidad and Tobago, where we have been approved to sell these products in compliance with local laws and regulations. We initiated our export business in 2003 to a country in the Middle East through an export company in China. Increasingly in subsequent years, we have worked with local agents in countries in the Middle East, South America and in Southeast Asia. Our export sales primarily consist of sales of EPIAO, Intefen and Inleusin, in the form of raw material in bulk format as concentrated solutions or as finished products. Export sales accounted for 1.2%, 2.2%, 4.9% and 5.0% of our total revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006. While export sales accounted for a small percentage of our net revenues in past periods, we believe, in the long term, growth in export sales may assist us in offsetting pricing pressures in our domestic market.

Different sales channel for different products.    Our internal sales and marketing force consists of 143 marketing and sales representatives focused on hospitals, clinics and dialysis centers in 18 Chinese provinces and major cities including the municipalities of Beijing and Shanghai and the city of Guangzhou. As pricing pressures drive down the average selling price of a product, we may focus our internal sales force on other, more profitable products. For example, since 2004 we have devoted a decreasing amount of resources to the marketing of our two legacy products, Intefen and Inleusin, which had historically been significant contributors to our overall net revenues, as we strategically realigned our internal focus on EPIAO and TPIAO. At the same time, we began outsourcing the sales efforts for the two legacy products to distributors who manage their own sales forces while we reimburse their related costs of selling based on pre-determined percentages of sales and timeliness of collection.

For accounting purposes, we account for the net revenues generated from these indirect selling arrangements on a net basis in our statements of income, in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), or EITF Issue No. 01-9. Accruals for reimbursement of the related selling costs

Management’s discussion and analysis of financial condition and results of operations to these distributors, based on pre-determined percentages of sales, are recorded as a reduction to net revenues. Therefore, if we primarily utilize distributors to market a product that is experiencing pricing pressures, the decline in revenues from this product will be exacerbated, even though the effect of using primarily distributors will not have a comparable effect on our net income from that product. Accordingly, the aggregate net revenues from sales of our legacy products were approximately RMB27.1 million in 2003 representing 37.2% of the overall net revenues in 2003; RMB10.4 million in 2004, representing 13.5% of the overall net revenues in 2004; RMB8.4 million in 2005, representing 8.3% of the overall net revenues in 2005. The net revenues of the related sales were RMB6.7 million and RMB4.3 million, representing 8.8% and 4.6%, respectively, of the overall net revenues for the nine months ended September 30, 2005 and 2006.

Taxes and incentives

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by us to our shareholders.

Under the current PRC laws, Shenyang Sunshine is subject to enterprise income tax, or EIT and value-added tax, or VAT. The PRC government has provided various incentives to high technology companies in order to encourage development of the high technology industry. Such incentives include reduced tax rates and other measures. For example, as a high technology company operating in an approved economic-technological development area, Shenyang Sunshine is entitled to an EIT rate of 15%, compared to an EIT rate of 33% applicable to most domestically owned PRC companies. As a “foreign-invested advanced technology enterprise” certified by the relevant Chinese authorities, Shenyang Sunshine was entitled to a further reduced EIT rate of 10% for the year ended December 31, 2005. The reduced EIT rate expired after the year ended December 31, 2005 and Shenyang Sunshine’s EIT was 15% for the year ended December 31, 2006. See “Risk factors—Risks related to our company—Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.”

VAT

Our revenues are recorded net of VAT. VAT is charged based on the selling price of our products at a general rate of 17%. In China, pharmaceutical companies are accustomed to having the market sales data referenced to the gross revenues, inclusive of the VAT. For example, the data quoted by IMS Health throughout this document are quoted on gross revenues.

Customer and supplier concentration

Sales to our top ten distributors accounted for approximately 44% of our overall net revenues in 2004, 50% of our overall net revenues in 2005 and 53% of our overall net revenues in the nine months ended September 30, 2006.

Our top five suppliers and the single largest supplier as percentages of our overall cost of revenues were 38.8% and 16.3%, respectively, for the nine months ended September 30, 2006. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. We believe that our switching cost for our suppliers is not high because alternative suppliers are readily available.

Management’s discussion and analysis of financial condition and results of operations

FINANCIAL OVERVIEW

Net revenues and collection cycle

Net revenues consist of the invoiced value of goods sold, net of VAT, trade discounts and allowances, and, in very rare circumstances, discretionary sales returns. In the PRC, VAT on the invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is set off by VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until it is paid to the authorities.

We sell our products primarily to distributors, who resell them to healthcare providers, including hospitals and dialysis centers. With respect to our principal products, EPIAO and TPIAO, we rely on our own sales force to promote them to the hospitals and other customers. Because of PRC regulations governing the distribution of pharmaceuticals by manufacturers, we direct our customers to purchase our products from designated distributors. We generally sell our products to these distributors at a discount of approximately 8% off the wholesale prices to healthcare providers such as hospitals and dialysis centers. With respect to legacy products, Intefen and Inleusin, we primarily rely on distributors to market, as well as sell, our products with their own sales force. We reimburse the related costs of these distributors’ sales efforts in the form of a negotiated discount. For accounting purposes, we account for the net revenues generated from these indirect selling arrangements on a net basis in our statements of income, in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), or EITF Issue No. 01-9. Accruals for reimbursement of the related selling costs to these distributors, based on pre-determined percentages of sales, are recorded as a reduction to net revenues.

We generally recognize revenues at the time our products are delivered and the customers take ownership and assume risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed. We are a party to binding purchase agreements with our distributors or with our hospital customers each time we make a sale of our products. Under these purchase agreements, our distributors or hospital customers agree to pay a non-refundable, fixed amount of money per unit of our products over a period of time. Our distributors take ownership of our products when either they themselves or the hospitals designated by them under contracts accept our products.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of our customers’ balances, we consider many factors, including the aging of the receivables, the customers’ past payment history and current credit-worthiness. We are subject to stringent requirements mandated by scrutiny of the local Chinese tax authorities on write-offs of bad debts. For example, bad debts must be aged over three years and sufficient evidence must be provided to prove customers’ inability to make payments. As a result, this creates a substantial time lag between the time when our bad debt provision is made and the removal of such doubtful debt from our books. A substantial portion of the actual write-offs in both 2003 and 2004 were related to doubtful accounts that arose prior to 2002. Substantially all of the accumulated bad debts from earlier periods have now been written off. In recent years we have increased our collection efforts, thereby reducing our bad debt expense. As a result of the increased collection efforts and reduced incidence of bad debts, we consider that no additional allowance for doubtful accounts is needed for the nine months ended September 30, 2006. There was no additional write-off of bad debts during the period as the criteria for write-offs

Management’s discussion and analysis of financial condition and results of operations mandated by the local Chinese tax authorities have not yet been met. Our attempt to better control our credit and collection could limit the pace of our expansion into new hospitals, new distributors and sales to second- and third-tier cities. As of December 31, 2003, 2004 and 2005, and September 30, 2006, there were no material amounts of receivables outstanding for more than one year that were not reserved.

Cost of net revenues

Our cost of net revenues includes costs of raw materials, packaging, labor costs and manufacturing overhead. Our manufacturing overhead is primarily comprised of factory staff costs, allocated utilities and depreciation of our production facilities. We expect our per unit manufacturing costs will continue to decrease to the extent that our production yields improve. Labor costs are primarily related to the production of our products. We believe the relatively low cost of labor in the PRC provides us with a significant competitive advantage versus international competitors who are not producing products in the PRC. In the event that we commence operations of the planned new cGMP-certified facility, depreciation charges would increase on a per unit basis in early years before the full deployment of our new plant capacity.

Operating expenses

Our operating expenses include: research and development expenses, sales, marketing and distribution expenses and general and administrative expenses. The key components of our operating expenses are described below.

Research and development expenses.    Our research and development expenses are related to activities such as preclinical studies and clinical trials and consist primarily of:

➢	Direct and allocated salaries and related expenses for personnel;

➢	Fees paid to consultants and clinical research organizations in conjunction with their monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

➢	Direct cost of materials used in research and development;

➢	Direct cost of equipment that lacks an alternative future use;

➢	Fees paid to independent research organizations in conjunction with preclinical animal studies;

➢	Allocated depreciation of research equipment and laboratory facilities;

➢	Manufacturing costs of our clinical trial supply quantities for our product candidates;

➢	Costs associated with other clinical development such as seminar hosting and process optimization; and

➢	Costs for seeking European Agency for the Evaluation of Medicinal Products, or EMEA, approval to market our products under the new regulations for biosimilar products.

Management’s discussion and analysis of financial condition and results of operations

In accordance with U.S. GAAP, we expense both internal and external research and development costs as incurred, other than laboratory equipment with alternative future uses, which we capitalize. Due to the fact that the tax incentive for recording research and development costs in China is minimal, we do not track our internal research and development costs by program in detail and cannot state precisely the costs incurred for each of our research and development programs in the past. However, the following table shows our estimate of the total costs that have been incurred for our two principal products, EPIAO and TPIAO, and others during each of the periods indicated:

	Year ended December 31,			Nine months ended September 30,	Total
Product Name	2003	2004	2005	2006
	(RMB in thousands)
EPIAO	185	531	1,159	1,741	3,616
TPIAO	1,193	1,849	967	719	4,728
Others	1,695	1,319	1,070	1,294	5,378

	3,073	3,699	3,196	3,754	13,722

The table above contains research and development costs attributable to the ongoing clinical trials for expanded indications of our marketed products, as well as preclinical and clinical trials for our product candidates.

Sales, marketing and distribution expenses.    Our sales, marketing and distribution expenses primarily consist of salaries, employee benefits, bonuses and related expenses for our sales and marketing staff. They also include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. We expect our sales, marketing and distribution expenses to increase in absolute dollar amounts in the future as we continue to expand the portfolio of our products. In future periods, we will seek to maintain a relatively stable or moderate improvement in terms of percentage of the sales, marketing and distribution expenses relative to our overall net revenues.

General and administrative expenses.    Our general and administrative expenses primarily consist of salaries and employee benefits, including share-based compensation, as well as depreciation charges of office premises and equipment. We expect our general and administrative expenses to increase in absolute dollar amounts in connection with our continued growth.

Other income/(expense), net

We record our other income net of interest expense and foreign currency exchange losses. Our other income principally comprises interest income, grant income and various non-recurring items.

Government grants

At various stages during the period from 1997 to 2004, we obtained a total of approximately RMB15 million to fund capacity expansion at our Shenyang manufacturing facility to accommodate production of clinical quantities of EPIAO and RMB10 million to fund our research and development efforts relating to our TPIAO program. We do not expect to receive significant additional government grant income for the near future.

Management’s discussion and analysis of financial condition and results of operations

Grants for the acquisition of property, plant and equipment are reflected as deferred income on our consolidated balance sheet when there is reasonable assurance they will be received and the deferred income is amortized to the statement of income over the useful life of the acquired asset. Grants that compensate us for expenses incurred are recognized as other income in our consolidated statements of income upon the later of award of the grant or in the same period in which the related expenses are incurred.

Consolidation of variable interest entities

Variable interest entities, or VIEs, are those entities in which a company, through contractual and/or other arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. We have adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, or FIN 46R effective from January 1, 2006. FIN 46R requires certain VIEs to be consolidated by the primary beneficiary of the VIE if equity investors in the VIE do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. The results of VIEs are consolidated in a company’s financial statements from the date the company became the primary beneficiary of the VIE.

The following is a summary of our VIEs:

Beijing Sunshine is a domestic limited liability company which was incorporated in 2000 under the PRC laws. Beijing Sunshine is primarily engaged in the distribution of products manufactured by Shenyang Sunshine. Prior to our reorganization in anticipation of this offering, Shenyang Sunshine held 45% equity interest in Beijing Sunshine while Shenyang Sunshine’s majority shareholder prior to the reorganization, Shenyang Keweier Advanced Technology Co., Ltd., or Shenyang Keweier, held the remaining 55% equity interest in Beijing Sunshine. The registered capital of Beijing Sunshine is RMB1,010,000. Liaoning Sunshine is a domestic limited liability company incorporated in 2000 under the PRC laws. Liaoning Sunshine is primarily engaged in the distribution of products manufactured by Shenyang Sunshine and in-licensed products. Prior to our reorganization in anticipation of this offering, Shenyang Sunshine held 90% equity interest in Liaoning Sunshine and Shenyang Keweier held the remaining 10% equity interest in Liaoning Sunshine. The registered capital of Liaoning Sunshine is RMB15.0 million.

In connection with our corporate reorganization, we transferred our 45% equity interest in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, in October 2006 and our 90% equity interest in Liaoning Sunshine to Mr. Dan Lou, our chairman, in November 2006. Upon the consummation of these transfers, we also entered into a series of contractual arrangements with Beijing Sunshine and Liaoning Sunshine, through which we bear economic risks with respect to, and derive economic benefits from, their operations. For more details, see “Our corporate structure—Our contractual arrangements with Liaoning Sunshine and Beijing Sunshine.”

The total equity investment at risk is not sufficient to permit either Beijing Sunshine or Liaoning Sunshine to finance its activities without additional subordinated financial support provided by Shenyang Sunshine. Shenyang Sunshine finances each of Beijing Sunshine and Liaoning Sunshine in the form of subordinated trade payables arising from the sales of products from Shenyang Sunshine to Beijing Sunshine or Liaoning Sunshine.

As variable interests in each of Beijing Sunshine and Liaoning Sunshine are predominately held by Shenyang Sunshine, Shenyang Sunshine is deemed to be the primary beneficiary of each of Beijing

Management’s discussion and analysis of financial condition and results of operations

Sunshine and Liaoning Sunshine under FIN 46R. Accordingly, the financial statements of Beijing Sunshine and Liaoning Sunshine are consolidated in Shenyang Sunshine’s financial statements from the respective dates Shenyang Sunshine became involved with each of Beijing Sunshine and Liaoning Sunshine.

The transfers of our equity interest in Beijing Sunshine and Liaoning Sunshine did not change our requirement to consolidate Beijing Sunshine and Liaoning Sunshine under FIN 46R.

RESULTS OF OPERATIONS

The table below sets forth selected results of operations data expressed as a percentage of net revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,			For the nine months ended September 30,
Statement of Income Data:	2003	2004	2005	2005	2006
	%	%	%	%	%
Net revenues:
EPIAO	61.5	84.1	83.1	84.9	78.7
TPIAO	—	—	2.7	1.1	11.0
Intefen	31.3	10.0	6.7	7.0	3.7
Inleusin	5.9	3.5	1.6	1.8	0.9
Export	1.2	2.2	4.9	4.2	5.0
Others	0.1	0.2	1.0	1.0	0.7

Total	100.0	100.0	100.0	100.0	100.0

Cost of revenues	(17.4)	(19.5)	(15.2)	(16.6)	(9.5)

Gross margin	82.6	80.5	84.8	83.4	90.5

Operating expenses:
Research and development	(4.2)	(4.8)	(3.1)	(3.0)	(4.1)
Sales, marketing and distribution	(50.8)	(50.1)	(48.2)	(46.2)	(46.9)
General and administrative	(21.7)	(17.6)	(13.7)	(12.3)	(11.6)

Subtotal	(76.7)	(72.5)	(65.0)	(61.5)	(62.6)

Operating margin	5.9	8.0	19.8	21.9	27.9

Other income/(expense), net
Interest income	0.1	0.1	0.1	0.1	0.3
Interest expense	(8.0)	(7.8)	(5.5)	(5.6)	(3.6)
Grant income	3.5	8.3	3.7	3.6	2.6
Others	0.4	—	(0.8)	(1.1)	(0.2)

Total other income/(expense), net	(4.0)	0.6	(2.5)	(3.0)	(0.9)

Income before income tax expense and minority interests	1.9	8.6	17.3	18.9	27
Income tax	(1.7)	(0.2)	(1.7)	(2.2)	(3.8)

Income before minority interests	0.2	8.4	15.6	16.7	23.2
Minority interests, net of tax	0.5	0.2	0.1	0.2	—

Net margin	0.7	8.6	15.7	16.9	23.2

Management’s discussion and analysis of financial condition and results of operations

Nine months ended September 30, 2005 and 2006

Net revenues.    Our net revenues increased by RMB16.4 million, or 21.6%, from RMB76.1 million for the nine months ended September 30, 2005 to RMB92.6 million for the nine months ended September 30, 2006. This increase was primarily attributable to an increase in net revenues of RMB9.3 million from TPIAO, our new product launched in January 2006, which has now become our second largest revenue contributor. In addition to the revenue contribution from TPIAO, net revenues for the nine months ended September 30, 2006 increased due to greater sales of our leading EPIAO products of RMB8.2 million, or 12.7%, to RMB72.8 million. Our export sales also increased by RMB1.5 million, or 46.5%, to RMB4.7 million for the nine months ended September 30, 2006 compared to the prior period in 2005. The rate of our overall revenue growth was slightly lower in the nine months ended September 30, 2006, compared to 2005, primarily because a government sponsored anti-corruption campaign temporarily limited our ability to expand into new hospitals during the nine months ended September 30, 2006. In the long run, we believe government-imposed reforms will be positive for the pharmaceutical industry and our business.

Cost of net revenues.    Our costs of net revenues were RMB12.7 million and RMB8.8 million for the nine months ended September 30, 2005 and September 30, 2006. The cost reduction of RMB3.9 million, or 30.7%, in the first nine months of 2006 resulted in part from provisions and charges for the first nine months in 2005 such as inventory write-offs and remaining portion of amortization on the intangibles for a total of approximately RMB2.7 million, as compared to the total inventory write-off of RMB1.9 million for the same period in 2006. Another key factor contributing to the cost reduction for the first nine months of 2006 was related to the increased production yield for our EPIAO in 2006. Also, we incurred a higher consumption of raw materials used in a pilot run in the first nine months of 2005 for the purpose of improving the manufacturing process for our EPIAO.

Operating expenses.    Our total operating expenses were RMB46.8 million and RMB57.9 million for the nine months ended September 30, 2005 and 2006. The increase of RMB11.1 million, or 23.7%, in the first nine months of 2006 was primarily due to increased staff costs and bonuses, inclusive of the share-based compensation of RMB2.9 million, for a total of approximately RMB7.1 million as compared to the prior period. In addition, an increase in related advertising, marketing and promotion costs was primarily related to the launch of our TPIAO product and an increase in sales activities in general. Our administrative costs as a percentage of net revenues have remained stable for the nine months ended September 30, 2006 as compared to the same period of the prior year.

Each major category of our operating expenses is further explained below:

➢	Sales, marketing and distribution expenses. Sales, marketing and distribution expenses were RMB35.1 million and RMB43.4 million for the nine months ended September 30, 2005 and 2006 respectively. The increase of RMB8.3 million, or 23.7%, was primarily attributable to higher staff costs and bonuses in addition to the increase in related advertising, marketing and promotion costs for our TPIAO and higher sales activities in general. However, the sales, marketing and distribution expenses as a percentage of net revenues remained stable at around 47%, generally in line with our overall revenue growth.

➢	General and administrative expenses. Our general and administrative expenses increased by RMB1.4 million, or 14.4%, from RMB9.4 million for the prior period to RMB10.7 million for the nine months ended September 30, 2006. For the reporting period ended September 30, 2006, the increase was primarily attributed to the one-time share-based compensation of RMB2.9 million which was partly offset by the reduced need for bad debt provision of RMB0.9 million. As a percentage of net revenues, general and administrative expenses decreased from 12.3% for the first nine months in 2005 to 11.6%

Management’s discussion and analysis of financial condition and results of operations for the first nine months in 2006. Staff costs and depreciation charges were the two largest expense categories and accounted for over 50% of the general and administrative expenses in both periods.

➢	Research and development expenses. Research and development expenses increased by RMB1.4 million, or 62.4%, from RMB2.3 million for the nine months ended September 30, 2005 to RMB3.8 million for the nine months ended September 30, 2006. Approximately half of the research and development expenses for the first nine months in 2006 were related to EPIAO. The remainder relates to the increased efforts for TPIAO’s Phase IV clinical tests, a one-time licensing fee for the licensing and co-development of anti-TNF alpha monoclonal antibody therapeutics during the third quarter this year and other pipeline products.

Other expense, net.    The decrease in net other expense of RMB1.4 million, or 62.1%, from RMB2.2 million for the nine months ended September 30, 2005 to RMB0.8 million for the nine months ended September 30, 2006 was primarily due to lower interest expense resulting from a decrease in outstanding bank loans of RMB20 million during the first nine months of the year which was partially offset by a small decrease in grant income.

Income before income tax expense and minority interests.    As a result of the foregoing, our income before income tax expense and minority interest increased by RMB10.6 million, or 73.6%, from RMB14.4 million for the nine months ended September 30, 2005 to RMB25.0 million for the nine months ended September 30, 2006 because of the operating leverage previously discussed.

Income tax expense.    Our income tax expense increased by RMB1.9 million, or 114.3%, from RMB1.7 million for the nine months ended September 30, 2005 to RMB3.6 million for the nine months ended September 30, 2006, reflecting (i) our increased income before income tax expense and minority interests and (ii) the increase in non-deductible share-based compensation expenses. Our effective tax rate was 14.3% for the nine months ended September 30, 2006, compared to 11.6% for the nine months ended September 30, 2005.

Net income.    As a result of the foregoing, our net income increased by RMB8.5 million or 66.3%, from RMB12.9 million for the nine months ended September 30, 2005 to RMB21.4 million for the nine months ended September 30, 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

Net revenues.    Our net revenues increased by RMB24.8 million, or 32.1%, from RMB77.2 million in 2004 to RMB102.0 million in 2005. This increase was primarily attributable to an increase of RMB19.9 million, or 30.6%, in net revenues from EPIAO sales, and to a lesser extent, an increase of RMB4.1 million, or 216%, in our export and other sales in addition to increased net revenues from TPIAO of RMB2.8 million from our pre-launch marketing effort. EPIAO is available in four dosage forms: 2,000 IU/vial, 3,000 IU/vial, 4,000 IU/vial and 10,000 IU/vial. The increase in our EPIAO net revenues was principally attributable to the growth of sales of higher dosage forms. For example, aggregate net revenues from 4,000 IU/vial and 10,000 IU/vial EPIAO increased by approximately 42% from 2004 to 2005. Our revenue growth from sales of the higher dosage forms was partially offset by declines in the average selling prices of our lower-dosage forms of EPIAO.

The decline of RMB2.0 million in aggregate net revenues from our legacy products, Intefen and Inleusin, partially offset our overall revenue growth. Since 2004, we focused our marketing efforts on EPIAO using our self-managed sales and marketing network. For Intefen and Inleusin, which increasingly became subject to intense price competition in the Chinese market, we relied in part on distributors.

Management’s discussion and analysis of financial condition and results of operations

Under our arrangements with distributors we charge whole-sale prices and reimburse the distributors for sales, marketing and distribution costs incurred. Our net revenues from products sold under agency arrangements were recorded on a net basis after deducting the reimbursements for selling expenses. As a result, net revenues declined from RMB10.4 million in 2004 to RMB8.4 million in 2005 when the sales of these Intefen and Inleusin products were accounted for on net of selling costs basis.

Cost of net revenues.    Our costs of net revenues were RMB15.0 million and RMB15.5 million for the years ended December 31, 2004 and 2005. The cost of net revenues as a percentage of net revenues was higher at 19.5% in 2004, as compared to 15.2% in 2005, primarily caused by two factors: (i) one time inventory write-off in the amount of RMB2.7 million in 2004, relating primarily to the obsolescence of Intefen and Inleusin; and (ii) reduced amortization charges on intangibles in 2005 as compared to the prior year. Discounting the impact of these items, our costs of sales would have remained constant at approximately 13% of net revenues in 2004 and 2005. In general, the direct cost portion of our cost of net revenues, including direct materials, direct labor and other direct costs, accounted for approximately half of the total cost of sales, with the remaining in allocated overhead and depreciation charges.

Operating expenses.    Our total operating expenses were RMB56.1 million and RMB66.4 million for the years ended December 31, 2004 and 2005. The increase of RMB10.3 million, or 18.4%, in 2005 was primarily due to higher sales and marketing costs associated with the overall growth for our EPIAO and the introduction for our TPIAO. Our administrative costs remained stable for both years in absolute dollar terms while represented in terms of the percentage of net revenues decreased from 17.6% in 2004 to 13.7% in 2005. Each major category of our operating expenses is further explained below:

➢	Sales, marketing and distribution expenses. Sales, marketing and distribution expenses were RMB38.8 million and RMB49.2 million for the years ended December 31, 2004 and 2005 respectively. The increase of RMB10.4 million, or 26.9%, was primarily attributable to costs of seminars and hosting of conferences, as well as a substantially greater advertising effort for our EPIAO and TPIAO.

➢	General and administrative expenses. Our general and administrative expenses were RMB13.6 million in 2004 and RMB14.0 million in 2005. Our administrative costs were relatively stable for both years in absolute dollar terms while representing a decrease of 17.6% in 2004 to 13.7% in 2005 in terms of the percentage of net revenues.

➢	Research and development expenses. Research and development expenses were RMB3.7 million in 2004 and RMB3.2 million in 2005. Our research and development expenditures was driven by two major product categories, EPIAO and TPIAO, the latter of which was associated with supporting our clinical development programs, apart from our continued research efforts for other pipeline products.

Other income/(expense), net.    Our other income/(expense), net decreased by RMB3.0 million, from a net income of RMB0.5 million in 2004 to net loss of RMB2.5 million in 2005. The decrease was primarily due to a decrease of RMB2.7 million, or 41.5%, in grant income, from RMB6.4 million in 2004 to RMB3.8 million in 2005, which was caused by a decline of RMB2.4 million in government subsidies for TPIAO and other pipeline products. The decline in grant income was partially offset by a decrease in net interest expenses of RMB0.5 million, or 9.1%, from RMB5.9 million in 2004 to RMB5.4 million in 2005, due to a decrease in the amount of bank loans outstanding.

Income before income tax expense and minority interests.    As a result of the foregoing, our income before income tax expense and minority interest increased by RMB11.0 million, or 165.6%, from RMB6.7 million in 2004 to RMB17.7 million in 2005.

Management’s discussion and analysis of financial condition and results of operations

Income tax expense.    Our income tax expense increased by RMB1.5 million, or 679.6%, from RMB0.2 million in 2004 to RMB1.8 million in 2005, principally reflecting our increased income before income tax expense and minority interests in 2005 compared to 2004. Because Shenyang Sunshine was qualified as a “Hi-Tech Enterprise” in Shenyang Economic and Technology Development Zone, our income was taxed at a 15% rate in 2004. For the year ended December 31, 2005, Shenyang Sunshine received further tax relief as a “foreign-invested advanced technology enterprise”, resulting in an applicable tax rate of 10.0%. Our effective tax rate was 10.0% for the year ended December 31, 2005 and 3.4% for the year ended December 31, 2004. Our effective tax rate in 2004 was much lower than the statutory rate because we had a higher level of non-taxable grant income in 2004.

Minority interests, net of tax.    Our minority interests decreased from RMB0.2 million in 2004 to RMB0.1 million in 2005.

Net income.    As a result of the foregoing, our net income increased by RMB9.4 million or 142.9%, from RMB6.6 million in 2004 to RMB16.1 million in 2005.

Year ended December 31, 2004 compared to year ended December 31, 2003

Net revenues.    Our net revenues increased by RMB4.4 million, or 6.1%, from RMB72.8 million in 2003 to RMB77.2 million in 2004. This increase was primarily attributable to an increase of RMB20.2 million, or 45.0%, in net revenues from EPIAO sales, and to a lesser extent, an increase of RMB0.9 million, or 95.4%, for our export and other category. The increases in our EPIAO sales as well as export sales were substantially offset by the negative impact from the realignment of sales efforts for our two legacy products, Intefen and Inleusin.

Cost of net revenues.    Our costs of net revenues were RMB12.7 million and RMB15.0 million for the years ended December 31, 2003 and 2004. The cost of net revenues increased by RMB2.4 million or 18.8% in 2004, as compared to that in 2003, primarily reflecting a one-time inventory write-off of RMB2.7 million in 2004 relating to the obsolescence of Intefen and Inleusin. Discounting the impact of the inventory write-off, our cost of net revenues would have remained stable at around 14% of our overall net revenues in 2003 and 2004.

Operating expenses.    Our total operating expenses were RMB55.9 million and RMB56.1 million for the years ended December 31, 2003 and 2004. The minor increase of RMB0.2 million, or less than 1%, in 2004 was related to two offsetting factors: (i) a decrease in doubtful accounts of approximately RMB1.2 million included in administrative expenses in 2004; and (ii) an increase in sales, marketing and distribution costs resulted from intense clinical research efforts such as hosting seminars and conference required for clinical trials in 2004.

Both of our sales, marketing and distribution expenses as well as general and administrative costs as a percentage of our overall sales have marginally decreased by 0.6% and 4.1% respectively in 2004 while our general and administrative costs were lower both in terms of absolute dollars as well as for the percentage of total net sales from 21.7% in 2003 to 17.6% in 2004.

Research and development expenses.    Our research and development costs increased by RMB0.6 million, or 20.4%, from RMB3.1 million in 2003 to RMB3.7 million in 2004.

Other income/(expense), net.    Our other income/(expense), net, increased by RMB3.4 million, from a net expense of RMB2.9 million in 2003 to net income of RMB0.5 million in 2004. This increase was primarily attributable to an increase of RMB3.9 million, or 155.8%, from RMB2.5 million in 2003 to

Management’s discussion and analysis of financial condition and results of operations

RMB6.4 million in 2004, in our grant income, principally reflecting increased levels of ad hoc government subsidies we received.

Income before income tax expense and minority interests.    As a result of the foregoing, our income before income tax expense and minority interest increased by RMB5.3 million, or 388.5%, from RMB1.4 million in 2003 to RMB6.7 million in 2004.

Income tax expense.    Our tax expense decreased by RMB1.0 million, or 81.2%, from RMB1.2 million in 2003 to RMB0.2 million in 2004. Due to the absorption of salaries and entertainment by Shenyang Sunshine which are non-deductible for Liaoning Sunshine and Beijing Sunshine, we revamped our overall organization structure to become more tax effective, thereby reducing our income tax expenses in 2004.

Net income.    As a result of the foregoing, our net income increased by RMB6.1 million or 1,196.1%, from RMB0.5 million in 2003 to RMB6.6 million in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Overview

As of September 30, 2006, we had cash and cash equivalents of RMB42.8 million and working capital of RMB37.1 million. For the nine months ended September 30, 2006, our primary sources of funding for both our working capital and our longer-term funding needs have been provided by cash flow from operating activities. Our primary uses of funds during this period have been for the repayment of bank loans for a net amount of RMB20 million using the cash received from a repayment of RMB19.7 million loan to the majority shareholder during the nine-month reporting period. We made purchases of plant and equipment during the nine months ended September 30, 2006 in the amount of RMB2.1 million, a substantial portion of which were related to production equipment.

For the years ended December 31, 2004 and 2005, we funded our working capital and our longer-term capital expenditure needs from the cash flow provided by our operating activities. Our primary uses of funds in 2005 have been for the repayment of bank loans for a net amount of RMB10.0 million and prepayment for the lease of land reserved for our new plant at a cost of RMB9.9 million.

Our capital expenditures declined significantly in 2004 from the amounts spent in 2003 but increased again in 2005 due to increased spending on equipment purchase, renovation costs for our office in Beijing, and to a lesser extent, a settlement payment in relation to the purchase of our office space in Beijing. As a result of our improved operating cash flow, we were able to increase our net cash and cash equivalents for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, despite our loan repayments and investment in our planned new facility.

We had a net working capital deficit, calculated as current liabilities less current assets, in the amount of RMB8.2 million as of December 31, 2005, as compared to net working capital asset of RMB11.9 million as of December 31, 2004. This decrease was mainly due to a reclassification of the remaining principal of a long-term bank loan of RMB30 million, after the repayment of RMB10 million, to short-term bank loan in 2005. Our net working capital increased to RMB37.1 million as of September 30, 2006 from a working capital deficit of RMB8.2 million as of December 31, 2005, of which the increase in working capital of RMB25 million was a result of refinancing short term loans to long term loans. In addition, we continued to generate strong cash flow from our operating activities and a repayment of loan by a shareholder of RMB19.7 million. We expect to continue to generate cash flow from operating activities in the near term.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes the sources of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the nine months ended September 30,
	2003	2004	2005	2005	2005	2006	2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(RMB and US$ expressed in thousands)
Net cash (used in)/provided by operating activities	(16,115)	7,192	24,839	3,143	14,520	19,419	2,456
Net cash (used in)/provided by investing activities	(24,557)	2,268	(9,244)	(1,170)	(6,790)	17,648	2,233
Net cash provided by/(used in) financing activities	34,000	—	(10,000)	(1,265)	(10,000)	(20,000)	(2,530)

Net cash provided by/(used in) operating activities

Our net cash used in operating activities was RMB16.1 million in 2003 compared to net cash provided by operating activities of RMB7.2 million in 2004 and RMB24.8 million in 2005. Our net cash provided by operating activities was RMB19.4 million in the nine months ended September 30, 2006 compared to RMB14.5 million in the nine months ended September 30, 2005.

The slight increase of RMB4.9 million in cash provided by operating activities from September 30, 2005 to September 30, 2006 reflects an increase in net income of RMB8.5 million and an increase in accured expenses of RMB5.5 million, which was partially offset by increased levels of account receivables, inventories and prepaid expenses and other receivables.

The RMB17.6 million improvement in operating cash flow from 2004 to 2005 reflects an increased level of our net income of RMB9.4 million and an improved collection effort for RMB16.3 million, which were partly offset by payment of RMB9.9 million for the land lease prepayment. The lease prepayment was classified as an operating activity in accordance with U.S. GAAP.

The increase of RMB23.3 million operating cash flow from 2003 to 2004 reflects (i) an improved net income of RMB6.1 million, (ii) a net increase in operating cash flow of approximately RMB23.5 million due to improved payable and accruals turnover which was partly offset by the increase in accounts receivables by RMB11.7 million and (iii) improved inventory turnover.

Net cash provided by/(used in) investing activities

Our net cash used in investing activities was RMB24.6 million in 2003 and RMB9.2 million in 2005, compared to net cash provided by investing activities of RMB2.3 million in 2004. Our net cash provided by investing activities was RMB17.6 million in the nine months ended September 30, 2006 compared to net cash used in investing activities of RMB6.8 million in the nine months ended September 30, 2005.

The fluctuation was primarily due to a RMB22.0 million loan advanced to shareholder Shenyang Keweier in 2003 which was paid down by RMB2.5 million in 2004, with the remaining balance repaid in the nine months ended September 30, 2006. Also, the increased cash outlay in investing activities in 2005 for an amount of RMB9.2 million was for the final payment and renovation for our office in Beijing and purchase of equipment. The improved level of cash flow from investing activities in the nine months ended September 30, 2006 primarily resulted from repayment of a loan by a shareholder and reduced level of capital spending on property, plant and equipment.

Management’s discussion and analysis of financial condition and results of operations

Our capital expenditure amounted to RMB2.8 million in 2003, RMB0.9 million in 2004, RMB9.2 million in 2005, and RMB2.1 million in the nine months ended September 30, 2006. For more details, see “—Capital Expenditures” below.

Net cash provided by/(used in) financing activities

Net cash used in financing activities was RMB10 million in the nine months ended September 30, 2005, compared to RMB20 million used in financing activities in the nine months ended September 30, 2006 due to continued efforts of paying down our bank loans. In the year 2003, net cash of RMB33 million was provided by net bank borrowing, of which RMB22.0 million was for the purpose of loan to shareholder. The bank borrowings were subsequently repaid in 2005 for RMB10 million and the nine months ended September 30, 2006 for RMB20 million.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including planned capital expenditure for our new plant and upgrading existing facilities in Shenyang, other working capital needs for investing in research and development and increasing sales and marketing efforts for our new growth areas at least for the next two years.

Our indebtedness as of the dates indicated was as follows:

	As of December 31,		As of September 30,
	2004	2005	2006
	(RMB in thousands)
Short-term bank loans	69,000	89,000	44,000
Long-term bank loans	30,000	—	25,000

Total debt	99,000	89,000	69,000

As of September 30, 2006, we had outstanding bank loans for a total of RMB69 million. These loans were secured by (1) our land lease right and factory building in Shenyang, office premises in Beijing and the land reserved for our new factory covering RMB35.0 million of our bank loans; (2) a corporate guarantee provided by China Transport Resources Northeast Co., Ltd., or China Transport, for the outstanding portion of RMB25.0 million; and (3) a corporate guarantee provided by third party for the remaining RMB9.0 million.

We do not currently have access to any unused lines of credit or other committed sources of financing.

All of our operations are conducted directly through our wholly foreign-owned subsidiary Shenyang Sunshine. We do not expect to pay dividends in the near future as we plan to use our resources for our growth. However, should we decide to pay dividends, our wholly-owned subsidiary’s ability to pay dividends to us is subject to various restrictions, including legal restriction in the PRC, which permits payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our subsidiary is required to set aside 10% of its net income as reserve funds, until such reserves have reached at least 50% of its respective registered capital. These reserves are not distributable as cash dividends to us for use by us to satisfy our obligations, such as debt incurred at the holding company level.

Management’s discussion and analysis of financial condition and results of operations

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2006:

	Payment due by period
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(RMB in thousands)
Short-term bank loans(1)	44,732	44,732	—	—	—
Long-term bank loans(2)	27,566	1,733	25,833	—	—
Guarantees provided on bank loans to a shareholder	10,000	10,000	—	—	—
Guarantee provided on bank loans to a third party(3)	40,000	40,000	—	—	—
Capital Commitments	495	495	—	—	—
Purchase obligations(4)	26,279	9,284	16,995	28,722	—

Total contingent liabilities	149,071	106,244	42,828	28,722	—

(1)	Includes interest payable of RMB732,000.
(2)	Includes interest payable of RMB2,566,000.
(3)	The loan underlying this obligation has been repaid by the borrower.
(4)	Represents purchase obligations for Tietai Iron Sucrose Supplement and Baolijin. For more details, see “Business—Our product portfolio—Our principal products—In-licensed products.”

OFF-BALANCE SHEET ARRANGEMENTS

Other than financial guarantees provided to a former shareholder and a third party, we do not have any outstanding derivative financial instruments, interest rate swap transactions, foreign currency forward contracts, or other off-balance sheet arrangements.

CAPITAL EXPENDITURES

The following sets forth our actual and planned total capital expenditure requirements for the periods indicated.

	(RMB in thousands)	(US$ in thousands)
2003	2,816	356
2004	901	114
2005	9,151	1,158
2006 (Planned)	3,000	380
2007 (Planned)	33,300	4,213

Historically, most of our capital expenditures were incurred for purchases of production and office equipment, research laboratory, upgrade for our plant and office renovation. In the nine months ended September 30, 2006, our capital expenditures of RMB2.1 million related primarily to purchases of office and production equipment for our TPIAO and EPIAO products and, to a lesser extent, purchase of automobiles.

The level of our capital expenditure was substantially higher in 2003 and 2005, as compared to 2004. Capital expenditures in 2005 totaled RMB9.2 million, compared to RMB0.9 million in 2004. Approximately half of the increase in 2005 was related to equipment acquired for the production of TPIAO, with the remaining attributable to general office equipment, final payment and renovation cost for our Beijing office and purchases of automobiles.

Management’s discussion and analysis of financial condition and results of operations

Our future capital requirements include, but are not limited to, upgrading our existing facilities for our research and development and production. Although we are not obligated to meet any absolute minimum dollar spending requirements, our future capital requirements will depend on many factors, including the scope and progress made in building out our new plant in the next two years. The major components of our planned capital expenditures for 2006 include further procurement of production equipment such as a new power generator and quality control machineries, in addition to further upgrading our plant facilities.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities and proceeds from the global offering in the foreseeable future periods without much need for debt financing. Therefore, we believe that the anticipated higher depreciation charges could be offset to a certain extent by the expected reduction in interest costs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our operating results and financial condition are based on our audited financial statements of Shenyang Sunshine, which have been prepared in accordance with U.S. GAAP. Our operating results and financial condition are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

Our management considers the following factors in reviewing our financial statements:

➢	the selection of critical accounting policies; and

➢	the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our financial statements included elsewhere in this prospectus. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

Sales of our pharmaceutical products represent the invoiced value of goods sold, net of VAT, trade discounts and allowances and, in very rare circumstances, discretionary sales returns. Revenues from these sales transactions are generally recognized upon delivery, which is considered to have occurred when the customer has taken risks and awards associated with the ownership of delivered products.

For the two legacy products Intefen and Inleusin which we market using third parties sales efforts and reimburse expenses incurred by the agency distributors based on a predetermined percentage of sales and timeliness of collection, we account for revenues from this type of sales channel in accordance with EITF Issue No. 01-9. Under EITF Issue No. 01-9, our cost reimbursement offered to distributors is classified as a reduction in sales revenue. Based on the terms and conditions agreed with the distributors, we accrued and recorded the reimbursements of expenses to the distributors as reduction in revenue, which reduced net sales by RMB493,000 in 2003, RMB2,263,000 in 2004, RMB1,675,000 in 2005 and RMB957,000 in the nine months ended September 30, 2006.

Management’s discussion and analysis of financial condition and results of operations

Research and development costs

We expense research and development costs except for equipment that has alternative future uses in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2 Accounting for Research and Development Costs. We critically identify any research and development activities that could be objectively measured and recognized research and development activities aimed at the discovery of new products, indications, or betterment of processes. We capitalize the costs of materials and equipment that have alternative uses and amortize them over their useful life. Elements of research and development costs may include direct materials, direct labor and overhead allocation including other related personnel engaged in research and development activities. Expenses relating to new products are charged to the statement of income until such time that we obtain the new medicine certificate. The costs of research and development services such as pre-clinical tests outsourced or contract consulting services for upgrading our facilities are also included. The determination of alternative use requires judgment about the application of developed processes and know-how as well as market acceptance of related products. Different judgments regarding alternative uses could result in a change in the timing and amount of costs capitalized as materials and equipment.

Stock-based compensation expenses

Effective from January 1, 2006, we adopted SFAS No. 123 (revised in 2004), Share-Based Payment, or SFAS 123R. Share-based payment transactions within the scope of SFAS 123R include grants of stock options, restricted stock, performance-based awards and stock appreciation rights, as well as purchases under employee share purchase plans. These transactions are viewed generally as non-cash compensation awarded to employees, directors and advisors in lieu of cash compensation.

Share-based compensation expenses arose from restricted shares awarded by a principal shareholder in June 2006. For purposes of recording compensation expense, we have treated this grant as if it was made by us. The shares vest upon the earlier of (i) December 1, 2007 or (ii) on the date of our initial public offering. If our initial public offering does not occur by December 1, 2007, the number of vested shares to be granted to each of the grantees will be 156,252. If our initial public offering occurs by December 1, 2007, the number of vested shares to be granted to each of the grantees will be calculated by dividing US$277,778 by the fair value of the initial public offering price per share, and subject to further adjustments based on our market capitalization as of the date of our initial public offering. For more details, see footnote 16 to our consolidated financial statements included elsewhere in this prospectus.

In accordance with SFAS 123R, since the stock awards contain vesting and exercisability conditions other than those based on service, performance or market criteria, the awards have been classified as a liability and included in accrued expenses and other payables in our balance sheet as of September 30, 2006. Accordingly the awards were initially recorded at the estimated fair value on June 1, 2006 and will be remeasured at each future financial reporting date until the number of shares granted are settled. We have estimated the fair value of the awards at approximately RMB4,391,000 (US$556,000) as of September 30, 2006 and have recorded stock-based compensation expense of RMB2,927,000 (US$370,000) in the nine months ended September 30, 2006. We estimated that our initial public offering would take place by December 31, 2006 and the estimated value of our share-based compensation is amortized accordingly. On October 15, 2006, the stock awards were modified and settled with Achieve Well granting a total number of 312,504 fully vested ordinary shares to the two individuals. The stock awards ceased to be liability-classified and were reclassified as equity upon settlement. We plan to reverse the previously recorded stock-based compensation expense of approximately RMB1,050,000 in October 2006 based on the difference between the estimated fair value of the modified awards as of the settlement date and the cumulative compensation expense recognized

Management’s discussion and analysis of financial condition and results of operations through September 30, 2006. The fair value of the modified awards as of the settlement date is estimated based on a sale in October 2006 of our ordinary shares by a former shareholder of our company to third-party investors.

In August 2006, we granted 15,000 shares to a senior executive with a one year vesting period. The effect of such award on our financial results is immaterial.

Estimated useful lives and impairment of long-lived assets

We make estimates of the useful lives of property, plant and equipment and intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Our total depreciation and amortization expenses in the year ended December 31, 2005 were RMB8.3 million. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods.

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable. There have been no impairment charges recognized for the three years ended December 31, 2005 and the nine months ended September 30, 2006.

Allowance for doubtful accounts

We evaluate the recoverability of our account receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, the financial health of the customer and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that our trade receivables become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. The accounting effect of this entry would be a charge to income. We believe that the current charges to income are sufficient to reflect the recoverability of our accounts receivable.

Inventories and allowance for obsolescence

We state all inventories at the lower of cost or market value, determined using the weighted average cost method. We provide inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to varying customer demand levels and changing technology, although this rarely happens. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our

Management’s discussion and analysis of financial condition and results of operations gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

RECENTLY ISSUED ACCOUNTING STANDARDS

SFAS No. 123 (revised 2004)

In December 2004, FASB issued SFAS No. 123R, Share-Based Payment, which requires companies to measure and recognize compensation expenses for all stock-based payments at fair value. This Statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. This Statement is effective for all interim and annual periods beginning after June 15, 2005. In April 2005, the U.S. Securities and Exchange Commission issued a new rule that amended the compliance dates for SFAS No. 123R until the beginning of their first annual period beginning after June 15, 2005. We have adopted this pronouncement effective from January 1, 2006. The adoption of SFAS 123R on January 1, 2006 did not have any impact on the Company’s financial position as the Company did not have any share-based compensation arrangements at that time.

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43. This Statement requires amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of this statement would have a material effect on our consolidated financial statements.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, and amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This Statement amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect that the adoption of this Statement would have a material effect on our consolidated financial statements.

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial statements.

Management’s discussion and analysis of financial condition and results of operations

FASB Interpretation No. 48 (“FIN 48”)

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on the recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We do not expect the adoption of FIN 48 will have a material effect on our consolidated financial statements.

Securities and Exchange Commission Staff Accounting Bulletin No. 108 (“SAB 108”)

In September 2006, the Securities and Exchange Commission issued SAB 108. This Bulletin prescribes that misstatements in current year financial statements should be quantified based on both the “rollover” approach, which quantifies a misstatement based on the amount of the error originating in the current year income statement, and the “iron curtain” approach, which quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year. This Bulletin requires a misstatement to be adjusted in the current year financial statements if the misstatement quantified using either the rollover approach or the iron curtain approach is material. This Bulletin further requires that, if correcting an error in the current year materially misstates the current year’s income statement, the prior year financial statements should be corrected. This Bulletin is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company does not expect the adoption of this Bulletin to have a material effect on the Company’s consolidated financial statements.

INFLATION

According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.2% in 2003, 3.9% in 2004 and 1.8% in 2005. Inflation or deflation has not had a significant impact on our results of operations in recent years.

MARKET RISK AND RISK MANAGEMENT

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, we are routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities.

Foreign exchange rate risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. Although the Renminbi to United States dollar exchange rate has been relatively stable since 1994, fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars, of our net assets, earnings and any declared dividends.

We are exposed to foreign currency risk primarily as a result of purchases of certain raw materials and equipment from overseas, and export sales.

Management’s discussion and analysis of financial condition and results of operations

Interest rate risk

The People’s Bank of China has the sole authority in China to establish the official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

We are subject to market risks due to fluctuations in interest rates on our debt. Increases in interest rates will increase the cost of new borrowing. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments.

Our corporate structure

CORPORATE HISTORY

We commenced business operations in 1993 through Shenyang Sunshine Pharmaceutical Co., Ltd., or Shenyang Sunshine, a limited liability company established in China. In anticipation of this initial public offering, we established a holding company structure through the following series of corporate reorganization transactions:

➢	we formed Collected Mind Limited, a British Virgin Islands company, in July 2006;

➢	Collected Mind Limited acquired 100% of the equity interests of Shenyang Sunshine, which was reorganized as a wholly foreign owned enterprise, or WFOE, in July 2006; and

➢	we incorporated 3SBio Inc., an exempted company in the Cayman Islands, which acquired 100% equity interest in Collected Mind in September 2006.

The following diagram illustrates our current corporate structure and jurisdiction of incorporation of each of our affiliated entities:

Our corporate structure

OUR CONTRACTUAL ARRANGEMENTS WITH LIAONING SUNSHINE AND BEIJING SUNSHINE

Historically, we conducted our manufacturing and marketing activities through our wholly-owned subsidiary, Shenyang Sunshine, and our distribution and logistics activities through Beijing Sunshine Bio-product Sales Company, or Beijing Sunshine, and Liaoning Bio-Pharmaceutical Company Limited, or Liaoning Sunshine. Prior to our reorganization in anticipation of this offering, Beijing Sunshine and Liaoning Sunshine, as investees of a foreign invested enterprise, engaged in distribution of pharmaceutical products without the requisite MOFCOM approvals. For more details, see “Risk factors—Risks related to our corporate structure—Liaoning Sunshine and Beijing Sunshine were previously engaged in activities without the necessary approvals. This could subject them to fines and other penalties, which could have a material adverse effect on our business.” As part of our corporate reorganization, Shenyang Sunshine sold 45% of the equity interest in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, in October 2006, and 90% of the equity interest in Liaoning Sunshine to Mr. Dan Lou, our chairman, in November 2006. Beijing Sunshine and Liaoning Sunshine are no longer required to obtain the MOFCOM approval, as each of them is a domestic Chinese company that is currently operating within its authorized scope of business and in the process of obtaining relevant licenses. In December 2006 and January 2007, Shenyang Sunshine entered into the following contractual arrangements with Beijing Sunshine and Liaoning Sunshine, respectively, to enable us to maintain control in these two entities:

Business cooperation agreements

Pursuant to the business cooperation agreement among Shenyang Sunshine, Liaoning Sunshine and us, Shenyang Sunshine provides technology support services and market development and consulting services to Liaoning Sunshine, and, as consideration, receives 70% of Liaoning Sunshine’s annual sales revenues as service fees. In addition, Liaoning Sunshine agrees that, without the prior written consent of a majority of our independent directors, it will not increase or decrease its registered capital, declare dividends or make similar payments, make any investment, incur any indebtedness, mortgage or dispose of its material assets, or consolidate or merge with any other entity. Liaoning Sunshine further agrees to distribute only those products that are produced by Shenyang Sunshine, except as otherwise agreed to by a majority of our independent directors. Shenyang Sunshine will be entitled to any intellectual property developed during the term of this contract. Similarly, Beijing Sunshine, Shenyang Sunshine and us entered into a business cooperation agreement on the same terms.

Purchase agreements for the acquisition of equity interests in Liaoning Sunshine and Beijing Sunshine

Pursuant to the purchase agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou granted Shenyang Sunshine an exclusive right to purchase, to the extent permissible under PRC law, his 100% equity interest in Liaoning Sunshine for a purchase price of RMB15 million, an amount equivalent to the registered capital of Liaoning Sunshine, immediately after Shenyang Sunshine obtains the requisite PRC government approval for it to acquire Liaoning Sunshine.

RMB13.5 million of the purchase price pursuant to the purchase agreement was prepaid by Shenyang Sunshine to Mr. Lou shortly after the signing of this agreement in December 2006. The remaining RMB1.5 million will be paid to Dr. Lou at closing. If Shenyang Sunshine fails to obtain the requisite government approval for Shenyang Sunshine to complete the acquisition within ten years, Shenyang Sunshine shall have the right to terminate the agreement and Mr. Dan Lou shall return the prepayment of RMB13.5 million to Shenyang Sunshine.

Our corporate structure

Similarly, Beijing Sunshine, Shenyang Keweier and Shenyang Sunshine entered into a purchase agreement on the same terms, except that each of Beijing Sunshine and Shenyang Keweier granted Shenyang Sunshine an exclusive right to purchase their respective equity interests in Beijing Sunshine for a purchase price equivalent to their proportionate registered capital in Beijing Sunshine.

Voting Agreements

Pursuant to the voting agreement among Shenyang Sunshine, Mr. Dan Lou and Liaoning Sunshine, Mr. Dan Lou is required to consult with and follow any lawful instruction of Shenyang Sunshine whenever he exercises his rights as Liaoning Sunshine’s shareholder.

Pursuant to the voting agreement among Shenyang Sunshine, Ms. Dongmei Su, Shenyang Keweier and Beijing Sunshine, Ms. Dongmei Su and Shenyang Keweier are required to consult with and follow any lawful instruction of Shenyang Sunshine whenever they exercise their rights as Beijing Sunshine’s shareholders.

Equity Pledge Agreements

Pursuant to the equity pledge agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou pledged all of his equity interests in Liaoning Sunshine to Shenyang Sunshine to guarantee his obligations under the purchase agreement and the voting agreement. If Mr. Dan Lou breaches his contractual obligations, Shenyang Sunshine, as pledgee, will be entitled to certain rights, including the right to purchase the pledged equity interests or sell the same to any third party. Mr. Dan Lou agreed not to dispose of the pledged equity interests or take any actions that would prejudice Shenyang Sunshine’s interest.

Ms. Dongmei Su and Shenyang Keweier entered into a similar agreement with Shenyang Sunshine to pledge their respective equity interests in Beijing Sunshine to Shenyang Sunshine.

Business

OVERVIEW

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our principal products are EPIAO ( ) and TPIAO ( ), and our legacy products are Intefen ( ) and Inleusin ( ).

We began operations in 1993 and we believe we are now one of the leading biopharmaceutical companies in China in terms of growth and profitability. Our net revenues were RMB72.8 million in 2003, RMB77.2 million in 2004 and RMB102.0 million in 2005, representing an increase of 32.1% from 2004 to 2005. Our net income was RMB0.5 million in 2003, RMB6.6 million in 2004 and RMB16.1 million in 2005, representing an increase of 142.9% from 2004 to 2005. For the nine months ended September 30, 2006, our net revenues were RMB92.6 million and our net income was RMB21.4 million, compared to net revenues of RMB76.1 million and net income of RMB12.9 million for the nine months ended September 30, 2005.

Our principal marketed products

EPIAO ( )

Launched in 1998, EPIAO is an injectable recombinant human erythropoietin, or EPO, that is used to stimulate the production of red blood cells in patients with anemia and to reduce the need for blood transfusions. Anemia is a condition in which insufficient oxygen is delivered to the body’s organs and tissues. EPIAO is a protein-based therapeutic comparable in structure and function to Amgen Inc.’s Epogen and Kirin Brewery Company Limited’s ESPO.

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at over RMB300 million (US$37.5 million) in 2005, representing a 20% compound annual growth rate from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China. We have sold over 6.9 million vials of EPIAO since 1999.

EPIAO is approved by the SFDA for three distinct indications: anemia associated with chronic renal failure; red blood cell mobilization, which is the process in which red blood cells are stimulated to proliferate, before, during, and after surgery; and anemia associated with chemotherapy in cancer patients with non-myeloid malignancies, which are cancers that do not originate in the bone marrow or involve myeloid cells, or non-lymphocyte white blood cells found in the bone marrow. We have been granted exclusivity by the SFDA for the manufacturing and marketing of EPIAO for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies under an administrative protection period through September 2007.

We plan to initiate in 2008 clinical trials for NuPIAO, our second-generation EPIAO product candidate. NuPIAO is designed to have a longer half-life relative to our first-generation EPIAO. In addition, we are in late-stage clinical trials for a concentrated high dose (36,000 IU/vial) formulation of EPIAO, which is designed to allow for less frequent administration, benefiting both patients and doctors. We expect to apply for marketing approval of high-dose EPIAO in 2007. If approved, we believe it will be the highest dosage formulation available in the Chinese market.

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TPIAO ( )

We launched TPIAO, our newest internally developed protein-based therapeutic product, in January 2006. This product is a recombinant human thrombopoietin, or TPO, indicated for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first protein-based therapeutic of its type approved for thrombocytopenia in China. We have a monitoring period for TPIAO through 2010, during which other pharmaceutical companies are prohibited from manufacturing or importing a similar drug, except those whose applications for clinical trials were approved by the relevant Chinese authority prior to May 2005, the commencement of TPIAO’s monitoring period. We are aware of at least one other Chinese pharmaceutical manufacturer whose application for clinical trials may have been approved by May 2005 and which may be in clinical trials for a TPO-based therapeutic. For the nine months ended September 30, 2006, our total revenues from TPIAO sales were RMB10.2 million, accounting for 11.0% of our overall revenues for this period. We are also conducting a late-stage clinical trial of TPIAO for the treatment of idiopathic thrombocytopenic purpura, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them.

Our legacy products

In addition to EPIAO and TPIAO, we market two other protein-based therapeutics that had historically been significant contributors to our overall revenues. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts in early 2004, and our legacy products are now marketed primarily by distributors.

Intefen ( ).    Intefen is our recombinant interferon alpha-2a product. Intefen is indicated for the treatment of carcinomas of the lymphatic or hematopoietic system, such as lymphoma and leukemia, and viral infectious diseases, such as hepatitis C. We launched Intefen in the Chinese market in 1995.

Inleusin ( ).    Inleusin is our recombinant human interleukin-2, or IL-2, product. Inleusin is indicated for the treatment of renal cell carcinoma, the most common form of kidney cancer, metastatic melanoma, a type of skin cancer, and thoratic fluid build-up caused by cancer and tuberculosis. Inleusin is designed to stimulate the immune system in order to fight cancer and infectious diseases. We launched Inleusin in the Chinese market in 1996.

Our in-licensed products

Tietai Iron Sucrose Supplement ( ).    Tietai Iron Sucrose Supplement, an intravenously administered prescription drug that is designed to treat anemia associated with iron deficiency, is indicated for patients with end-stage renal disease requiring iron replacement therapy. We in-licensed five-year exclusive PRC distribution rights for this product from Shenyang Borui Pharmaceutical Company Limited in May 2006. Tietai Iron Sucrose Supplement was launched in China in 2005, and we believe it will be complementary to our EPIAO franchise.

Baolijin ( ).    Baolijin is our in-licensed recombinant human granulocyte colony-stimulating factor, or G-CSF, product. G-CSF is a protein that stimulates production of white blood cells. For cancer patients undergoing chemotherapy, the ability to produce red blood cells, white blood cells and platelets is severely compromised. Baolijin is indicated for the treatment of neutropenia, a condition associated with chemotherapy and characterized by low levels of neutrophils, a type of white blood cell important for fighting infections. In August 2006, we in-licensed exclusive PRC distribution rights for Baolijin from

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Chengdu Biological Institute for a period of five years. We believe that the addition of Baolijin to our product portfolio will complement the marketing of EPIAO and TPIAO for treatment of cancer patients receiving chemotherapy.

Licenses to Tietai Iron Sucrose Supplement and to Baolijin are held by Liaoning Bio-Pharmaceutical Company Limited, or Liaoning Sunshine, our variable interest entity.

Export sales

We currently market our products through distribution agreements with local agents in several developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico and Trinidad and Tobago. Export sales accounted for 1.2% in 2003, 2.2% in 2004, 4.9% in 2005 and 5.0% in the nine months ended September 30, 2006, of our total net revenues.

Our product pipeline

We focus our research and development efforts on both novel and validated protein-based therapeutics for the treatment of diseases in the areas of nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our product pipeline, which we expect will be a key contributor to our future growth, consists of six product candidates in various stages of development. We employ a market-driven approach to our research and development efforts, and our team utilizes the latest molecular biology and biochemical techniques and technologies to develop promising product candidates. Our diversified product pipeline includes a number of next-generation protein-based therapeutics including NuPIAO, our second-generation EPIAO product candidate; NuLeusin, our next-generation Inleusin product candidate; TPIAO for the treatment of ITP; a human papilloma virus, or HPV, vaccine for the prevention of cervical cancer; and an anti-TNF humanized monoclonal antibody product candidate for the treatment of rheumatoid arthritis and other autoimmune diseases. We believe that each of these product candidates, if successfully developed and approved, would address significant market opportunities. We are required to conduct extensive preclinical and clinical trials in order to generate safety and efficacy data to support a filing for approval by the SFDA.

According to Kalorama Information, a third-party independent research firm, the total worldwide market for protein-based therapeutics increased from US$25 billion in 2001 to US$51 billion in 2005, and is expected to reach US$87 billion in 2010. Kalorama Information also estimates that, in 2005, sales in the U.S., the largest European markets (including the UK, Germany, France, Italy and Spain) and Japan accounted for 61%, 20% and 7%, respectively, of the worldwide sales of protein-based therapeutics. This implies that 2005 sales of protein-based therapeutic products from the rest of the world, including China, Brazil, India and Russia, accounted for 12% of the worldwide market.

We maintain a sales and marketing force in 18 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. Our principal products are marketed by our 143 sales and marketing professionals and sold by our network of approximately 80 distributors to healthcare providers including, based on our internal estimates, approximately 800 hospitals, clinics and dialysis centers. Our internal sales and marketing staff details our principal products to physicians and hospital administrators and, as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our principal products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed, as well as sold, by distributors. Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC for quality and reliability.

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We conduct on-site, bulk manufacturing, finishing and packaging activities for EPIAO, TPIAO, Intefen and Inleusin at our 3,000 square meter Shenyang, China facility. We also manufacture our products and product candidates for clinical trials at this facility. Our Shenyang facility was re-certified in 2005 in accordance with Chinese current Good Manufacturing Practices, or cGMP, and our cGMP certificate is valid for five years until 2010. We plan to expand our plant in Shenyang to increase our manufacturing capacity, and further take advantage of our favorable cost structure.

OUR COMPETITIVE STRENGTHS

We believe that our principal competitive strengths include the following:

Leading market share for EPO in China

According to IMS Health, our flagship product, EPIAO, accounted for 37% of the Chinese EPO market in terms of sales revenue and 28% in terms of units sold in the six months ended June 30, 2006, with sales primarily generated from our initially approved renal indication. Additionally, EPIAO has ranked number one in the Chinese EPO market in terms of units sold and revenues since 2002. We believe that EPIAO’s leading market position is attributable to a high level of quality, efficacy, and reliability. We have more than eight years of post-marketing experience to date with EPIAO and have sold approximately 6.9 million vials from 1999 to September 30, 2006, enabling us to generate a brand that we believe is well-recognized by the medical community. We have been marketing EPO in the oncology and surgical settings in China longer than any other market participant.

Diverse portfolio of marketed products and product candidates targeting the nephrology and oncology markets

We market a diverse portfolio of internally developed protein-based therapeutics, consisting of EPIAO, TPIAO, Intefen and Inleusin. In addition, we market Tietai Iron Sucrose Supplement and Baolijin, our G-CSF product, both of which we in-license. EPIAO, TPIAO and Baolijin address the oncology market in China and represent a significant commercial opportunity for us. In addition to these marketed products, we have a diversified late-, mid-, and early-stage pipeline of product candidates that include expanded indications and enhanced second generation versions of our existing products, as well as product candidates which address other market opportunities, such as cervical cancer and rheumatoid arthritis.

Proven research and development capabilities

We have developed and commercialized four protein-based therapeutics in China. As of September 30, 2006 our research and development team consisted of 20 research personnel and medical professionals, seven of whom have extensive experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals. We have had a productive working relationship with the SFDA to date, which we feel is important when seeking regulatory approvals for therapeutics in China.

Nationwide sales and marketing network

Over the years, our sales force and high quality products have allowed us to establish our Shenyang Sunshine brand and enabled us to become one of the leading biotech companies in China. We maintain sales and marketing forces in 18 provinces and major cities in China including the municipalities of Beijing and Shanghai and the city of Guangzhou. Our network of 143 sales and marketing professionals and approximately 80 distributors market our principal products to healthcare providers including, based on our internal estimates, approximately 800 hospitals, clinics and dialysis centers. We rely on the efforts of our sales and marketing professionals to build and strengthen our relationships with healthcare

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providers such as hospitals and rely on our relationships with China’s leading pharmaceutical distributors to make sure the product reaches our customers on time. Our sales force has formed strong relationships in our key target markets. We believe we have an established reputation that is synonymous with quality and reliability.

High-quality proprietary manufacturing processes with significant cost advantages

Since our inception, we have established a base of proprietary manufacturing expertise, trade secrets and know-how for producing recombinant proteins expressed either in E. Coli or mammalian cells, especially for Chinese Hamster Ovary, or CHO, cell-based manufacturing. In September 2001, we were certified as the “Model Manufacturing Base for Achievement under the National Advanced Technology Research and Development plan” by the Ministry of Science and Technology of the PRC. We believe our Chinese cGMP-certified manufacturing facility as well as our voluntary decision to apply European Pharmacopoeia standards, an authoritative collection of manufacturing standards for medicines, have enabled us to produce high-quality products while our optimized manufacturing processes have allowed us to establish significant cost advantages, enabling us to price our products competitively while maintaining favorable margins. The significantly lower costs of raw materials and wages in China relative to other countries allow us to maintain our cost of operations at a level that we believe gives us a competitive advantage over overseas-based companies.

Operational efficiency and a track record of growth and profitability

Our low cost base translates into greater operational efficiency and higher profit margins as we increase sales volumes of our products. We have experienced rapid growth in our recent history. In 2004, our gross margin was 80.5% and net profit margin was 8.6%. In 2005, our gross margin was 84.8% and net profit margin was 15.7%. For the nine months ended September 30, 2006, our gross margin was 90.5% and net profit margin was 23.2%.

Experienced and market-oriented management team

Our management team has extensive experience in China’s biopharmaceutical industry and a solid understanding of Chinese and international industry best practices. Certain members of our senior management have in-depth knowledge relating to the regulatory framework in China, as well as the international market, and are experienced in managing fast-growing and entrepreneurial enterprises. The 17 members of our research team have in the aggregate approximately 63 years of service at our company and 121 years of industry experience. The members of our marketing team have in the aggregate approximately 39 years of service at our company and 95 years of industry experience.

OUR STRATEGY

Our goal is to become the leader in the research, development, manufacture and commercialization of protein-based therapeutics in China and to continue to advance our drugs to international markets. The key elements of our strategy are to:

Maximize sales of our lead product, EPIAO, in the Chinese market

We plan to continue to utilize our established sales, marketing and distribution platform to maintain our leadership in the EPO nephrology market and to further penetrate the markets for our other approved indications in oncology and surgery, to which we only recently began marketing. These indications currently represent a small portion of our sales, but we believe they could be a strong contributor to our future growth. We believe that our efforts to educate oncologists and surgeons on the applications of EPIAO in these end markets will allow us to grow sales of our flagship product.

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Maximize sales of our other existing products in the nephrology and oncology markets in China

We believe that there is significant opportunity to maximize sales of our other approved products, including TPIAO, and our in-licensed products, including Tietai Iron Sucrose Supplement and Baolijin,

within our specialized focus on nephrology and oncology. We were the first to market TPO in China, launching TPIAO during the first half of 2006 by utilizing the strengths of the Shenyang Sunshine brand and our existing sales and marketing network. We plan to continue to increase brand awareness and the market penetration of our existing products in China by expanding our marketing efforts and our distribution network, continuing to build relationships with hospitals and physicians and potentially entering into additional in-licensing arrangements.

Develop and commercialize candidates in our product pipeline and new products that address unmet medical needs in commercially attractive markets

We are developing a diversified portfolio of late-, mid- and early-stage protein-based product candidates. Our pipeline includes novel product candidates in addition to new enhanced versions of our existing products, and expanded indications for our currently marketed products. Our early stage programs are focused on significant commercial opportunities, including rheumatoid arthritis and HPV infection. We have a strong track record of successful product approvals and extensive knowledge of the SFDA approval process. With relatively rapid regulatory approval processes and our low manufacturing costs, we have been able to bring many of our products to market in a more cost-effective manner in China than in the United States or in the European Union. In addition, we intend to continue to evaluate and develop additional product candidates to expand our pipeline where we perceive a significant unmet medical need and attractive commercial potential. Having had four protein-based therapeutics successfully approved to address the nephrology, oncology and surgical markets, we may also expand into other attractive areas such as immunosuppression and metabolism, and the development of additional monoclonal antibodies.

Expand our sales and marketing network

We believe that there is significant market potential for our products and that our historical product sales represent only a limited penetration of the overall potential market in China. We plan to continue to increase the footprint of our sales and marketing presence in China by selectively expanding into targeted areas such as the Provinces of Hebei, Shanxi and Anhui, and the Municipality of Tianjin and further penetrate leading hospitals both within and outside our existing network to benefit from positive trends in the PRC government’s new health insurance policies as well as increased per capita healthcare spending. We also plan to create focused sales forces in the nephrology and oncology areas to increase penetration of our key products in their respective end markets.

Continue to expand beyond the Chinese domestic market

We intend to continue to develop and expand our manufacturing capabilities in a cost-effective manner to meet growing demand for our products initially in China and gradually abroad. While we believe we currently have the capacity to meet our near-term anticipated production needs, we expect to augment our manufacturing facilities to comply with European current GMP standards in order to meet our anticipated growth and demand from our non-domestic business. Additionally, we intend to use our expertise in protein-based therapeutics to establish processes for the production of monoclonal antibody drugs.

We currently market our products through distribution agreements with local agents in several developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico and Trinidad and Tobago,

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where we have obtained marketing approvals in compliance with local laws. The procedure to obtain such marketing approvals in most of these countries involves, among other things, conducting clinical trials and obtaining the local GMP certification. We plan to seek approval from the European Agency for the Evaluation of Medicinal Products, or EMEA, to market our products under the new regulations for biosimilar products and continue to expand our international presence opportunistically, initially with a focus on the European Union and additional countries where we feel there is sufficient commercial opportunity. We plan to continue to establish relationships with distribution partners in these foreign markets to sell our products. Presently we do not anticipate building a global sales and marketing infrastructure.

Acquire or in-license new technologies, products or companies

We continuously seek attractive product candidates and innovative technologies to in-license or acquire. We intend to focus on product candidates that would be marketed through our existing sales infrastructure and that represent large potential market opportunities. We believe that by pursuing selective acquisitions of companies or technologies in businesses that complement our own, we will be able to enhance our competitiveness and strengthen our market position. We believe that our relationships with many industry participants and our knowledge of, and experience in, the biotechnology industry in China allow us to better understand industry trends, technological developments and practical applications. We believe that this expertise will assist us in making acquisition decisions and position us to be a more desirable partner to companies whose products we may add to our portfolio.

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OUR PRODUCT PORTFOLIO

Our principal products target large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious disease. We are currently focused on expanding the indication for our marketed products, developing next generation, enhanced versions of our marketed products, and bringing novel protein-based therapeutics to market.

The table below summarizes our products and product candidates:

Product Name	Indication (s)	Status					Upcoming Milestone*
		Preclinical	Phase I	Phase II	Phase III	Marketed

EPIAO (EPO)	Anemia associated with renal failure or chemotherapy, peri-operative blood cell mobilization
NuPIAO (EPO)							Initiate clinical trials in 2008
High dosage EPIAO (EPO)							Phase III data in 2007

TPIAO (TPO)	Thrombocytopenia

TPIAO (TPO)	ITP						Phase III data in 2008

Intefen (Interferon alpha-2a, IFN)	Cancer, Viral infectious diseases

Inleusin (IL-2)	Renal cell carcinoma, Metastatic melanoma, Tuberculosis

Nuleusin (IL-2)	Renal cell carcinoma, Metastatic melanoma						Phase III data in 2007

HPV vaccine (SSS08)	Cervical cancer

Anti-TNF mAb (SSS07)	Rheumatoid arthritis

Tietai (Iron Sucrose Supplement)	Iron-deficiency associated with anemia

Baolijin (G-CSF)	Neutropenia

*	The development and commercialization of our product candidates are subject to numerous risks and uncertainties, as noted in “Risk factors.” As a result, the actual timing of the indicated milestones could be very different than that indicated in the table.

Phases I, II and III described in the table above are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the U.S. Food and Drug Administration. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to:

“Phase I”: Evaluation of safety.

“Phase II”: Evaluation of safety, dosing and efficacy.

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“Phase III”: Larger scale evaluation of safety and efficacy.

Our principal products

EPIAO ( )

EPIAO, our flagship product, is an injectable recombinant human EPO that stimulates the production of red blood cells, cells that transport oxygen from the lungs to all cells of the body. EPO is a naturally occurring growth factor that is normally produced in healthy kidneys and regulates production of red blood cells. Adequate amounts of EPO are required to produce a sufficient number of red blood cells. A significant reduction in the number of circulating red blood cells results in anemia, a condition in which insufficient oxygen is delivered to the body’s organs and tissues. For example, patients with chronic renal failure suffer from anemia because they do not produce sufficient amounts of EPO. Anemia can also be a side effect of chemotherapy treatments for patients, sometimes forcing patients to discontinue chemotherapy.

Kalorama Information estimated the worldwide market for EPO reached approximately US$10.8 billion in 2005. Kalorama estimated that in 2005, sales in the U.S., certain European countries including the UK, Germany, France, Italy and Spain, and Japan accounted for 61%, 20% and 7%, respectively, of the worldwide sales of protein-based therapeutics. According to IMS Health, revenues from all EPO drug sales in China were estimated at over RMB300 million (US$37.5 million) in 2005, representing a 20% compound annual growth rate, or CAGR, from 2003 to 2005.

EPIAO is utilized as a replacement protein therapy to restore EPO to normal, or physiological levels, stimulate red blood cell production and relieve the symptoms of anemia, thereby improving the quality of life for patients with renal disease and cancer in addition to reducing the need for continuous blood transfusions. Our EPIAO products are available in four different strengths (2,000 IU/vial, 3,000 IU/vial, 4,000 IU/vial and 10,000 IU/vial) and approved for three distinct medical indications. To date, no other EPO product has been approved in China for all three indications.

➢	In 1998, we received approval for the first indication, anemia associated with chronic renal failure;

➢	In 2000, we received approval for the use of EPIAO to mobilize red blood cell in patients before, during and after surgery to facilitate a quicker recovery and reduce the need for blood transfusion; and

➢	In 2001, we received approval for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies. These patients become anemic as a side effect of chemotherapy and as a general complication associated with cancer. For this indication, on September 6, 2001 we were also granted a six-year exclusivity under an administrative protection period ending in September 2007 during which other pharmaceutical companies are prohibited from importing or marketing a similar product.

We were among the first biotechnology companies to introduce a recombinant form of EPO in China. According to IMS Health, our EPIAO was the most widely used recombinant EPO in China in each of the seventeen quarters ending with the second quarter of 2006. EPIAO is on the National Reimbursement List for the treatment of anemia associated with chronic renal failure and for the treatment of anemia associated with chemotheraphy in non-myeloid malignancies in certain provinces and cities such as Hubei Province and Shanghai Municipality. According to IMS Health, our EPIAO has ranked number one in the Chinese EPO product market in terms of units sold and revenues since 2002. In the six months ended June 30, 2006, EPIAO accounted for 37% of the Chinese EPO market in terms of sales revenue and 28% in terms of units sold, with sales primarily generated from our initially approved renal indication. Since 1999, 6.9 million vials of EPIAO have been administered to patients.

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We are in the process of conducting a Phase III clinical trial for our high dose 36,000 IU/vial formulation of our first generation EPIAO, which we expect to be the first of its kind in China. In addition, we plan to initiate in 2007 clinical trials for our second-generation EPIAO. We have designed this product candidate to have a longer half-life versus our first generation EPIAO that is, in this aspect, comparable to Amgen’s Aranesp. We plan to file a patent application in China for our second-generation EPIAO.

We believe our competitive advantages in marketing our EPIAO lie in the following areas:

Focus on quality.    We implemented our proprietary process technology and developed quality assurance and quantity control system in compliance with the Chinese GMP standards. Since 2004, we have applied the European Pharmacopoeia (2002 version) standards, which we believe are higher production quality standards than those required for domestic pharmaceutical manufacturers.

Broadest applications and specifications.    Since 2002, our EPIAO products have been the only EPO products approved for each of the following three indications: anemia associated with chronic renal failure; red blood cell mobilization; and anemia associated with chemotherapy in cancer patients. We also provide our EPIAO products in four dosage forms to meet the needs of our patients and their doctors. We expect to apply for marketing approval of an additional high dosage form in 2007 which we believe, if approved, will be the highest approved dosage formulation of an EPO drug on the Chinese market.

Competitive pricing.    Our economy of scale, favorable cost structure and experience in manufacturing afford us the opportunity to competitively price EPIAO while still maintaining attractive margins. In order to secure and maintain a large customer base, we have been pricing our EPIAO products at a level less than one-third of their comparables produced overseas.

Strong brand awareness.    We believe our sustained marketing efforts with medical practitioners and our focus on pre-sale and post-sale services have established EPIAO and Shenyang Sunshine as well-recognized and well-received brands. We have been implementing a focused marketing strategy since launching the product in 1998. As part of this strategy, our sales representatives promote our products to doctors by visiting hospitals to better educate physicians and develop brand awareness. In 2007, we plan to create distinct sales forces in the nephrology and oncology areas to increase penetration in these end markets.

Clinical Trials

In 1997, we completed a multicenter, randomized clinical trial with EPIAO in 194 end-stage renal disease patients. This trial compared the efficacy of our product to that of Epogen, Amgen’s recombinant EPO. The data demonstrated that our product was biologically equivalent to Epogen, as demonstrated by comparable restoration of hematocrit and hemoglobin levels, indicators of red blood cell reemergence. Additionally we did not observe any severe adverse reactions. We obtained approval from a branch of the Ministry of Health, or the MOH, a predecessor of the SFDA, in November 1997 and launched EPIAO in China in August 1998.

In 2001, we completed a multicenter, randomized, double blind, placebo-controlled clinical extension trial to evaluate the efficacy of EPIAO in 121 cancer patients with anemia resulting from their chemotherapy regimens. The primary endpoint of this clinical trial was restoration of hemoglobin and hematocrit levels. Patients received either EPIAO or a placebo three times a week for 12 weeks. The results demonstrated that EPIAO was effective in restoring hemoglobin and hematocrit levels in this patient setting. We obtained SFDA approval for this indication in September 2001 and launched EPIAO

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for this indication in December 2002. When we obtained the SFDA approval in September 2001, we were also granted a six-year administrative protection period for this indication of EPIAO. During the protection period, other pharmaceutical companies are prohibited from manufacturing EPO drugs for the same indication or adding the same indication on the label of any existing drugs, pursuant to the Regulations for New Drug Protection and Related Technology Transfer.

In 2000 we completed a multicenter, randomized placebo controlled extension trial in 105 patients undergoing major orthopedic surgery to evaluate the efficacy of EPIAO in mobilization of red blood cells in patients undergoing surgery. Typically, these patients require allogeneic blood transfusion, where blood comes from a donor instead of the patient himself, thereby exposing the patients to the risk of contracting blood-borne diseases. The primary endpoint of this clinical trial was also restoration of hemoglobin and hematocrit levels. Compared with placebo-controlled patients, patients who received EPIAO before, during and after the surgery had higher levels of hemoglobin and hematocrit. We received SFDA approval for this indication in 2000 and launched EPIAO for this indication in December 2002.

TPIAO ( )

Launched in January 2006, TPIAO is our recombinant human thrombopoietin product, for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency, and represents the first such protein-based therapeutic approved and launched for this indication in China. TPO is a hemopoietic, or blood or blood cell-related, growth factor protein found in plasma. TPO naturally stimulates production of megakaryoctyes, cells with a mutilobed nucleus in the bone marrow and liver, thereby releasing mature platelets and raising the circulating platelet count. Patients undergoing blood stem cell transplantation or cancer chemotherapy, or with late-stage liver diseases, or for unknown pathological reasons may suffer from platelet deficiency. We market TPIAO in two strengths: 7,500 IU/vial and 15,000 IU/vial. We began marketing our TPIAO products at the end of 2005 on a trial basis and recorded revenues of RMB2.8 million in 2005 and RMB10.2 million for the nine months ended September 30, 2006.

We began our research and development efforts on TPIAO in 1995 as part of the national “863” scientific program. After successful discovery and pre-clinical studies, we initiated clinical trials in 1999. Phase I and Phase II clinical trials were completed in 2001 and 2002, respectively, which indicated TPIAO’s safety and efficacy.

In 2003, we completed a multicenter, randomized, double-blind placebo self-controlled Phase III trial in 305 patients, 223 of whom were cancer patients receiving chemotherapy and 82 of whom were ITP patients who had failed to respond to any other form of treatment. Patients were treated with TPIAO within six to 24 hours after the first chemotherapy cycle daily for 14 days. The primary endpoints were platelet counts and reduction in the number of transfusions. In this trial, TPIAO treatment resulted in a higher platelet count in approximately 78% of the cancer patients and approximately 85% of the ITP patients. There were 18 cases of mild adverse reactions relating to TPIAO treatment, including transient flu-like symptoms, but patients spontaneously recovered without discontinuing treatment.

Although we obtained SFDA approval for TPIAO in May 2005, the SFDA has required us to conduct a Phase IV post-marketing trial on TPIAO as a supportive cancer care product. We expect that the three-arm trial will include approximately 1,000 cancer patients being treated with chemotherapy. The primary endpoint will be time to recovery of platelet count to normal levels. We plan to initiate this trial in the fourth quarter of 2006 and release clinical data for the Phase IV trial in 2009.

TPIAO was approved in May 2005 with a monitoring period of five years, which will expire in May 2010. During the monitoring period other pharmaceutical companies are prohibited from manufacturing

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or importing a similar drug except those whose application for clinical trial were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period, pursuant to the PRC Administrative Measures for the Registration of Medicine. Although we believe TPIAO is the only TPO-based therapeutic available in the Chinese market to date, we are aware of another Chinese pharmaceutical company, CP Guojian, which we believe may be conducting clinical trials for a TPO-based therapeutic in China. If CP Guojian obtained the approval for any clinical trials prior to commencement of the monitoring period for TPIAO, CP Guojian may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period. We have no information on when CP Guojian plans to bring their product to market, nor are we aware of any other company that is developing a similar product. We have two issued patents in relation to TPIAO. We obtained authorization to introduce TPIAO into the Chinese market for treatment of chemotherapy-induced thrombocytopenia in 2005.

Legacy products

In addition to EPIAO and TPIAO, we market two protein-based therapeutics that have historically been significant contributors to our overall revenues. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts since early 2004 and no longer heavily market these products with our own sales force.

Intefen ( ).    Intefen is our recombinant human interferon alpha-2a product for the treatment of carcinoma of the lymphatic or hematopoietic system, and viral infectious diseases, including adult chronic hepatitis B, acute and chronic hepatitis C, and genital warts. Interferon is a protein that occurs naturally in the body in very small amounts and comes in three main types: alpha, beta and gamma. When exposed to viruses, certain cells produce interferon, which is released into the bloodstream or intercellular fluid to induce healthy cells to produce enzymes and proteins that counter and combat the infection. The anti-cellular or immuno-regulatory functions of IFN can enable interferon products to play a central role against certain tumor and auto-immune diseases. Interferon alpha has been manufactured by pharmaceutical companies for therapeutic use against hairy-cell leukemia, hepatitis C and hepatitis B, as well as for treatment of genital warts and some rare cancers of blood and bone marrow.

We obtained SFDA approval to market Intefen in April 1995 and launched the product in December 1995. Our Intefen is available in lyophilized powder and injectable solution. Both the powder and solution come in three strengths: 1 MIU/vial, 3 MIU/vial and 5 MIU/vial. Revenues from our Intefen products were RMB6.8 million in 2005, representing a decrease of 11% over 2004 revenues. Revenues from our Intefen products were RMB3.5 million in the nine months ended September 30, 2006, representing a decrease of 35% over the corresponding period in 2005.

In 1994, we completed a multicenter, randomized Phase III clinical trial with Intefen in 127 patients with hepatitis C virus, or HCV. The primary endpoints of the trial were the change in ALT, or Alanine Amino Transferase recovery rates, a measurement of liver function and HCV RNA clearance rates, a measure of the number of viruses present in the patient. The data indicated that Intefen was comparable to Schering Plough’s Intron A when measured with these two tests. The observed side effects were flu-like symptoms that were relatively minor and reversed upon discontinuation of the therapy.

Inleusin ( ).    Inleusin is our recombinant human interleukin-2, or IL-2, product that is structurally and functionally the same to naturally occurring IL-2, a body immune regulator. Inleusin is indicated for treatment of renal cell carcinoma, melanoma, thoratic fluid build-up caused by cancer, and tuberculosis. IL-2 is a natural part of the body’s immune response to microbial infection. IL-2 promotes the proliferation and maturation of, among others, T-cells and natural killer cells, both of which are capable

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of destroying cancer cells directly. IL-2 plays a role in the development of white blood cells or lymphocytes, and anti-inflammatory reactions which are part of the regulation of the immune response.

We obtained SFDA approval to market Inleusin in the Chinese market in June 1995 and launched the product in March 1996. It was the first interleukin product introduced into the Chinese market. Our Inleusin products come in four strengths: 0.1 MIU/vial, 0.2 MIU/vial, 0.5 MIU/vial and 1 MIU/vial. Revenues from our Inleusin products were RMB1.6 million in 2005, representing a decrease of 41% over 2004 revenues. Revenues from our Inleusin products were RMB0.8 million the nine months ended September 30, 2006, representing a decrease of 40% over the corresponding period in 2005.

In 2002, we completed a multicenter, randomized, placebo-controlled extension study in 209 patients with tuberculosis. The primary endpoint was the reduction of severity of infection as measured by thoracic X-Ray imaging the reduction in the number of tuberculosis bacilli, an infectious organism, in a sputum smear. The data demonstrated that Inleusin effectively reduced the severity of tuberculosis in these patients.

In-licensed products

Tietai Iron Sucrose Supplement ( ).    Tietai Iron Sucrose Supplement is a complex of polynuclear iron (III)-hydroxide, a bioavailable form of iron, in a sucrose solution for intravenous use. It is indicated for the treatment of iron deficiency anemia in patients with end-stage renal disease and generally considered to have a superior safety profile compared to other forms of iron supplements. Tietai Iron Sucrose Supplement was launched in China in 2005, and we believe it will be complementary to our EPIAO franchise.

In May 2006, we entered into an agency agreement with Shenyang Borui Pharmaceutical Co., Ltd, or Borui, to in-license nationwide exclusive rights in China to market and distribute Tietai Iron Sucrose Supplement from June 1, 2006 to August 31, 2011. Pursuant to this agreement, we purchase Tietai Iron Sucrose Supplement from Borui at a fixed price and are subject to certain minimum purchase requirements, sales and market share targets for every twelve-month period starting from September 2006. As long as we achieve the sales targets during the term of the agreement, we shall have the priority right to renew the agreement upon its expiry and obtain the agency right of any other new product developed by Borui. Our rights under the agreement will be subject to Borui’s ability to renew both its business license, which currently expires in 2008, and its license from Chengdu Tiantaishan, Tietai’s manufacturer, to distribute Tietai.

Baolijin ( ).    Baolijin is our recombinant human granulocyte colony-stimulating factor, or G-CSF product. G-CSF is a protein that stimulates production of white blood cells. For cancer patients undergoing chemotherapy, the ability to produce red blood cells, white blood cells and platelets is severely compromised. Baolijin is indicated for the treatment of neutropenia, a condition associated with chemotherapy and characterized by low levels of neutrophils, a type of white blood cell important for fighting infections. The addition of Baolijin to our product portfolio enhances our capability to meet the unmet medical needs in supportive cancer care. According to IMS Health, the annual sales for G-CSF products in China were estimated at RMB900 million in 2005. According to ASInsights Strategic Consulting Report, or ASInsights, the worldwide market for colony stimulating factors was estimated at US$3.6 billion as of December 31, 2005. ASInsights estimates that as of December 2004, the world market for colony stimulating factors (CSFs) was US$3.6 billion with the U.S. representing 67%, Europe representing 15%, Japan representing 11% and the rest of the world representing 7%.

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In August 2006, we entered into an exclusive promotion and distribution agreement with Chengdu Institute of Biological Products, or the CIBP, to in-license nationwide exclusive rights to market and distribute Baolijin in China from August 1, 2006 to December 31, 2011. Pursuant to this agreement, we purchase Baolijin from CIBP at certain established prices and are subject to a minimum volume requirement of 150,000 units from August 1, 2006 to December 31, 2007. For each calendar year thereafter during the term of the agreement, minimum volume requirement increases by 30% incrementally. If we achieve the minimum purchase requirements during the term of the agreement, we shall have the priority right to renew the agreement upon its expiry and obtain the agency right of any other new product developed by CIBP.

Our product candidates

NuPIAO

In 2008, we expect to complete pre-clinical testing for NuPIAO, a second-generation EPIAO that is designed to have a longer half life and is expected to be comparable in structure to Amgen’s Aranesp. Aranesp (darbepoietin alpha) is a novel erythropoiesis-stimulating protein with a longer circulating half-life than EPO and is currently the only second-generation EPO product approved by the U.S. Food and Drug Administration. By using molecular biology and recombinant DNA techniques, we synthesized a series of novel erythropoiesis-stimulating proteins and identified NuPIAO through an activity screening assay. Preliminary testing of NuPIAO has demonstrated an enhanced half-life comparable to the half-life of darbepoietin alpha.

The effect of extended half-life and increased biologic activity as compared with EPIAO would allow for less frequent administration, which is more convenient for both patient and caregiver. We plan to file a patent application in China for second-generation EPIAO.

High-Dose EPIAO

In 2007, we plan to complete a clinical trial for our 36,000 IU/vial formulation of EPIAO. This product is designed for rapid restoration of hemoglobin to normal levels among cancer patients. If our clinical trial results are positive, we plan to file an application for SFDA approval of this product in 2007. There currently is no dosage form of this kind on the market. In 2006 we initiated a randomized placebo- controlled clinical trial in 200 cancer patients undergoing chemotherapy. In this trial, 100 patients are administered with a 36,000 IU/vial EPIAO once a week for eight weeks. The control group are administered the 10,000 IU/vial EPIAO once every other day. The primary endpoint is the restoration of hemoglobin levels.

TPIAO for the treatment of ITP

Idiopathic thrombocytopenic purpura, or ITP, is characterized by thrombocytopenia that results in bruising and bleeding that can be severe. In certain ITP patients, the immune system malfunctions, perceiving the body’s platelets as foreign and destroying them, potentially resulting in dangerously low platelet counts. Platelets are disc-shaped cells in blood that assist in the clotting process to stop bleeding. TPIAO is being investigated as a new approach to treat ITP by stimulating the TPO receptor, directly increasing platelet production to outpace platelet destruction by the immune system.

We have designed a Phase III clinical trial to study TPIAO for the treatment of ITP. The Phase III trial will be a multicenter, randomized, placebo-controlled study in 120 ITP patients. All patients will be administered Danazol, a synthetic steroid hormone drug routinely used to treat ITP. The treatment group will be administered an additional 1.0 µg/kg TPIAO once daily for 14 days. The primary endpoint of this

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trial is the measurement of platelet counts during the 14 day treatment. We expect to release Phase III clinical trial data in 2008.

NuLeusin (IL-2)

NuLeusin, our second-generation IL-2, is a genetically modified form of IL-2 possessing the same properties as naturally occurring IL-2. It is capable of activating the immune system to recognize and eliminate certain kinds of cancer cells. The genetic modification enabled us to produce a high dosage form of IL-2 that has increased stability, which we believe has superior efficacy and tolerable therapeutic reactions profile. We believe NuLeusin is comparable to Chiron’s Proleukin, which received U.S. FDA approval for treatment of metastatic renal cell carcinoma in 1992, and for treatment of metastatic melanoma in 1998.

In 2005, we completed an open-label, nonrandomized Phase II trial of Nuleusin in 22 patients with metastatic renal cell carcinoma. Patients were treated subcutaneously with Nuleusin every 12 hours for the first five days and then daily for five weeks. The primary endpoints were whether the patients respond to the treatment in terms of the reduction in size of their tumors after receiving treatment. The data demonstrated that Nuleusin effectively reduced the size of the tumors in these patients. There were no serious adverse events reported in this study.

We are currently conducting a multicenter, open-label Phase III clinical study for NuLeusin for the treatment of metastatic melanoma and metastatic renal cell carcinoma.

SSS08 (HPV Vaccine)

HPV is a common virus that is often passed on through genital contact, typically during sexual contact. At least 50% of sexually active people will get HPV at some time in their lives. About 40 types of HPV can infect the genital areas of men and women. While most strains of HPV cause no symptoms and resolve without treatment, some strains of HPV can cause cervical cancer in women.

Worldwide, cervical cancer is the second most common cancer in women; and according to the U.S. Food and Drug Administration, it is estimated to cause, on average, over 470,000 new cases and 233,000 deaths each year. In the majority of developing countries, cervical cancer remains the number one cause of cancer-related deaths among women, with women in developing countries accounting for approximately 85% of both the yearly cases and deaths from cervical cancer worldwide.

In 1995, scientists from Merck & Co., Inc. and MedImmune Inc., separately, demonstrated that expression of the papilloma virus major capsid gene L1 alone, or together with the minor capsid protein L2, is sufficient for the generation of virus-like particles, or VLPs. VLPs mimic in some aspects the infection with virions and induce virus-neutralizing antibodies, making them an attractive candidate for developing a prophylactic vaccine against HPV infections. In June 2006, Merck received approval from the U.S. FDA for its vaccine targeting four strains of HPV that cause approximately 70% of cervical cancers and approximately 90 percent of genital warts. Our HPV vaccine candidate also targets VLPs of HPV-16 and HPV-18 and we expect to start the preclinical study in 2007.

SSS07 (Rheumatoid arthritis and other autoimmune diseases)

SSS07 is our anti-TNF monoclonal antibody product candidate that we plan to develop in collaboration with Epitomics, Inc., a US-based biotechnology company. Tumor necrosis factor a (TNF) is one of the key chemical messengers that help regulate the inflammatory process and plays an important role in the underlying mechanisms of conditions such as rheumatoid arthritis, psoriasis, and many other

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inflammatory disorders. When the body produces too much TNF, it overwhelms the immune system’s ability to control inflammation of the joints or of psoriasis-affected skin areas. The TNF inhibitors are molecules that disrupt the TNF function by blocking the binding of TNF to the TNF receptors. Blockage of these receptors can result in a significant reduction in inflammatory activity and reduce symptoms, inhibit the progression of structural damage, and improve physical function in patients with moderate to severe rheumatoid arthritis. SSS07 is a genetically engineered anti-TNF humanized monoclonal antibody designed to bind and deactivate certain TNF molecules. By binding to the native TNF molecule. SSS07 is designed to prevent activating of the inflammation signalling cascade. Several TNF inhibitors have been approved by US FDA, including Enbrel (entanercept), Remicade (infliximab) and Humira (adalimumab). According to Evaluate Pharma, the total worldwide sales for this product category in 2005 were approximately US$8.2 billion, significant majority of which came from US and European markets.

We plan to develop our anti-TNF monoclonal antibody product candidate in collaboration with Epitomics, Inc., an US-based biotechnology company that is recognized for its proprietary high-affinity rabbit monoclonal antibody technology. The antibody we selected demonstrated that it is able to neutralize TNF activity in specific assays more effectively than Remicade and Humira, two approved anti-TNF antibodies.

In March 2006, we entered into a collaboration agreement with Epitomics Inc. under which we were granted an exclusive, royalty bearing, non-transferable and perpetual license in the field of therapeutic usage in order to develop and conduct clinical trials to obtain SFDA approval for the rabbit anti-TNF alpha monoclonal antibody compounds. Under the agreement, we were also granted the right to manufacture, sell, market and distribute (including distributions by engaging third parties) in China anti-TNF alpha monoclonal antibody therapeutics covered under the intellectual property rights owned by Epitomics. We were required to pay an upfront lump sum fee and a royalty payment equivalent to a certain percentage of the net sales of therapeutic products should they reach market. Under the agreement, we granted Epitomics the right to use all intellectual property generated during the development of the therapeutic product. However, if Epitomics uses this intellectual property for the development of the same therapeutic product outside of China, Epitomics shall pay us a royalty equivalent to a certain percentage of the financial benefit from licenses and product sales. If any new developments or agents are created as a result of the collaboration agreement, we will grant to Epitomics a “right of first refusal” with regard to the commercialization of such agents. The details of a development program to commercialize the therapeutic products and the mechanism for calculating the royalties will be determined between Epitomics and us at a later date.

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CHINESE PHARMACEUTICAL MARKET OVERVIEW

World expenditure on health care

According to information from the WHO and national statistics the total expenditure on health care by the WHO’s 192 member nations amounted to approximately US$3,536 billion in 2004. In that year, expenditures by the largest (the US) and the top ten nations amounted to approximately US$1,689 billion and US$2,887 billion respectively, accounting for approximately 48% and 82% of total members’ expenditures respectively. China ranked seventh among the listed nations in terms of expenditures on health care in 2004:

(US$ in millions)

Per capita total expenditures on health care

The following table illustrates the per capita total expenditures on health care of the top four spending countries and Europe in 2004:

	Per capita total expenditure on health		CAGR of per capita total expenditure on health from
Countries	2000	2004	2000 to 2004
	US$	US$	%
US	4,538	5,941	7.0%
Japan	2,827	2,369	(4.3)%
Europe[1]	1,755	2,142	5.1%
China	48	73	11.1%
Canada	2,064	2,411	4.0%

1.	Average of UK, Germany, Italy, France and Spain.

Source: Euromonitor

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Notwithstanding its high total expenditure among WHO member nations, China’s per capita expenditure on health care remained low but is growing quickly. According to the data from the WHO, Euromonitor, and China 2005 Statistical Book, the PRC ranked the lowest in terms of per capita expenditure on health care among the top ten spending countries listed above and 107th among all listed nations in 2004. However, in terms of growth rate in per capita expenditure on health care between 2000 and 2004, China ranked the highest among the top ten spending nations listed. Per capita total expenditure on health care in the PRC grew from approximately US$48 in 2000 to approximately US$73 in 2004, representing a CAGR of approximately 11.1%, outpacing the CAGR for per capita GDP in China between 2000 and 2004 of approximately 10.5%. As a percentage of GDP, China’s expenditure on health care was also the lowest among the top ten spending countries, amounting to approximately 5.6% in 2003, compared to the second lowest of 7.7% for Spain and the highest of 15.2% for the U.S. in 2003.

Pharmaceutical Market in China

Expenditure on medicine

The pharmaceutical market in China has grown rapidly in recent years. According to Access Asia from trade sources and National Statistics, expenditure on medicine, including western pharmaceuticals and traditional Chinese medicine, or TCM, is expected to reach approximately RMB300 billion, equivalent to approximately US$36.4 billion, by the end of 2005, representing a growth rate of 142.7% since 1998. Expenditure on western pharmaceuticals remains higher than those from TCM due to the higher prices western pharmaceuticals tend to command. For the year ended December 31, 2005, expenditure on western pharmaceuticals are expected to reach RMB179.5 billion, representing 59.6% of total expenditure on medicine. During the same period, expenditure on TCM is expected to reach RMB121.8 billion, representing 40.4% of total expenditure on medicine.

The following table sets forth the total expenditure on medicine with a breakdown in western pharmaceuticals and TCM in China from 1998 to 2005:

	2000	2001	2002	2003	2004	2005E
	(RMB in billions)
Western pharmaceuticals	91.5	105.5	127.1	152.5	166.2	179.5
TCM	65.5	76.5	86.8	102.2	112.4	121.8

Total	157.0	182.0	213.9	254.7	278.6	301.3

Source:  Access Asia

Total expenditure on medicine consists of expenditure on prescription drugs and expenditure on OTC drugs.

Expenditure on prescription drugs

Expenditure on prescription drugs by medical institutions such as hospitals and health clinics remains the dominant source of revenues from sales of medicine. For the year ended December 31, 2005, expenditure on prescription drugs is expected to amount to RMB251.4 billion, representing 83.5% of total expenditure on medicine and a growth rate of 131.3% since 1998.

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The following table sets forth expenditure on prescription drugs with a breakdown in western pharmaceuticals and TCM in China from 1998 to 2005:

	2000	2001	2002	2003	2004	2005E
Western pharmaceuticals	79,062	90,410	108,330	129,079	139,728	149,791
TCM	56,602	65,629	74,020	86,519	94,457	101,686

Total	135,664	156,039	182,350	215,598	234,185	251,477

Source:  Access Asia

China’s total GDP increased from approximately RMB8,947 billion in 2000 to approximately RMB13,688 billion in 2004. Growth in sales of TCM and western medicines in the PRC outpaced growth in GDP between 2000 and 2004, with aggregate sales increasing at a CAGR of approximately 15.4%, which is higher than the CAGR of approximately 11.2% for GDP over the same period. Sales of western pharmaceuticals and TCM increased from approximately RMB157.0 billion (equivalent to approximately 1.8% of GDP) in 2000 to approximately RMB278.6 billion (equivalent to approximately 2.0% of GDP) in 2004.

Over the same period, sales of western pharmaceuticals and TCM grew from approximately RMB91.5 billion to RMB166.2 billion, and from approximately RMB65.5 billion to RMB112.4 billion respectively, representing a CAGR of approximately 16.1% for western pharmaceuticals and 14.5% for TCM.

Expenditure structure

Government and private expenditure on health care

Expenditure on health care generally comes from two main sources; government expenditure, including in the form of government health care services and hospitals, and private health care expenditure, including on medicines in pharmacies and other retail outlets. The following table shows the respective proportions of total expenditure on health care contributed by government and private expenditure in the top ten member nations of the WHO in terms of expenditure on health care in 2003:

Countries	Government expenditure on health as % of total expenditure	Private expenditure on health as % of total expenditure
	%	%
	(Note 1)	(Note 2)
US	44.6	55.4
Japan	81.0	19.0
Europe[3]	77.3	22.7
China	36.2	63.8
Canada	69.9	30.1

Source:  WHO

(1)	Government expenditure on health care is the sum of outlays on health care paid for by taxes, social security contributions and external resources (without double-counting the government transfers to social security and extra-budgetary funds).
(2)	Private expenditure on health care comprises the outlays of insurers and third-party payers other than social security, mandated employer health care services and other enterprise provided health care services, non-profit institutions and non-governmental organizations financed health care care, private investments in medical care facilities and household out-of-pocket spending.
(3)	Europe includes Germany, France, UK, Italy, and Spain

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As illustrated in the above table, health care expenditure in China is more dependent on private expenditure than the other top ten spending countries listed, with government expenditure on health care making up only 36.2% of total health care expenditure in China in 2003. According to WHO, the proportion of spending on health care contributed by government in China has declined from 40.9% in 1999 to 38.3% in 2000, which further declined to 35.6% in 2001 but has been increasing slightly to 35.8% in 2002 and 36.2% in 2003. We believe that the high reliance on private expenditure implies that the development of the pharmaceutical industry in China primarily depends on consumption capability and consumer preference.

Growth of the Chinese pharmaceutical industry

The pharmaceutical industry in the PRC has experienced significant growth in the past few years. The rapid growth of the Chinese pharmaceutical industry is driven by the following factors:

➢	Improving standard of living in the PRC. According to the China Statistical Yearbook 2005, from 1998 to 2004, average per capita annual disposable income of China’s urban residents increased from approximately RMB5,425 to RMB9,421, representing a CAGR of approximately 9.6%. For rural households, average per capita annual net income increased at a CAGR of approximately 5.2% from approximately RMB2,162 in 1998 to RMB2,936 in 2004. Households in both urban and rural areas of the PRC have been spending an increasing proportion of their household expenditure on medicines and medical services. According to the China Statistical Yearbook 2005, from 1995 to 2004, average spending on medicines and medical services increased from approximately 3.1% to 7.4% of household expenditures, for urban households and from approximately 3.2% to 6.0% of household expenditures for rural households. This illustrates growing health care awareness in China.

➢	Population growth and aging of population in PRC. China has the world’s largest population, which was officially estimated at 1.3 billion in 2004. In addition, China also has an increasingly large aging population. According to the China Statistical Yearbook 2005, the proportion of population aged 65 or above in the PRC has been on the rise, with members of the population aged 65 or above making up approximately 4.91%, 5.57% and 6.96% of the total population in 1982, 1990 and 2000 respectively. Assuming that the prevailing birth control policies in the PRC will continue, the senior population, as a proportion of total population, is expected to grow. In addition, the life expectancy of the PRC residents has been on the rise. According to the China Statistical Yearbook 2005, the national life expectancy had risen from approximately 68.6 years in 1990 to approximately 71.4 years in 2000. The aging population in the PRC will increase the demand for medicines for treatment of illnesses commonly found among the elderly.

➢	Increasing participation in the State Basic Medical Insurance System. Participants of the State Basic Medical Insurance System are entitled to reimbursement from the social medical fund of a proportion of the cost of medicines included in the Insurance Catalogue in accordance with the relevant regulations of the PRC. According to the China Statistical Yearbook 2005, between 2000 and 2004, the urban population in China grew from approximately 36.2% to 41.8% of the total population, increasing the number of persons eligible to participate in the State Basic Medical Insurance System. The number of people joining the State Basic Medical Insurance System in the PRC has been increasing, with approximately 37.9 million people joining the system in 2000 and 124.0 million people joining in 2004, according to the China Statistical Yearbook 2005. We believe that the historic increases in the number of participants in the State Basic Medical Insurance System have contributed to the continued increase in the consumption of medicines in the PRC. This trend is anticipated to continue as the Eleventh Five Year Plan of the PRC projects that the urban population of the PRC will increase from 43% to 47% between 2005 and 2010.

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➢	Increasing government spending on public health care. In recent years, the PRC government has been allocating more resources on public health care, including the consumption of pharmaceutical products for public health care. According to the China Statistical Yearbook 2005, the PRC government budgetary expenditure for public health care had increased from approximately RMB52 billion in 1997 to approximately RMB85 billion in 2004, representing a CAGR of 7.3%.

Industry participants

Healthcare institutions in the PRC include hospitals, clinics, community healthcare centers, emergency care centers, disease prevention centers, blood centers, women and children healthcare centers, research institutions and other healthcare institutions. According to the China Medical Statistical Yearbook 2005, there are a total of approximately 297,540 healthcare institutions in the PRC as of December 31, 2004, representing an increase of approximately 6,000 from the number in 2003. There are approximately 288,844 registered healthcare institutions in the PRC, among which 134,801 are non-profit healthcare institutions and 152,475 are for-profit healthcare institutions.

According to Espicom Business Intelligence, sales to hospitals account for 80% to 85% of the total pharmaceutical sales in China. This number is expected to grow considerably over the coming years. In addition to hospitals, pharmaceutical manufacturers, either state-owned or foreign invested are the other major participants in the Chinese pharmaceutical industry. According to the China Statistical Yearbook 2005, there were 4,397 state-owned and state-controlled enterprises engaged in the manufacture of medicines and 743 foreign-invested enterprises in China as of December 31, 2004.

Competition and barriers to entry

Competition in the pharmaceutical industry is ameliorated by barriers to entry. A company wishing to enter the industry must comply with the standards and regulations set forth by the government. In the PRC, the SFDA is the authority that monitors and supervises the administration of the pharmaceutical industry, including pharmaceutical products, medical appliances, and equipment. Pharmaceutical manufacturing enterprises need to obtain a Pharmaceutical Manufacturing Permit issued by the relevant pharmaceutical administrative authorities at the provincial level where the enterprise is located. All pharmaceutical products manufactured in the PRC, with the exception of Chinese herbal medicines in soluble form, must bear a registered number approved by the appropriate governmental authorities in the PRC. Furthermore, the PRC government requires compliance with the Good Manufacturing Practice Guidelines, as amended in 1998, or the GMP Guidelines, for the manufacture of pharmaceuticals in China. As the regulatory approval process becomes more stringent, it also increases the barriers to entering the market. For more information, please see “Regulations—Regulations for Pharmaceutical Industry in China.”

China’s entry into the WTO and the impact on pharmaceutical and biotechnology industry

As a result of China’s accession to the WTO, the PRC government has agreed to gradually open up various service types of the pharmaceutical industry in China to foreign investors by carrying out the following measures:

➢	to protect intellectual rights of pharmaceutical products;

➢	to lower the tariff of imported pharmaceutical products;

➢	to rescind the administrative restriction on importing large-scale medical equipments on January 1, 2003;

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➢	opening the distribution business of pharmaceutical products to foreign investment beginning on December 11, 2004 and allowing foreign enterprises to carry out pharmaceuticals-related merchandising, storage, transportation, distribution, wholesale, retail and after-sale services in the PRC; and

➢	allowing foreign investment in medical treatment services and to allow foreign enterprises to establish joint venture or cooperative hospitals.

China’s WTO commitments pose the following new challenges to Chinese pharmaceutical companies such as ourselves:

➢	Increasing competition from imported biopharmaceutical products. Prior to China’s entry into the WTO, the import duty applicable to medicine dosage was 20.0%. The import duty is expected to be gradually lowered to 6.5%, which will adversely affect the competitiveness of domestic biopharmaceutical manufacturers.

➢	Increasing competition from foreign-invested enterprises. Many foreign pharmaceutical companies have directly or indirectly entered into the Chinese market. Not only have they obtained approval for registration of their products in the PRC, they have also established production lines in the PRC. Some enterprises have carried out the clinical testing of their newly developed medicines in the PRC.

➢	Challenge from the development of new medicines by foreign companies. The pharmaceutical industry, especially the biopharmaceutical industry, requires heavy capital investments. The level of capital investments in the research and development of biopharmaceutical products in China is low compared to the levels in developed countries, thereby slowing down the development process of new medicines. If a foreign competitor successfully registers a patent covering a new pharmaceutical product we are developing, all investment in the early stages of research and development will be lost.

➢	Marketing edge of overseas companies. It is extremely time- and money-consuming to explore the market of a new biopharmaceutical. Compared to us, certain biopharmaceutical companies in Europe and the U.S. with a stronger financial position may be in a better position to invest substantially in marketing and product promotion. Unlike us, these companies may still survive the early stages of product development without making a profit for a long time.

➢	Disputes on intellectual property rights. Due to the lack of capital for the research and development of new medicines, most of the domestic pharmaceuticals are imitations of foreign products. Since 2001, many more companies in Europe and the U.S. have applied for patents in the PRC than in previous years, thereby increasing the likelihood of litigation for Chinese domestic pharmaceutical companies.

The development of biopharmaceutical industry worldwide and in China

The discovery of recombinant DNA and monoclonal antibody technologies in the 1970s marked the birth of the biopharmaceutical industry. Biopharmaceuticals are pharmaceuticals inherently biological in nature and manufactured with biotechnology involving the use of live organisms. They are complex macromolecules derived from recombinant DNA technology, cell fusion, or processes involving genetic manipulation. They include recombinant proteins, genetically engineered vaccines, therapeutic monoclonal antibodies and nucleic acid based therapeutics. Unlike orally delivered small molecule drugs that underpin the traditional pharmaceutical industry, biopharmaceuticals are usually administered by subcutaneous, intravenous or intramuscular injection.

The application of biotechnology in pharmaceutical science has brought a series of breakthroughs in the development of new drugs. The development and application of biotechnology have contributed and will

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continue to contribute to the discovery and development of new pharmaceutical products. The advantages of applying biotechnology in the research and development of pharmaceutical products are as follows:

➢	biotechnology can create substances that cannot be found in nature and can avoid the use of blood-born products; and

➢	biotechnology may be able to increase the quantity of some biological products at substantially lower production costs.

In 1982, human insulin, the world’s first genetic engineering pharmaceutical product, was released to the market. Ever since then there have been over 254 biotechnology drugs that have been approved for 385 indications by December 2005 based on the data from Biotechnology Industry Organization (http://www.bio.org/speeches/pubs/er/approveddrugs.asp).

The table below sets forth the actual and estimated global combined market sizes for sales of key first-generation biologic product types (assuming no biogenerics) for 2004 through 2010:

	2004 ($m)	2006 ($m)	2008 ($m)	2010 ($m)	CAGR 2004-10 (%)
Epoetin	8,413	8,289	7,758	7,133	(2.7)
Insulin	3,774	3,190	2,456	2,101	(9.3)
Interferon beta	3,527	4,608	4,996	4,894	5.6
Growth hormone	2,255	2,532	2,738	2,850	4.0
CSFs	1,822	1,537	1,450	1,441	(3.8)
Interferon alpha	417	304	231	212	(10.7)

Total	20,208	20,459	19,710	18,791	(1.3)

All other biologics(1)	35,881	53,143	70,870	86,425	15.8

Total Market Size	56,089	73,602	90,580	105,216	11.1

(1)	Include sales of second generation EPO.

Source:  Datamonitor

As shown in the table above, even though the global market size of the major biopharmaceuticals, including epoetin, insulin, interferon beta, growth hormone, CSFs and interferon alpha, is expected to decline from US$20.2 billion in 2004 to US$18.8 billion in 2010, the overall global market size including all other biologics is expected to grow to US$105.2 billion in 2010, from US$56.1 billion in 2004, representing a CAGR of 11.1%.

The rapid growth of the biopharmaceutical industry is attributable to:

➢	significant developments in biotechnology;

➢	a growing number of biopharmaceuticals that are licensed for marketing, the growth of which is much higher than that of traditional pharmaceutical products;

➢	the relatively little side effect and well-defined clinical effectiveness of biopharmaceutical products; and

➢	the high added value of biopharmaceutical products.

The Chinese bio-technology industry has developed very rapidly in the past 20 years as well. There have been many new biotechnological products commercialized through the development of bioprocess

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engineering. These products include medical products (for example, monoclonal antibody, diagnostic kits, drugs and vaccines), bio-pesticides, bio-fertilizers, recombinant DNA products, nutraceuticals and functional food ingredients. According to Datamonitor: Biotechnology in China, the annual sales of bio-pharmaceutical products in China amounted to US$3.2 billion in 2004.

Recombinant DNA proteins developed and manufactured in China

Recombinant DNA technology has now been applied to the various bioprocesses to enhance productivity and expand the range of biotechnological products. The major impact of recombinant DNA technology is in the pharmaceutical industry, although it has also been applied to the food and agriculture fields. In 1989, the first recombinant DNA protein, recombinant human interferon alpha-1b (rHuIFN a-1b) was developed and marketed in China. According to NDRC’s website, 27 protein-based therapeutics have been developed in China with recombinant DNA technology and the estimated annual sales of biopharmaceutical industry is approximately RMB35 billion, for the year ended December 31, 2005.

MARKETING, SALES AND DISTRIBUTION

We maintain a sales and marketing force in 18 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. Our principal products EPIAO and TPIAO are marketed by our 143 sales and marketing professionals and sold by our network of approximately 80 distributors to healthcare providers including, based on our internal estimates, approximately 800 hospitals, clinics and dialysis centers. Our internal sales and marketing staff details our principal products to physicians and hospital administrators and as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our principal products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed, as well as sold, by distributors.

We select our distributors based on their reputation, market coverage, sales experience and the size of their sales force. We conduct credit assessments of each of our distributors or hospital customers before we enter into a purchase agreement. We do not have an exclusive distribution arrangement with any of our distributors and some of our distributors market competing brands. For every calendar year, we enter into a distribution agreement with each distributor which provides general terms for the distribution arrangement, such as the designated sales area, place and method for delivery, targets for annual sales volume and receivable collection. Under our standard distribution agreement, a distributor cannot sell our products outside the designated geographical area without first obtaining our written consent. The term of a distributor contract is typically for one year, reflecting the prevailing pricing arrangement under the local competitive bidding process. The price under the agreement may be adjusted by a number of factors, such as the outcome of the competitive bidding process, or regulatory changes during the calendar year.

Hospitals in China typically purchase medical products on credit and sometimes do not make payment until more than a year after the purchase. By contrast, the average credit terms that we give to our distributors range from 60 days to 180 days, with the majority averaging around 90 days from the date of our delivery, regardless of whether payments from the hospital to the distributors are received. We believe by selling our products through distributors, we achieve an improved collection rate on our accounts receivable and reduce bad debt expense.

We have a sales department centered in Beijing. We also have a marketing department located in Shanghai, with nine full-time professionals responsible for product development. In our headquarters in

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Shenyang, we have 17 employees responsible for product distribution, shipment and handling, and the management of account receivables.

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions, many of whom we believe are advocates for our products. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products.

RESEARCH AND DEVELOPMENT

As of September 30, 2006, our research and development team consisted of 20 research personnel and medical professionals, which accounted for 6.5% of our employees. Our research and development staff consists of medical and biotechnology professionals, including two PhDs, two MDs and three holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

We conduct our research and development activities in our facilities in Shenyang. To date, our primary sources of new clinical products have been our internal research and development activities and the licensing of compounds from third parties. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. For a detailed description of our product pipeline, see “—Our product pipeline” above.

Our R&D expenses for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006 were RMB3.1 million, RMB3.7 million, RMB3.2 million and RMB3.8 million, respectively.

INTELLECTUAL PROPERTY

We expect that we will, in the future, rely on patents to protect our proprietary technology. While we currently expect to seek patent protection only in China, we may opportunistically seek patents to protect our innovations in other jurisdictions in the future. In China, patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed.

We currently own five issued PRC patents relating to:

➢	the composition of matter of TPIAO, expiring in 2015;

➢	a method of manufacturing TPIAO, expiring in 2020;

➢	a method and application thereof relating to our manufacturing processes, expiring in 2021;

➢	a formulation of Interferon-alpha that does not relate to our marketed products, expiring in 2022; and

➢	a formulation of EPIAO, expiring in 2023.

We do not believe our patents relating to EPIAO provide us with a meaningful competitive advantage. We have also filed two pending PRC patent applications relating to a method for producing recombinant Interferon-alpha and manufacturing of interleukin analogues. We do not own any foreign patents or patent applications. In addition, we own 11 registered trademarks relating to EPIAO, TPIAO, Intefen and Inleusin.

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We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of a patent held by a third party that may relate to our TPIAO product. We believe, as to each claim in this patent, that we either do not infringe the claim of the patent or that the claim is invalid. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent rights could adversely affect our ability to commercialize our products.

We also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in our product areas. We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel. Further, as a matter of company policy, all scientific and technical employees have entered into agreements that generally require disclosure and assignment to us of ideas, developments, discoveries and inventions made by them. However, these agreements may not effectively prevent disclosure of our confidential information or provide meaningful protection for our confidential information if there is unauthorized use or disclosure.

Despite any measures we take to protect our intellectual property, no assurance can be made that unauthorized parties will not attempt to copy aspects of our products, manufacturing processes or our proprietary technology or to otherwise obtain and use information that we regard as proprietary.

The research, development and commercialization of a biopharmaceutical often involve alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend upon subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that to pursue the preferred development route of one or more of our products we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether. PRC patent and trademark laws are discussed in greater detail in “Regulations—Patent and trademark protection.”

The protection of intellectual property rights and proprietary information in China may not be as effective as in the United States or other countries. For example, implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations.

To date we have not been involved in any significant intellectual property disputes, or encountered major difficulties in enforcing our intellectual property rights in China.

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MANUFACTURING

Our Shenyang-based manufacturing operations consist of bulk manufacturing, and formulation, fill, and finish activities which produce EPIAO, TPIAO, Intefen, Inleusin and other product candidates for both clinical and commercial purposes. We also manufacture our product candidates for clinical trials at this facility. All fill, finish and packaging activities in relation to our domestic sales are conducted at our Shenyang facility. A portion of our exported products are packaged in our Shenyang facility and the rest is shipped overseas in bulk format as concentrated solutions of recombinant human erythropoietin, interferon alpha-2a or interleukin-2 and finished and packaged locally. Our Shenyang facility is re-certified in accordance with Chinese current Good Manufacturing Practices, or cGMP, and our cGMP certificate is valid for five years, until 2010. We specialize in manufacturing protein with mammalian expression systems, although we are capable of manufacturing with bacterial expression systems. Our facilities gives us the capability to manufacture products at up to 105-grams scale using bacterial production systems for our legacy products and up to 270-grams scale using mammalian cell expression systems for EPIAO and TPIAO. We generally produce our products based on quarterly forecasts orders and anticipated additional orders that we are reasonably confident will be obtained. Lead times for raw materials and components vary and depend on the specific supplier and the availability and demand for the raw materials. Raw materials and supplies are generally available from various suppliers in quantities adequate to meet our needs. However, we have single-source suppliers for some components and value-added steps, including EPO Elisa Kit by R&D systems Inc, GIBCO cell culture medium by Invitrogen Inc., Pharmacia chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc. We have not experienced any disruptions in the supply of these raw materials in the past. Unlike in the United States, we do not need SFDA approval to change suppliers. In the event that any one of these supply arrangements or agreements is terminated or the ability of any one of these suppliers to perform under our agreements were to be materially adversely affected, we believe that we will be able to locate, qualify and enter into an agreement with a new supplier on a timely basis. We maintain long-term relationships with most of our suppliers and place orders from these suppliers from time to time on an as-needed basis. We expect that our existing manufacturing facilities and outside sources will allow us to meet near-term manufacturing needs for our commercial products and other products that are in clinical trials.

We have long-term relationships with certain of our sole suppliers and periodically place orders to specify the price, specifications, quantity and time of delivery for raw materials on an as-needed basis. For example, Invitrogen Inc. is our single largest raw material supplier of BPT-6N medium. On December 6, 2004, we entered into a one-time purchase agreement with Invitrogen (GIBCO) Shanghai Representative Office to purchase customer-made BPT-6N media with a 30% down payment and 70% payment upon delivery of the total purchase price. On March 8, 2006, we entered into another one-time purchase agreement with Invitrogen Hong Kong Co., Ltd. to purchase customer-made BPT-6 culture medium with a 30% down payment and 70% payment upon delivery of the total purchase price. Under the March 8, 2006 agreement, we agreed not to resell such product to any third party. Shanghai Weike Biochemical Reagent Co. Ltd., or Weike, is our third largest raw material supplier of fetal calf serum, or FCS. On April 12, 2005, we entered into a one-time purchase agreement to purchase FCS with payment to be made within 30 days upon delivery of each bulk of the products.

As part of our overall strategy to increase our manufacturing capacity, we plan to expand our plant in Shenyang and have acquired the land and drafted the plans to execute on this strategy.

QUALITY CONTROL AND ASSURANCE

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a quality control

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system in accordance with SFDA regulations. Our four laboratories fully comply with the Chinese GMP Guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. European Pharmacopoeia 2002 version on quality control has been implemented by us since 2004.

Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

CERTIFICATES AND PERMITS

Our pharmaceutical manufacturing enterprise permit was issued by Liaoning Food and Drug Administration, or Liaoning FDA, on January 1, 2006 and will expire on December 31, 2010. Liaoning Sunshine’s pharmaceutical distribution enterprise permit was issued by Liaoning FDA on January 1, 2005 and will expire on December 31, 2009. Our cGMP certificate in relation to TPIAO was issued by the SFDA on July 29, 2005 and will expire on July 28, 2010. Our cGMP certificate in relation to EPIAO and our legacy products was issued by the SFDA on April 14, 2005 and will expire on April 14, 2010.

COMPETITION

The market for protein therapeutics is competitive and rapidly evolving on a global basis. Increased competition has resulted in industry-wide price reductions or reduced margins. In particular, we face competition from domestic and foreign pharmaceutical companies in each of our potential product areas. Certain of these companies have substantially greater capital resources, research and development staff, facilities and experience at conducting clinical trials and obtaining regulatory approvals, and greater experience and expertise in developing and commercializing products. In China, our EPIAO competes primarily with Kirin’s ESPO, Roche’s Recormon and “Yi Pei” by Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for interleukin-2 in China include Beijing SL Pharmaceutical Co., Ltd. and Beijing Four Rings Biopharmaceutical Co., Ltd. Competitors for Tietai Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd. and competitors for Baolijin in China include Kirin, Hangzhou Jiuyuan Gene Engineering Co., Ltd. and Qilu Pharmaceutical Co., Ltd.

We believe that competition and leadership in our industry are based on managerial and technological superiority, and the ability to identify and exploit commercially viable products. Other factors affecting our competitive position include time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing. We believe we are well positioned to compete in the fast-developing Chinese protein-based market with our strong Shenyang Sunshine brand, diverse product portfolio, proven R&D capabilities, established sales and marketing network and favorable cost structure.

FACILITIES

Our state-of-art manufacturing facilities are located in Shenyang Economy & Technology Development Zone, where we own three buildings with an aggregate of approximately 3,000 square meters of office, research and development and manufacturing spaces, including cleanrooms of approximately 1,600 square meters. Our facilities in Shenyang consist of three separate divisions capable of producing bulk products, including bacterial expressed proteins and manufacturing expressed proteins, and formulating final products. Our manufacturing facilities are equipped with state-of-art and top-line branded equipment, such as bioreactors, centrifuges, chromatography systems and lyophilizers. We own all of our manufacturing facilities in Shenyang. We believe that our existing facilities are adequate to meet our current and foreseeable future requirements. We also plan to build new manufacturing facilities in Shenyang.

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EMPLOYEES

We had 243, 235 and 272 employees as of December 31, 2003, 2004 and 2005, respectively. As of September 30, 2006, we had 308 employees. The following table sets forth the number of our employees categorized by function as of September 30, 2006:

As of September 30, 2006
Manufacturing and services	75
Research and development	20
General and administration	70
Marketing and sales	143

Total	308

From time to time, we also employ independent contractors to support our marketing and sales and clinical support and research. We plan to hire additional employees for marketing and sales, customer service and manufacturing and assembly as we grow our business. None of our employees is represented by a labor union and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, which require us to contribute amounts equal to 11.0%, 14.4%, 17.7% and 16.8%, respectively, of our employees’ aggregate base salaries to these statutory plans for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006.

Also, in accordance with PRC regulations, we contribute amounts equal to 2.2%, 2.9%, 3.8% and 3.6% of our employees’ aggregate base salaries towards a housing fund, a supplemental medical insurance fund and a maternity fund, respectively, for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006.

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EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth our executive officers and directors, their ages as of January 19, 2007 and the positions held by them. The business address for each of our executive officers and directors is c/o Shenyang Sunshine Pharmaceutical Co. Ltd., No. 3 A1, Road 10, Economic & Technology Development Zone, Shenyang 110027, the People’s Republic of China.

Name	Age	Position
Dan Lou	71	Chairman of Board of Directors

Dr. Jing Lou	44	Chief Executive Officer, Director

Liping Xu	52	Vice President, Director

Bin Huang	45	Vice President of Human Resources, Director

Lawrence S. Wizel(1)	63	Independent Director

Guanjin Hu(1)	51	Independent Director

Moujia Qi(1)	73	Independent Director

Clara Mak	45	Chief Financial Officer (principal financial and accounting officer)

Dr. Yingfei Wei	45	Chief Scientific Officer, Vice President of Business Development

Dongmei Su	36	Chief Technology Officer

Yongfu Chen	49	Controller

Ke Li	39	Corporate Secretary

(1)	Member of the audit committee.

Dan Lou is our co-founder and chairman. Mr. Lou established Shenyang Sunshine in 1993 and served as president and chief engineer until 2003. From 1961 to 1993, Mr. Lou served several positions in Shenhou Institute of Military Medicine, including assistant military doctor, military doctor, deputy director and director of Department of Microbiology and Immunology. Currently Mr. Lou also serves as an executive director at China Medicinal Biotech Association. Mr. Lou graduated from the Third Military Medical University in 1955.

Dr. Jing Lou is our co-founder, chief executive officer and director. He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995. Prior to joining us, Dr. Lou founded Lifegen, Inc., a Maryland Corporation and an investee company of Shenyang Sunshine, to optimize the manufacturing processes for EPIAO and TPIAO in the U.S. Dr. Lou completed his post-doctoral study at the U.S. National Institutes of Health in 1995. He received his Ph.D. in Molecular and Cell Biology in 1993 from Fordham University, where he researched interferon signal transduction of gene regulation, and received his medical doctor degree in 1985 from Shanghai 2nd Military Medical University.

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Liping Xu is one of our directors. Ms. Xu has served as the executive director of Shenyang Sunshine from 1993 to 2002. Prior to joining Shenyang Sunshine, she worked at Shenhou Institute of Military Medicine. Ms. Xu is a senior engineer. She graduated from Shenyang Pharmaceutical University with a master’s degree in microbiology and pharmacology in 1996.

Bin Huang is our vice president of human resources and a director. Mr. Huang has served as vice president in charge of human resources and legal matters since joining Shenyang Sunshine in 1993. Before that he acted as office manager for Shenyang Army Medical Research Center from 1976 to 1993. He received his MBA from Qinghua University in 2002 and a bachelor’s degree in engineering from the Northeast University in 1987.

Lawrence S. Wizel has served as a director since September 2006. He was a partner at Deloitte & Touche LLP from 1980 to June 2006. He also served as deputy professional practice director and northeast region China service group leader of Deloitte & Touche LLP from 2002 to 2006. He has extensive experience serving a diverse client base of both publicly-held and private companies and has also assisted numerous Chinese companies with their US filings with the Securities and Exchange Commission. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He also serves as the Chairman of Board of Trustees of Helen Keller Services for the Blind. He received his bachelor’s degree in science from Michigan State University.

Guanjin Hu has served as one of our directors since August 2006. He has also served as the President of Huaxi Securities Co. Ltd. since 2004. Prior to joining us he served as the Chairman and President of Guoxin Securities Co. Ltd. from 1996 to 2004. Currently Mr. Hu is a vice-chairman of the Securities Association of China and a director member of the Investment Bank Committee of the Securities Association of China. Mr. Hu possesses twelve years of experience in the securities industry in China. He received his bachelor’s degree in economics from Hangzhou University in 1982.

Moujia Qi has served as one of our directors since August 2006. He has also served as the Chairman of the China Starch Industry Association for the past five years. He was the deputy director and chief engineer of Huabei Pharmaceutical Factory and has held several management positions in various state-owned companies in the pharmaceutical industry. He has also served as the deputy director and chief director of Administration, before he retired in 1994.

Clara Mak has been our principal financial and accounting officer since June 2006. From April 1998 to December 2004, Ms. Mak was an investment fund manager for Suez Asia Holdings (Hong Kong) Ltd., a leading private equity firm in Asia. Before that, she worked as a financial auditor with Arthur Andersen LLP and Deloitte & Touche LLP in Toronto, Canada and PricewaterhouseCoopers LLP in Hong Kong. Prior to joining the Company, she served as senior financial advisor for a Nasdaq listed company. Ms. Mak is a qualified chartered accountant in Canada and a certified public accountant in the U.S. She received her MBA from the University of Toronto in 1994.

Dr. Yingfei Wei, our chief scientific officer and vice president for Business Development, joined us in August 2006. She has over fifteen years of research and development experience in the biotechnology and pharmaceutical sectors. Before joining us, she was the co-founder, president and chief executive officer of Elixirin Corporation from 2004 to 2005, responsible for overseeing contract research, manufacturing, regulatory approvals and marketing of anti-aging products in the U.S. and China. Before that, she was director of biotechnology research at Bayer HealthCare Global from 1998 to 2004 and group leader at the discovery research department of Human Genome Sciences Inc. from 1993 to 1998. Dr. Wei is

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named inventor for 37 patents and has authored several publications, primarily in the areas of protein and antibody drug discovery and genomics. Dr. Wei was a postdoctoral fellow at Harvard University’s School of Public Health in 1993. She received her Ph.D. in biochemistry from the University of California in 1990 and a bachelor’s degree in biochemistry from Beijing University in 1983.

Dongmei Su is our chief technology officer responsible for research and development and manufacturing process engineering. She is the named co-inventor for four of our patents. Ms. Su joined Shenyang

Sunshine in 1993 where she served as director of research and development and manufacturing since 1997. She received her bachelor’s degree in biochemical engineering from Jilin University in 1992, and her master’s degree in microbiology and pharmacology from Shenyang Pharmaceutical University in 2001.

Yongfu Chen, our controller, has served as the chief accounting officer of Shenyang Sunshine since he joined us in 2003. Before then, he served as the chief financial officer of Shenyang Northern Transportation Engineering Co. Ltd. in 2002 and as the auditing manager of Shenyang Beitai Group Co. Ltd. from 1999 to 2001. Mr. Chen has over twenty years of accounting experience. He received his bachelor’s degree in industrial accounting from Liaoning University in 1983.

Ke Li, our corporate secretary, is responsible for all corporate and government regulatory matters. Mr. Li has served as the corporate secretary of Shenyang Sunshine since 1996. He joined us in 1993 and held various administrative positions at Shenyang Sunshine before he was appointed corporate secretary. Mr. Li received his MBA from Liaoning University in 2001 and his bachelor’s degree in engineering from Jilin University in 1988.

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with all of our executive officers and employees. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee a compensation equal to one month of his or her salary for each year of his or her service for our company. An executive officer may terminate the employment at any time upon one month, written notice.

Each executive officer has agreed to hold, both during and subsequent to the term of the employment agreement, our confidential information in strict confidence and not to disclose such information to anyone except our other employees who have a need to know such information in connection with our business. The executive officers have also agreed to assign to us all rights, titles and interests to or in any inventions that they may conceive or develop during the period of employment, including any copyrights, patents, mark work rights, trade secrets or other intellectual property rights pertaining to such inventions. Specifically, each executive officer has agreed not to, while employed by us and for a period of three years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purposes of doing business with such persons or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director or otherwise for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; or

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(iii) seek directly or indirectly, to solicit the services of any of our employees employed by us at or after the date of the executive officer’s termination, or in the year preceding such termination.

BOARD OF DIRECTORS

Our board of directors currently consists of seven members, including Mr. Lawrence S. Wizel, Mr. Huanjin Hu, and Mr. Moujia Qi, all of whom are independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Marketplace Rules, as amended from time to time. Mr. Dan Lou, our chairman, is the father of Dr. Jing Lou, our chief executive officer.

Our audit committee of the board of directors, consisting of Mr. Lawrence S. Wizel, Mr. Huanjin Hu and Mr. Moujia Qi, was established on October 7, 2006. Since there are no specific requirements under Cayman Islands law on the composition of our audit committee, our practice was established by our board of directors by reference to similarly situated issuers. Our practice is in line with Rule 4350(d) of the Nasdaq Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. All members of our audit committee satisfy the “independence” requirements of each of the Nasdaq Marketplace Rules and 10A(m)(3)(B)(i) of the Exchange Act. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors. Mr. Wizel is the Chairman of the audit committee.

We do not have a compensation committee or nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation. This home country practice of ours differs from Rule 4350(c) of the Nasdaq Marketplace Rules regarding independent directors’ involvement in these areas, because there are no specific requirements under Cayman Islands law on the establishment of compensation committees or nominations committees, and neither are there any requirements on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.

DUTIES OF DIRECTORS

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time.

The functions and powers of our board of directors include, among others:

➢	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

➢	declaring dividends and distributions;

➢	appointing officers and determining the term of office of officers;

➢	exercising the borrowing powers of our company and mortgaging the property of our company; and

➢	approving the transfer of shares of our company, including the registering of such shares in our share register.

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TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our articles of association provide for a staggered board of directors. At each annual general meeting of our shareholders, one third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) are required to stand for reelection. The Chairman shall not be required to stand for reelection at any annual meeting, and will serve for an indefinite term. In addition, the Chairman will not be taken into account in determining the number of directors who must stand for reelection in each year.

The particular directors that must stand for reelection at each annual general meeting is determined according to a rotation. Should a director choose not to offer himself or herself for reelection at an annual meeting, the number of directors who must stand for reelection at that meeting is reduced accordingly. Directors who have been longest in office since their last re-election or appointment shall stand for reelection at the annual meeting, provided that, in the case of directors who were last elected on the same day, which director must stand for reelection shall (unless they otherwise agree among themselves) be determined by lot.

Any director appointed to fill a vacancy shall serve only until the next annual meeting, and shall not be taken into account in determining which particular directors or the number of directors who are stand for reelection at such annual meeting.

Our executive officers are appointed by and serve at the discretion of our board of directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors.

In 2005, the aggregate cash compensation we paid to our executive officers, including all the directors, was approximately US$220,399. If we terminate an employment agreement with an executive officer without cause, we are required to pay compensation equal to one month of his or her salary for each year of his or her service to our company.

STOCK OPTION PLAN

We adopted our 2006 stock incentive plan on September 5, 2006, which provides for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units, each of which we referred to as “awards.” The 2006 stock incentive plan is administered by the board of directors. The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

We are authorized under the 2006 stock incentive plan to issue direct awards, to sell shares or grant options to purchase shares for up to cumulatively 10% of the issued shares outstanding from time to time. The 2006 stock incentive plan provides for the grant to our employees, directors, and consultants or any other participants that the board of directors shall decide in good faith. The board of directors has

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complete discretion to select the grantees and to establish the terms and conditions of the grants, subject to the provisions of the 2006 stock incentive plan.

Plan Administration.    Our 2006 stock incentive plan is administered by our board of directors or a committee or subcommittee appointed by our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price for the options, vesting schedule, form of payment of exercise price and other applicable terms.

Award Agreement.    Awards to be granted under our 2006 stock incentive plan are evidenced by an award agreement that sets forth the terms and conditions for each award grant, which include, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

Eligibility.    We may grant awards to an officer, director, employee, consultant, advisor or another service provider of our company or any of our parent or subsidiaries, provided that directors of our company or any of our parent or subsidiary who are not also employees of our company or any of our parent or subsidiaries, and consultants or advisors to our company or any of our parent or subsidiaries may not be granted incentive stock options.

Option Term.    The term of each option to be granted under the 2006 stock incentive plan may not exceed five years from the date of grant.

Exercise Price.    In the case of non-qualified stock options, the per share exercise price of shares purchasable under an option shall be determined by the plan administrator in his or her sole discretion at the time of grant. In the case of incentive stock options, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination.    Our board of directors may at any time amend, alter or discontinue the plan, provided that no amendment, alteration or discontinuation shall be made that would impair the rights of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2006 stock incentive plan shall continue in effect for a term of five years from the effective date of the plan.

Management

The following table summarizes, as of the date of this prospectus, options that we granted to several of our directors and executive officers and to other individuals as a group under our 2006 stock incentive plan:

Name	Number of shares to be issued upon exercise of options	Per share exercise price (US$)	Grant date	Date of Expiration
Dr. Jing Lou	185,400	1.60	October 1, 2006	October 1, 2009
Bin Huang	30,000	1.60	October 1, 2006	October 1, 2009
Lawrence S. Wizel	15,000	1.60	October 1, 2006	October 1, 2009
Guanjin Hu	15,000	1.60	October 1, 2006	October 1, 2009
Moujia Qi	15,000	1.60	October 1, 2006	October 1, 2009
Clara Mak	*	1.60	October 1, 2006	October 1, 2009
Dr. Yingfei Wei	*	1.60	October 1, 2006	October 1, 2009
Yongfu Chen	*	1.60	October 1, 2006	October 1, 2009
Dongmei Su	50,000	1.60	October 1, 2006	October 1, 2009
Ke Li	30,000	1.60	October 1, 2006	October 1, 2009
Other individuals as a group	531,000	1.60	October 1, 2006	October 1, 2009

Related party transactions

Corporate guarantees

In 2006, we entered into an arrangement by which we and one of our shareholders, China Transport, cross guaranteed certain of each other’s loans. As of September 30, 2006, China Transport had outstanding loans in the aggregate principal amount of RMB10 million (US$1.3 million) guaranteed by us.

These arrangements were a result of the long established cross guaranteed banking relationship with China Transport in which China Transport also provided guarantees for our bank loans. In anticipation of this offering, we managed to reduce a significant portion of the cross guaranteed loan for China Transport by RMB27 million compared to the amount as of December 31, 2005. The ultimate beneficiary of China Transport is committed to using the proceeds from selling his 0.94% pre-IPO equity interest at the initial public offering for repaying loans in the aggregate principal amount of RMB10 million to the bank, which will become due in February 2007.

We believe that it is probable that China Transport will be able to make all scheduled payments in relation to these loans and that the estimated fair value of our stand-by commitment is not material. Therefore, no liability representing the estimated fair value of these financial guarantees has been recorded in our consolidated balance sheet.

In addition, we owed LifeGen, Inc., an investee company founded by our CEO, Dr. Jing Lou, research and development expenses in the amount of RMB1.8 million (US$0.2 million) as of December 31, 2005. The balance was settled during the nine months ended September 30, 2006. We no longer have any outstanding payment obligations toward LifeGen, Inc.

Disposal of interest in Beijing Sunshine and Liaoning Sunshine

In October 2006, in connection with our corporate reorganization, we transferred our 45% equity interest in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, for a cash consideration of RMB454,500, representing 45% of the initial registered capital of Beijing Sunshine.

In November 2006, in connection with our corporate reorganization, we transferred our 90% equity interest in Liaoning Sunshine to Mr. Dan Lou, our chairman, for a payment of RMB13,500,000 from Mr. Lou, representing 90% of the initial registered capital of Liaoning Sunshine. In December 2006, we paid RMB13,500,000 to Mr. Lou as prepayment of the purchase price to buy back Mr. Lou’s equity interest in Liaoning Sunshine. For more details on these contractual arrangements, see “Our corporate structure—Contractual arrangements with Liaoning Sunshine and Beijing Sunshine.”

Stock-based compensation

On October 15, 2006, Achieve Well granted an aggregate number of 312,504 ordinary shares to a director and a senior executive as compensation for their on-going services rendered to us. For more details, see “—Critical accounting policies and estimates—Stock-based compensation expenses” and footnote 16 to our consolidated financial statements included elsewhere in this prospectus.

On October 1, 2006, we granted options to purchase our ordinary shares to our executive officers and directors, is described in “Management—Stock Option Plan.”

Miscellaneous

In 2005, we paid RMB800,000 (US$101,000) for the purchase of motor vehicles from Shenyang Keweier, a shareholder.

Principal and selling shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date hereof and as adjusted to reflect the sale of ADSs offered by us in this offering, by:

➢	each of our executive officers and directors;

➢	each person known by us to beneficially own 5% or more of our ordinary shares; and

➢	each other selling shareholder who will participate in this offering.

	Shares beneficially owned prior to offering(1)(2)			Shares being sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after this offering (assuming no exercise of the over-allotment option)		Shares being sold in this offering (assuming full exercise of the over- allotment option)(1)(2)		Shares beneficially owned after this offering (assuming full exercise of the over-allotment option)
Name	Number		%	Number	%	Number	%	Number	%	Number	%
Directors and executive officers:
Dan Lou(3)	13,070,053		13.07	—	—	13,070,053	8.70	1,322,627	0.86	11,747,426	7.68
Dr. Jing Lou(4)	4,856,252		4.86	—	—	4,856,252	3.23	—	—	4,856,252	3.17
Liping Xu(5)	9,588,301		9.59	—	—	9,588,301	6.38	3,674,452	2.40	5,913,849	3.86
Clara Mak	*		*	—	—	*	*	—	—	*	*
Dr. Yingfei Wei	*		*	—	—	*	*	—	—	*	*
Yongfu Chen	*		*	—	—	*	*	—	—	*	*
Lawrence S. Wizel	*		*	—	—	*	*	—	—	*	*
Guanjin Hu	*		*	—	—	*	*	—	—	*	*
Moujia Qi	*		*	—	—	*	*	—	—	*	*
Bin Huang(6)	1,770,860		1.77	—	—	1,770,860	1.18	177,086	0.12	1,593,774	1.04
Dongmei Su(7)	1,053,742		1.05	—	—	1,053,742	0.70	105,371	0.07	948,371	0.62
Ke Li(8)		*	*	—	—	*	*	*	*	*	*
Principal and Selling Shareholders:
Achieve Well International Limited(9)	29,035,123		29.03	1,145,291	0.76	27,889,832	18.55	1,769,362	1.16	26,120,470	17.07
Happyview Finance Limited(10)	16,024,392		16.02	999,999	0.67	15,024,393	10.00	—	—	15,024,393	9.82
Lan’s Holdings Limited(11)	12,232,215		12.23	499,996	0.33	11,732,219	7.81	—	—	11,732,219	7.67
Pacven Walden Ventures VI, LP(12)	10,353,142		10.35	—	—	10,353,142	6.89	—	—	10,353,142	6.77
Starry Investments Limited(13)	9,400,001		9.40	939,995	0.63	8,460,006	5.63	—	—	8,460,006	5.53
W&W International Investments Limited(14)	7,732,074		7.73	—	—	7,732,074	5.14	—	—	7,732,074	5.05
Witty Mind International Limited(15)	6,000,000		6.00	—	—	6,000,000	3.99	599,998	0.39	5,400,002	3.53
Precious Winwin Limited(16)	3,000,000		3.00	—	—	3,000,000	2.00	2,999,997	1.96	*	*

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding in calculating the percentage for each listed person is based on 100,000,998 ordinary shares outstanding as of the date hereof, 150,315,717 ordinary shares outstanding after completion of this offering (assuming no exercise of the over-allotment option) and 153,031,360 ordinary shares outstanding after the completion of this offering (assuming full exercise of the over-allotment option).

Principal and selling shareholders

(3)	Mr. Dan Lou, our chairman, beneficially owns 7,070,053 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited. In addition, he holds 6,000,000 ordinary shares indirectly through his wholly-owned company, Witty Mind International Limited.
(4)	In addition, Dr. Jing Lou, our chief executive officer, beneficially owns 4,856,252 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited and which number of ordinary shares includes 156,252 ordinary shares granted to Dr. Jing Lou as stock-based compensation.
(5)	Ms. Liping Xu, our director and vice president, beneficially owns 6,588,301 ordinary shares, which are held in trust on her behalf by Achieve Well International Limited. In addition, she holds 3,000,000 ordinary shares indirectly through her wholly-owned company, Precious Winwin Limited.
(6)	Mr. Bin Huang, our director and vice president of human resources, beneficially owns 1,770,860 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited.
(7)	Ms. Dongmei Su, our chief technology officer, beneficially owns 1,053,742 ordinary shares, which are held in trust on her behalf by Achieve Well International Limited.
(8)	Mr. Ke Li, our corporate secretary, beneficially owns 898,205 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited.
(9)	Achieve Well International Limited is a British Virgin Islands international business company for investment purpose with its business address at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang, P.R. China. Achieve Well International Limited is beneficially owned by Mr. Dan Lou (approximately 24.3%), Ms. Liping Xu (approximately 22.7%), Mr. Jing Lou (approximately 16.7%), Mr. Bin Huang (approximately 6.1%), Ms. Dongmei Su (approximately 3.6%), Mr. Ke Li (approximately 3.1%), Ms. Clara Mak and certain other individuals. Each beneficial owner of Achieve Well International Limited has the voting rights with respect to the securities beneficially owned by him or her.
(10)	Happyview Finance Limited is a British Virgin Islands international business company solely owned by Mr. Ou Su, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at Room 608, Block Q, Hui Yuan Gong Yu, Ya Yun Cun, Chaoyang District, Beijing, P.R. China and Mr. Ou Su is its sole director.
(11)	Lan’s Holdings Limited is a British Virgin Islands international business company owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%), who each have both investment and voting authority with respect to the voting securities held by him or her. Its business address is at Room 22B, No.969 Beijing Road West, Jianan District, Shanghai, P.R. China.
(12)	Pacven Walden Ventures VI, LP is a Cayman Islands limited partnership of which the beneficial owner is Pacven Walden Management VI Co., Ltd. Its business address is at 2806A Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. It acquired 10,353,142 shares from Fullcity International Limited, a former shareholder of our company and the predecessor of which is Montgomery Bio-Medicine Inc., on October 10, 2006.
(13)	Starry Investments Limited is a Samoan international business company solely owned by Ms. Lili Liu, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at 4 Zhong Xing Street, Heping District, Shenyang, Liaoning, P.R. China and Ms. Lili Liu is its sole director.
(14)	W&W International Investments Limited is a British Virgin Islands international business company solely owned by Ms. Lisha Zhang, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at 9B1 Hexiang Yuan, No.12, Hexiang West Road, Kaiyuan District, Xiamen, P.R. China and Ms. Lisha Zhang is its sole director.
(15)	Witty Mind International Limited is a British Virgin Islands international business company solely owned by Mr. Dan Lou, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang, P.R. China.

Principal and selling shareholders

(16)	Excludes 4,463,392 shares sold to Remose Enterprises Limited, a British Virgin Islands company organized for investment purpose in November 2006. Precious Winwin Limited is a British Virgin Islands international business company solely owned by Ms. Liping Xu, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang, P.R. China. Remose Enterprises Limited is a British Virgin Islands international business company solely owned by Mr. Xuechuan Xu for investment purpose. Its business address is 3301, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong and Mr. Xuechuan Xu is its sole director.

The selling shareholders named above acquired their ordinary shares (or preferred shares which will be converted into ordinary shares prior to or concurrently with the completion of this offering) in offerings which were exempt from registration under the Securities Act because they were made in either private placements or offshore sales to non-U.S. persons.

The discussions and table above do not reflect (i) the 1,060,000 ordinary shares underlying options granted to several of our directors, officers and employees on October 1, 2006, none of which will vest within 60 days from the date of this prospectus; or (ii) the 15,000 ordinary shares granted to a senior executive in August 2006 with a one-year vesting period.

As of the date of this prospectus, none of our outstanding ordinary shares are held of record by any person in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Regulations

The pharmaceutical industry is heavily regulated in the PRC. This section summarizes the principal PRC regulations relating to our business.

REGULATIONS FOR PHARMACEUTICAL INDUSTRY IN CHINA

Regulatory authorities

In the PRC, the State Food and Drug Administration, or the SFDA, is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food, health food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA.

The primary responsibilities of the SFDA include:

➢	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics in the PRC;

➢	formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and the pharmaceutical industry;

➢	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine, or TCM;

➢	approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

➢	examining and evaluating the safety of food, health food and cosmetics and handling significant accidents involving these products.

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of the national health in the PRC excluding the pharmaceutical industry. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments.

Drug administration laws and regulations

The PRC Drug Administration Law as promulgated by the Standing Committee of the National People’s Congress in 1984 and the Implementing Measures of the PRC Drug Administration Law as promulgated by the MOH in 1989 have laid down the legal framework for the establishment of pharmaceutical manufacturing enterprises, pharmaceutical trading enterprises and for the administration of pharmaceutical products including the development and manufacturing of new drugs and medicinal preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademarks and the advertisements of pharmaceutical products in the PRC.

Certain revisions to the PRC Drug Administration Law took effect on December 1, 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure

Regulations

the quality of pharmaceutical products and the safety of pharmaceutical products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medicinal preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products.

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 to provide detailed implementation regulations for the revised PRC Drug Administration Law.

Examination and approval of new medicines

In October 2002, the SFDA announced the Administrative Measures on the Registration of Pharmaceutical Products, which were later revised on February 28, 2005. Under the current applicable regulations, new medicines generally refer to those medicines that have not yet been marketed in the PRC. In addition, certain marketed medicines may also be treated as new medicines if the type or application method of such medicines has been changed or new therapeutic functions have been added to such medicines. According to the Administrative Measures on the Registration of Pharmaceutical Products, the approval of new medicines requires the following steps:

➢	Upon completion of the pre-clinical research of the new medicine, application for registration of the new medicine shall be submitted to the drug regulatory authorities at the provincial level for review. After completion of its review the drug regulatory authorities at the provincial level shall submit their opinion and report to the SFDA for review;

➢	if all the requirements are complied with, the SFDA will issue a notice of acceptance of application and proceed with its assessment on whether or not to grant the approval for conducting the clinical research on the new medicine;

➢	after obtaining the SFDA’s approval for conducting the clinical research, the applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Medicine Registration Measures) at institutions with appropriate qualification:

-	Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan.

-	Phase II refers to the stage of preliminary evolution of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the volume under the prescription plan.

-	Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof, and, eventually, to provide sufficient basis for review of the medicine registration application.

➢	after completion of the relevant clinical research, the applicant shall submit its clinical research report together with the relevant supporting documents to the drug regulatory authorities at the provincial level and shall provide raw materials of the standard products to the PRC National Institute for the Control of Pharmaceutical and Biological Products;

Regulations

➢	the drug regulatory authorities at the provincial level shall then review the relevant documents, conduct site inspections and sample examinations and thereafter submit their opinion, inspection report and other application materials to the SFDA for review;

➢	the PRC National Institute for the Control of Pharmaceutical and Biological Products will arrange for the examination of the sample new drug supplied by the relevant medicine examination institutes and will then issue the examination result report to the SFDA; and

➢	if all the regulatory requirements are satisfied, the SFDA will grant a new drug certificate and a pharmaceutical approval number (assuming the applicant has a valid Pharmaceutical Manufacturing Permit and the requisite production conditions for the new medicine have been met).

Permits and licenses for manufacturing and registration of drugs

Production License.    To manufacture pharmaceutical products in the PRC, a pharmaceutical manufacturing enterprise must first obtain a Pharmaceutical Manufacturing Permit issued by the relevant pharmaceutical administrative authorities at the provincial level where the enterprise is located. Among other things, such a permit must set forth the permit number, the name, legal representative and registered address of the enterprise, the site and scope of production, issuing institution, date of issuance and effective period.

Each Pharmaceutical Manufacturing Permit issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. Any enterprise holding a Pharmaceutical Manufacturing Permit is subject to review by the relevant regulatory authorities on an annual basis. The enterprise is required to apply for renewal of such permit within six months prior to its expiry and will be subject to reassessment by the issuing authorities in accordance with then prevailing legal and regulatory requirements for the purposes of such renewal.

Business Licenses.    In addition to a Pharmaceutical Manufacturing permit, the manufacturing enterprise must also obtain a business license from the administrative bureau of industry and commerce at the local level after it has obtained the requisite Pharmaceutical Manufacturing Permit. The name, legal representative and registered address of the enterprise specified in the business license must be identical to that set forth in the Pharmaceutical Manufacturing Permit.

Registration of Pharmaceutical Products.    All pharmaceutical products that are produced in the PRC must bear a registered number issued by the SFDA in the PRC, with the exception of Chinese herbs and Chinese herbal medicines in soluble form. The medicine manufacturing enterprises must obtain the medicine registration number before manufacturing any medicine.

GMP Certificates.    The World Health Organization encourages the adoption of good manufacturing practice, or GMP, standards in pharmaceutical production in order to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final products.

The Guidelines on Good Manufacturing Practices, as amended in 1998, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the staff at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain

Regulations

the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. The GMP certificate is valid for a term of five years and application for renewal must be submitted six months prior to its expiration date.

Administrative protection and monitoring periods for new drugs

In April 1999, the SFDA promulgated the Regulations for New Drug Protection and Related Technology Transfer, or the 1999 Regulations, which provided a six to twelve year administrative protection period for different categories of new drugs. During the protection period of a new drug manufactured by a specific pharmaceutical company, other enterprises or individuals are prohibited from manufacturing a similar drug or expanding the label of any existing drug to include the same indication. In December 2002, the 1999 Regulations were replaced by the Administrative Measures on the Registration of Pharmaceutical Products, or the 2002 Regulations, which were later revised in February 2005. However, according to an official notice of the SFDA, administrative protection periods granted prior to September 2002 pursuant to the 1999 Regulations will stay valid until their respective expiration dates.

According to the 2002 Regulations, with a view to protecting public health, the SFDA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs. The key element in determining the availability and duration of the monitoring period is the safety of the new drug. The SFDA will consider, among other things, whether the new drug has been previously launched domestically or overseas, what type of new drug it is and what process and technology are involved in the production of the new drug. For example, for a biochemical product that has never been launched domestically or overseas, a five-year monitoring period will be granted; for a biochemical product that has been launched overseas but not domestically, only a four-year monitoring period will be granted.

During the monitoring period of a new drug, the SFDA will not approve any other enterprise’s application to manufacture or import a similar new drug. The only exception is that the SFDA will continue to handle any application if, prior to the commencement of the monitoring period, the SFDA has already approved the applicant’s clinical trial for a similar new drug. If such application conforms to the relevant provisions, the SFDA may approve such applicant to manufacture or import the similar new drug during the remainder of the monitoring period.

Any applicant who is not satisfied with the SFDA’s decision can appeal within ten days of its receipt of the SFDA’s decision. If the applicant is dissatisfied with the result of the appeal, it may apply for an administrative review with a special committee consisting of senior officials of the SFDA or file an administrative lawsuit with a people’s court in China.

Distribution of pharmaceutical products

According to the PRC Drug Administration Law and its implementing regulations and the Administrative Measures on Oversight of Distribution of Pharmaceutical Products, a manufacturer of pharmaceutical products in the PRC can only engage in the trading of the pharmaceutical products that the manufacturer has produced itself. In addition, such manufacturer can only sell its products to:

➢	wholesalers and distributors holding Pharmaceutical Trading Permits;

➢	other holders of Pharmaceutical Manufacturing Permits; or

➢	medical practitioners holding Medical Practice Permits.

Regulations

A pharmaceutical manufacturer in the PRC is prohibited from selling its products to end-users, or individuals or entities other than holders of Pharmaceutical Trading Permits, the Pharmaceutical Manufacturing Permits or the Medical Practice Permits.

The granting of a Pharmaceutical Trading Permit to wholesalers shall be subject to approval of the provincial level FDA, while the granting of a retailer permit shall be subject to the approval of the FDA above the county level. Unless otherwise expressly approved, no pharmaceutical wholesaler may engage in the retail of pharmaceutical products, and neither may pharmaceutical retailers engage in wholesale.

A pharmaceutical distributor shall satisfy the following requirements:

➢	Personnel with pharmaceutical expertise as qualified according to law;

➢	Business site, facilities, warehousing and sanitary environment compatible to the distributed pharmaceutical products;

➢	Quality management system and personnel compatible to the distributed pharmaceutical products; and

➢	Rules and regulations to ensure the quality of the distributed pharmaceutical products.

Operations of pharmaceutical distributors shall be conducted in accordance with the Pharmaceutical Operation Quality Management Rules and shall be granted a certificate under such rules by the SFDA.

Pharmaceutical distributors must keep true and complete records of any pharmaceutical products purchased, distributed or sold with the generic name of such products, specification, approval code, term, manufacturer, purchasing or selling party, price and date of purchase or sale. A pharmaceutical distributor must keep such record at least until one year after the expiry date of such products and in any case, such record must be kept for no less than three years. Penalties may be imposed for any violation of record-keeping.

Pharmaceutical distributors can only distribute pharmaceutical products obtained to those with a Pharmaceutical Manufacturing Permit and a Pharmaceutical Trading Permit.

Price control

The administration of price control of pharmaceutical products is vested in the national and provincial price administration authorities. Depending on the categories of pharmaceutical products in question, the prices of pharmaceutical products listed in the State Basic Medical Insurance Drug Catalogue, drugs with patents and other drugs whose production or trading may constitute monopolies are subject to the control of the National Development and Reform Commission of the PRC, or the NDRC, and the relevant provincial or local price administration authorities. In respect of pharmaceutical products manufactured in the PRC, the national price administration authority from time to time publishes price control lists setting out the names of pharmaceutical products and their respective price ceilings. The provincial price administration authorities also publish price control lists in respect of the pharmaceutical products which are manufactured within their respective areas. The main purpose of the price control policy is to set an upper limit to the prices of pharmaceutical products to prevent excessive increases in the prices of such products. Pursuant to the Measures for Medicine Pricing by the Government, the price ceiling is determined mainly by reference to the quality of the product, whether the products are newly developed products, and the status of implementing the GMP Guidelines by the manufacturer of the relevant product.

Regulations

The prices of pharmaceutical products included in the price control lists are subject to adjustment upon approval by the price administration authorities from time to time. Pharmaceutical enterprises in the PRC are required to submit cost related information such as raw material prices regularly to the relevant authorities, so that the authorities could take into account the prevailing market conditions when setting the prices. The price administration authorities may approve adjustments to the price of pharmaceutical products upon the pharmaceutical manufacturer’s request if material changes in the cost structure in producing the pharmaceutical products or significant changes in demand for these pharmaceutical products are recognized.

Product liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, promulgated on April 12, 1986, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

On February 22, 1993 the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the Ninth National People’s Congress on July 8, 2000. Pursuant to the Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

On October 31, 1993, the PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated which provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. At present, all business operations must observe and comply with the Consumers Protection Law when they provide their goods and/or consumer services.

Health insurance system

According to the State Council Decision On the Establishment of the Basic Medical Insurance System of Staff in Cities and Town promulgated by the State Council in December 1998, the Ministry of Labor and Social Security assumed the responsibilities for the reform of the social medical insurance system. As part of the reform of the state basic medical insurance system for employees in the urban areas, the Ministry of Labor and Social Security, the MOH, the SDFA and various other governmental departments jointly issued the State Basic Medical Insurance Drug Catalogue with a view to enhancing the management of the use of drugs under the medical insurance system. The drugs listed in the catalogue are covered by the medical insurance system. The labor and social security authorities at the provincial level may, subject to ratification by the Ministry of Labor and Social Security, make amendments to the list of category B drugs in the catalogue to a small extent to suit local needs.

Patent and trademark protection

PRC Patent Law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the China Patent Law, in 1985. Pharmaceutical inventions were not patentable under the China Patent Law until 1994.

Regulations

Patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed.

Patent prosecution

The Chinese patent prosecution system is different from the U.S. system in a number of ways. The Chinese patent system, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of first to discover to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Pursuant to this requirement, any prior written or oral publication, demonstration or use before filing the patent application prevents an invention from being patented in the PRC. Conversely, inventors in the United States have a one year grace period after publication of the invention in which they may file a patent. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, which each have independent patent systems. Patents are filed at the State Intellectual Property Office, or SIPO, in Beijing.

Patent enforcement

A patent holder who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined in the range of from one to three times of the license fee under a contractual license. If damages cannot still be determined, statutory damages from RMB5,000 to 500,000 may be requested. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if a the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory license

Under the Patent Law, where a person possesses the means to utilize a patented technology, but such person cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, SIPO is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. We do not believe a compulsory license has yet been granted by the SIPO.

International patent treaties

The PRC is also a signatory to all major intellectual property conventions, including Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is also a large degree of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending

Regulations

is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.

Trademarks

The PRC Trademark Law was promulgated in 1982, followed by the PRC Trademark Implementing Regulations in 1988, and was amended on October 27, 2001. As noted above, the PRC is a signatory to the Madrid Agreement and the Madrid Protocol. These agreements provide a mechanism whereby an international registration produces the same effects as an application for registration of the mark made in each of the countries designated by the applicant.

The PRC Trademark Office is responsible for the registration and administration of trademarks throughout the country. Like patents, the PRC has adopted a “first-to-file” principle with respect to trademarks.

PRC law provides that the following acts constitute infringement of the exclusive right to use a registered trademark:

➢	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

➢	sale of commodities infringing upon the exclusive right to use the trademark;

➢	counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark as were counterfeited, or made without authorization;

➢	changing a registered trademark and putting commodities on which the changed registered trademark is used into the market without the consent of the trademark registrant; and

➢	otherwise infringing upon the exclusive right of another person to use a registered trademark.

In the PRC, a trademark owner who believes the trademark is being infringed has three options:

➢	The trademark owner can provide his trademark registration certificate and other relevant evidence to the State or local Administration for Industry and Commerce (the “AIC”) which can, at its discretion, launch an investigation. The AIC may take such actions as: order the infringer to immediately cease the infringing behavior, seize and destroy the representations of the trademark in question and impose a fine. If the trademark owner is dissatisfied with the SAIC’s decision, he may apply to have the decision reconsidered.

➢	The trademark owner may institute civil proceedings directly with the court. Civil redress for trademark infringement includes:

➢	injunctions;

➢	requiring the infringer to take steps to mitigate the damage (i.e., print notices in newspapers); and

➢	damages (i.e. compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).

➢	The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement during the infringement, or the loss suffered by the trademark owner, including

Regulations

expenses incurred by the trademark holder to deter such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the loss suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.

➢	If the case is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organ.

Other national and provincial level laws and regulations

We are subject to changing regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

For example, regulations control the confidentiality of patients’ medical information and the circumstances under which patient medical information may be released for inclusion in our databases, or released by us to third parties. These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future.

We also comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

REGULATION OF FOREIGN CURRENCY EXCHANGE AND DIVIDEND DISTRIBUTION

Foreign currency exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

➢	the Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

➢	the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises in China, such as Shenyang Sunshine, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.

Regulations

Dividend distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

➢	the Wholly Foreign Owned Enterprise Law (1986), as amended; and

➢	the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to set aside certain amounts out of their accumulated profits each year, if any, to fund certain reserve funds, bonus and welfare funds. These funds are not distributable as cash dividends.

Regulation of foreign exchange in certain onshore and offshore transactions

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice No. 75, which became effective as of November 1, 2005.

Pursuant to Notice No.75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either the injection of equity interests or assets of an onshore enterprise to the offshore company, or the completion of any overseas fundraising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (a) an increase or decrease in its capital, (b) a transfer or swap of shares, (c) a merger or division, (d) a long-term equity or debt investment or (e) the provision of a guarantee to third parties.

Under Notice No. 75, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulation on overseas listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require an offshore special purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006 the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listings of offshore SPVs.

Regulations

Our PRC counsel, Jingtian & Gongcheng, has advised us that, based on its understanding of the current PRC laws, regulations and rules, it is not necessary for us to obtain the CSRC’s approval for this offering because we obtained approval from the Shenyang Branch of MOFCOM for the acquisition of Shenyang Sunshine, our wholly owned subsidiary in the PRC, before September 8, 2006, the effective date of the new regulation.

A copy of Jingtian & Gongcheng’s legal opinion regarding this new PRC regulation is filed as an exhibit to our registration statement on Form F-1.

COMPANY LAW

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law, which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liability companies and companies limited by shares. It is expected that the WFOE Law and its implementation rules will be amended accordingly in order to align the WFOE Law with the amendments to the PRC Company Law. Shenyang Sunshine is governed by both the PRC Company Law and the WFOE Law and its implementation rules. We believe that Shenyang Sunshine will be able to benefit from a more flexible and business-friendly company law regime under the new PRC Company Law. For example, the amended PRC Company Law eliminates a restriction which limited the amount of equity investments a company could make to a maximum of 50% of such company’s net assets. With the removal of this restriction, Shenyang Sunshine may have increased flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited liability companies. As a result, Shenyang Sunshine may acquire 100% of the equity interest in a PRC limited liability company and become the sole shareholder of such limited liability company.

Description of share capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. The liability of each shareholder of our company is limited to the amount paid up on the shares held by such shareholder.

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, par value of US$0.0001 each.

The following are summaries of material terms and provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the forms of our memorandum and articles of association, which will be filed as exhibits to our registration statement on Form F-1. For information on how to obtain copies of our memorandum and articles of association, see “Where you can find more information.”

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

MEETINGS

Subject to our articles of association, an annual general meeting and any extraordinary general meeting will be called by not less than ten days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

A meeting may be called by shorter notice if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95.0% in nominal value of the ordinary shares giving that right.

No business other than the appointment of a chairman of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman of the meeting. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

Two of our shareholders present in person or by proxy or corporate representative representing not less than one third in nominal value of our total issued voting shares shall be a quorum. A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to

Description of share capital

exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Variation of rights attaching to shares” below.

VOTING RIGHTS ATTACHING TO THE SHARES

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or at least three shareholders present in person or by proxy or a shareholder present in person or by proxy holding at least 10.0% of the total voting rights of the shares giving a right to attend and vote at the meeting.

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors and make alterations of capital. See “—Alteration of capital.” A special resolution is required for matters such as a change of name. See “—Variation of rights attaching to shares.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under the Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for such elections.

PROTECTION OF MINORITY SHAREHOLDERS

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Description of share capital

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

PRE-EMPTION RIGHTS

There are no pre-emption rights applicable to the issuance of new shares under either Cayman Islands law or our memorandum and articles of association.

LIQUIDATION RIGHTS

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if we shall be wound up the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for that purpose, value any assets as the liquidator deems fair and determine how the division shall be carried out as between our shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest any part of such assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no contributory shall be compelled to accept any shares or other property upon which there is a liability.

If we shall be wound up, and the assets available for distribution among our shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if winding up the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

VARIATION OF RIGHTS ATTACHING TO SHARES

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association or to our name may only be made by special resolution of no less than two-thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class.

Description of share capital

Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

ALTERATION OF CAPITAL

We may from time to time by ordinary resolution:

➢	increase our share capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

➢	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

➢	without prejudice to powers given to our board of directors regarding issuing of shares, divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by us in general meeting, as our directors may determine;

➢	subdivide our shares or any of them into shares of smaller amount than that fixed by our memorandum of association and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as we have power to attach to unissued or new shares; and

➢	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve fund in any manner authorized by law.

TRANSFER OF SHARES

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Description of share capital

SHARE REPURCHASE

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, The Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

DIVIDENDS

Subject to the Companies Law and our articles of association, our board may declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No unpaid distribution shall bear interest against us.

Whenever our board of directors or we, in general meeting, have resolved that a dividend is to be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. We may, upon the recommendation of our board of directors by ordinary resolution, resolve in respect of any one particular dividend that notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Description of share capital

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by check or draft sent through the post addressed to the registered address of our shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or draft so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the board of directors and shall revert to us.

Our board of directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

➢	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

➢	we have not during that time or before the expiry of the three-month period referred to in the last bullet under this section received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

➢	upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of its intention to sell these shares, and a period of three months or such shorter period has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

BOARD OF DIRECTORS

Our board of directors currently consists of seven members. Our articles of association provide that the board of directors shall consist of not less than two directors, and there shall be no maximum number of directors unless otherwise determined from time to time by the Shareholders in a general meeting.

Our articles of association provide for a staggered board of directors. At each annual general meeting of our shareholders, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) are required to stand for reelection. The Chairman shall not be required to stand for reelection at any annual meeting, and will serve for an indefinite term. In addition,

Description of share capital

the Chairman will not be taken into account in determining the number of directors who must stand for reelection in each year.

The particular directors that must stand for reelection at each annual general meeting is determined according to a rotation. Should a director choose not to offer himself or herself for reelection at an annual meeting, the number of directors who must stand for reelection at that meeting is reduced accordingly. Directors who have been longest in office since their last re-election or appointment shall stand for reelection at the annual meeting, provided that, in the case of directors who were last elected on the same day, which director must stand for reelection shall (unless they otherwise agree among themselves) be determined by lot.

Any director appointed to fill a vacancy shall serve only until the next annual meeting, and shall not be taken into account in determining which particular directors or the number of directors who are stand for reelection at such annual meeting.

Our shareholders may by ordinary resolution at any time remove any director before the expiration of his period of office notwithstanding anything in our articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a casual vacancy.

There are no share ownership qualifications for directors. Meetings of our board of directors may be convened at any time deemed necessary by the members of our board of directors. A meeting of our board of directors will be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or arrangement with us in which he is directly or indirectly interested, provided, such director must declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our articles of association, the directors shall also be entitled to be paid their traveling, hotel and other expenses reasonably incurred by them in, attending meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with the discharge of his duties as director.

ISSUANCE OF ADDITIONAL ORDINARY SHARES OR PREFERRED SHARES

Our articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Description of share capital

Our articles of association authorize our board of directors from time to time to issue one or more classes or series of ordinary or preferred shares and to determine the terms and rights of that class or series to the extent permitted by the Companies Law, including, among other things:

➢	the designation of such class or series;

➢	the number of shares of such class or series;

➢	the dividend rights, conversion rights and voting rights; and

➢	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue such class or series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. We have no immediate plans to issue any preferred shares.

Issuance of preferred shares may dilute the voting power of holders of ordinary shares. Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

EXEMPTED COMPANY STATUS

The Companies Law distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

➢	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

➢	an exempted company’s register of members is not open to inspection;

➢	an exempted company does not have to hold an annual general meeting;

➢	an exempted company may issue no par value, negotiable or bearer shares;

➢	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

➢	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

➢	an exempted company may register as a limited duration company; and

➢	an exempted company may register as a segregated portfolio company.

DIFFERENCES IN CORPORATE LAW

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S.

Description of share capital

corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Law applicable to us.

Duties of directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

➢	a duty to act in good faith in the best interests of the company;

➢	a duty not to personally profit from opportunities that arise from the office of director;

➢	a duty to avoid conflicts of interest; and

➢	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Voting rights and quorum requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

Mergers and similar arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

➢	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

➢	the shareholders have been fairly represented at the meeting in question;

➢	the arrangement is one that a businessman would reasonably approve; and

➢	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

Description of share capital

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

➢	a company is acting or proposing to act illegally or beyond the scope of its authority;

➢	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

➢	those who control the company are perpetrating a “fraud on the minority.”

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder either held the stock at the time of the transaction of which the stockholder complains, or acquired the stock thereafter by operation of law and continues to hold it throughout the duration of the suit. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Interested directors

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any

Description of share capital

proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Shareholder proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting.

Approval of corporate matters by written consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Calling of special shareholders meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Staggered board of directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our articles of association. Pursuant to such provision, one-third of the current members of our board are required to stand for a re-election each year.

Issuance of preferred stock

The Companies Law allows shares to be, issued with preferred, deferred or other special rights, whether in regard to dividends, voting, return of share capital or otherwise. Our articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

Anti-takeover provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals.

Our articles of association contain the following provisions which may be regarded as defensive measures: (i) a staggered board of directors and (ii) directors may in their absolute discretion decline to register any transfer of shares without assigning any reason.

Shares eligible for future sale

Prior to this offering, there has been no public market for the ADSs, and while application has been made for the ADSs to be quoted on The Nasdaq Global Market, we cannot assure you that a regular trading market will develop for the ADSs. There is no market for our ordinary shares and it is not presently expected that the ordinary shares will be listed on any exchange or that an active trading market in our ordinary shares will develop in the foreseeable future. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Upon completion of this offering, we will have 7,700,000 outstanding ADSs, representing approximately 35.9% of our ordinary shares (assuming no exercise of the over-allotment option). All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs that are purchased by any “affiliates” of our company as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders and any ADSs held by our affiliates are “restricted securities” as that term is defined in Rule 144. Restricted securities may not be sold publicly unless they are registered under the Securities Act or sold pursuant to Rule 144 or another exemption from registration.

LOCK-UP AGREEMENTS

Each of our officers, directors and shareholders has entered into the lock-up agreements described in “Underwriting.”

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who has beneficially owned “restricted securities”, as that term is used by U.S. securities law, for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

➢	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,503,157 ordinary shares immediately after this offering; or

➢	the average weekly reported trading volume of the ADSs representing our ordinary shares on The Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 144 does not relieve the shareholders named above of their obligations under the lock-up agreements to which they are a party, such that the lock-up restrictions would continue to apply during the 90-day lock-up period regardless of Rule 144. Upon expiration of the lock-up period, the ordinary shares held by these shareholders may be sold in the public markets (in the form of ADSs) or otherwise, subject to any applicable securities laws restrictions, including those of Rule 144.

Shares eligible for future sale

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, directors or consultants who hold options to purchase our ordinary shares before the effective date of the registration statement of which this prospectus is a part may rely on the resale provisions of Rule 701. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period and volume limitations contained in Rule 144.

Description of American Depositary Receipts

AMERICAN DEPOSITARY RECEIPTS

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in seven shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and you as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts, or ADRs, shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at Four New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set forth in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. A copy of the deposit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

➢	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to

Description of American Depositary Receipts

the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

➢	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

➢	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or the other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

➢	sell such rights if practicable and distribute the net proceeds as cash; or

➢	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

➢	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determined that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the Depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any such transactions can be completed within a specified time period.

Description of American Depositary Receipts

DEPOSIT, WITHDRAWAL AND CANCELLATION

How does the depositary issue ADRs?

The depositary will issue ADRs evidencing ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf of in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADRs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

➢	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

➢	the payment of fees, taxes and similar charges; or

➢	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Description of American Depositary Receipts

RECORD DATES

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

➢	to receive a dividend, distribution or rights;

➢	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

➢	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; and

➢	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

VOTING RIGHTS

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

REPORTS AND OTHER COMMUNICATIONS

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Description of American Depositary Receipts

FEES AND EXPENSES

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

➢	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

➢	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

➢	a fee of US$0.03 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

➢	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

➢	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

➢	stock transfer or other taxes and other governmental charges;

➢	cable, telex and facsimile transmission and delivery charges incurred at your request;

➢	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

➢	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

➢	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

Description of American Depositary Receipts

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

The depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of our ADR program, including investor relations expenses and certain of our current and ongoing U.S. legal and accounting expenses related to the ADR program and our reporting obligations under the Securities Exchange Act of 1934, as amended. The overall amount available to us is a sum based on a reasonable estimate of certain costs incurred in establishing and maintaining the ADR program, although certain amounts designated to cover specific costs may fluctuate based upon the number of new ADSs created during a given year.

The depositary collects ADS issuance and cancellation fees directly from investors depositing ordinary shares or surrendering ADSs, as the case may be, or from intermediaries acting on their behalf. Distribution fees are collected by deducting such fees from the amount to be distributed to holders of ADRs or by selling a sufficient portion of the distributable property to pay such fees. Once each calendar year, the depositary will collect its fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee related services to any holders until the fees owing by such holders have been paid.

PAYMENT OF TAXES

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

➢	amend the form of ADR;

➢	distribute additional or amended ADRs;

Description of American Depositary Receipts

➢	distribute cash, securities or other property it has received in connection with such actions;

➢	sell any securities or property received and distribute the proceeds as cash; or

➢	do nothing.

If the depositary chooses to do nothing, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

AMENDMENT AND TERMINATION

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to to consent and agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior written notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

➢	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other

Description of American Depositary Receipts

deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the ADR;

➢	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

➢	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

➢	present or future law, rule, regulation, fiat, order or decree of the United States, the People’s Republic of China, the Cayman Islands or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by it or them (including, without limitation, voting);

➢	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

➢	it performs its obligations without gross negligence or bad faith;

➢	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

➢	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Description of American Depositary Receipts

DISCLOSURE OF INTEREST IN ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADRs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADR or an interest therein, you will be agreeing to comply with such instructions.

REQUIREMENTS FOR DEPOSITARY ACTIONS

We, the depositary or the custodian may refuse to

➢	issue, register or transfer an ADR or ADRs;

➢	effect a split-up or combination of ADRs;

➢	deliver distributions on any such ADRs; or

➢	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

➢	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

➢	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

➢	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

BOOKS OF DEPOSITARY

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

PRE-RELEASE OF ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording

Description of American Depositary Receipts

share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

➢	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

➢	each recipient of pre-released ADSs agrees in writing that he or she:

➢	owns the underlying shares;

➢	assigns all rights in such shares to the depositary;

➢	holds such shares for the account of the depositary; and

➢	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

APPOINTMENT

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the deposit agreement and the applicable ADR(s), and (b) appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares. It does not address the United States federal estate and gift tax consequences of such investment nor does it address the tax consequences under United States state or local laws or the laws of any non-United States jurisdiction (other than the Cayman Islands).

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, and does not deal with the tax consequences to investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any State or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

Taxation

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Threshold PFIC Classification Matters.    A non-United States corporation, such as the company, will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets (based on an average of the quarterly values during a taxable year) are classified as passive assets. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

Based on our current income and assets and taking into consideration this offering, it is uncertain whether we will be classified as a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2007, a determination that can only be made after the close of the taxable year, or future taxable years. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in this offering, and other liquid assets that we presently hold, for the purpose of the capital expenditures described in this prospectus or other projects.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. Further, while we believe our valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in the company being or becoming classified as a PFIC for the current or one or more future taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

Because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC and will depend upon, in great measure, the timing of our capital expenditures and the value of our unbooked intangibles. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The discussion further below under “PFIC Considerations” summarizes the PFIC rules that would be applicable to an investment in our ADSs or ordinary shares if we were to be or become classified as a PFIC.

Dividends

Any cash distributions paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income

Taxation

from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and the Cayman Islands. We have applied to list the ADSs on The Nasdaq Global Market. Provided the listing is approved, the ADSs are expected to be readily tradable on The Nasdaq Global Market, an established securities market in the United States.

Cash distributions in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares, and thereafter as gain from the sale or exchange of a capital asset. The amount of any cash distribution paid in Renminbi should equal the United States dollar value of the Renminbi on the date of the distribution, regardless of whether the Renminbi is actually converted into United States dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Renminbi generally will be United States source ordinary income or loss. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or shares. A U.S. Holder who does not elect to claim a foreign tax credit for such withholding taxes, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder generally will recognize capital gain or loss upon the sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any such capital gain or loss will be long-term (and for non-corporate U.S. Holders may be eligible for reduced tax rates) if the ADSs or ordinary shares have been held for more than one year prior to disposition and generally will be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

PFIC Considerations

If we are or were to become classified as a PFIC for any taxable year, and unless you make a “mark-to-market” election (as described below), you would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of ADSs or ordinary shares, and (ii) any “excess distribution” made by us on ADSs or ordinary shares (generally, any distributions paid to you in respect of ADSs or ordinary shares during a single taxable year that are greater than 125% of the average annual distributions received by you during the three preceding taxable years or, if shorter, your holding period for such ADSs or ordinary shares).

Taxation

Under the PFIC rules:

•	the gain or excess distribution would be allocated ratably over your holding period for ADSs or ordinary shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized, and any taxable year prior to the first taxable year that you held ADSs or ordinary shares in which we are classified as a PFIC (a “pre-PFIC year”), would be taxable as ordinary income; and

•	the amount allocated to each prior year, other than the current year and any pre-PFIC year, would be subject to tax at the highest tax rate in effect for that year, and an interest charge generally applicable to underpayments of tax would be imposed on the resulting tax for each such year for the period it had been deferred.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are “regularly traded” on a “qualified exchange,” such as the Nasdaq Global Market. While the company anticipates that the ADSs will qualify as being “regularly traded” on the Nasdaq Global Market, and there has been no prior trading of the ADSs on the Nasdaq Global Market, no assurances may be given that the ADSs will qualify as being regularly traded on such exchange. If you make a valid mark-to-market election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ADSs as determined at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of your ADSs over the fair market value of such ADSs as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

The “qualified electing fund” election which serves as a further alternative to the foregoing rules is not available.

If you own ADSs or ordinary shares during any year that we are classified as a PFIC, you must file an annual Internal Revenue Service Form 8621 that describes the distributions received on ADSs or ordinary shares and the gain realized on the disposition of ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Enforceability of civil liabilities

We are incorporated in the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of the following benefits:

➢	political and economic stability;

➢	an effective judicial system;

➢	a favorable tax system;

➢	the absence of exchange control or currency restrictions; and

➢	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

➢	the Cayman Islands has a less developed body of securities laws as compared to that of the United States and these securities laws provide significantly less protection to investors; and

➢	the Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

Almost all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to the laws of the Cayman Islands, and Jingtian & Gongcheng, our counsel as to Chinese law, have advised us respectively that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively,:

➢	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

➢	entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the U.S. under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty and would give a

Enforceability of civil liabilities

judgment based thereon provided that:

➢	such courts had proper jurisdiction over the parties subject to such judgment;

➢	such courts did not contravene the rules of natural justice of the Cayman Islands;

➢	such judgment was not obtained by fraud;

➢	the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands;

➢	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and

➢	there is due compliance with the correct procedures under the laws of the Cayman Islands.

Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. Under the PRC Civil Procedure Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedure Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

Underwriting

We are offering the ADSs described in this prospectus through the underwriters named below. UBS AG, CIBC World Markets Corp. and Pacific Growth Equities, LLC are the representatives of the underwriters. UBS AG, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, is the sole book-running manager of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ADSs listed next to its name in the following table:

Underwriters	Number of ADSs
UBS AG
CIBC World Markets Corp.
Pacific Growth Equities, LLC

Total	7,700,000

The underwriting agreement provides that the underwriters must buy all of the ADSs if they buy any of them. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

Our ADSs are offered subject to a number of conditions, including:

➢	receipt and acceptance of our ADSs by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, the underwriters may distribute prospectuses electronically.

Over-allotment option

We and certain of the selling shareholders have granted the underwriters an option to buy up to 1,155,000 additional ADSs. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ADSs approximately in proportion to the amounts specified in the table above. We will not receive any of the proceeds from the sale of our ADSs by the selling shareholders.

Commissions and discounts

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to other brokers or dealers at a discount of up to $             per ADS from the public offering price. If all the ADSs are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the ADSs at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. UBS AG is expected to make offers and sales in the United States through its U.S. registered broker-dealer affiliate, UBS Securities LLC. Sales of shares made

Underwriting

outside of the United States may be made by affiliates of the underwriters. The underwriters have informed us that they do not expect to sell more than          ADSs to accounts over which such underwriters exercise discretionary authority.

The underwriting discounts and commissions represent 7% of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,155,000 ADSs:

	Paid by us		Paid by the selling shareholders
	No exercise	Full exercise	No exercise	Full exercise
Per ADS	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $5,000,000.

No sales of similar securities

We, our officers, directors and shareholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS AG, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exercisable or exchangeable for our ordinary shares, in the form of ADSs or otherwise. These restrictions will be in effect until the expiration of 180 days after the date of this prospectus. At any time and without public notice, UBS AG may in its sole discretion release all or some of the securities from these lock-up agreements.

If:

➢	during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period,

➢	we issue an earnings release; or

➢	material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Indemnification and contribution

We and certain selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Underwriting

Nasdaq Global Market quotation

Our ADSs have been approved for quotation on The Nasdaq Global Market, subject to notice of official issuance, under the symbol “SSRX.”

Price stabilization, short positions, penalty bids

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate-covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which they may purchase ADSs through the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Determination of offering price

Prior to this offering, there was no public market for our ADSs. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

Underwriting

➢	our history and prospects, and the history of and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

Affiliations

Certain of the underwriters and their affiliates have provided and may from time to time in the future engage in transactions with us and provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

We have granted UBS Securities LLC, an affiliate of UBS AG, a right of first refusal to participate in potential future transactions and have agreed to reimburse UBS Securities LLC for certain expenses related to this offering. In accordance with the NASD’s Conduct Rules, the right of first refusal will be deemed 1% of underwriting compensation, and up to an estimated maximum of $850,000 of reimbursable expenses which may be paid to UBS Securities LLC, will be deemed underwriting compensation in connection with this offering. It is currently estimated that UBS Securities LLC’s reimbursable expenses will be approximately $350,000.

Directed share program

At our request, certain of the underwriters have reserved up to 5% of the ADSs being offered by this prospectus for sale at the initial offering price to our employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by UBS Financial Services Inc., an affiliate of UBS AG, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Directed share participants purchasing these reserved shares may be subject to the restrictions described in “Underwriting—No sales of similar securities” above.

Notice to investors

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EUROPEAN ECONOMIC AREA

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of ADSs to the public is only being made:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

➢	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

UNITED KINGDOM

Our ADSs may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (FSMA) with respect to anything done in relation to our ADSs in, from or otherwise involving the United Kingdom. In addition, each underwriter will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the FSMA (Financial Promotion) Order 2005; or (3) high net worth bodies corporate,

Notice to investors

unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the FSMA (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

ITALY

The offering of our ADSs has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, shares of our ADSs may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement and the accompanying prospectus or any other documents relating to our ADSs or the offering be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”).

Any offer, sale or delivery of our ADSs or distribution of copies of this prospectus supplement and the accompanying prospectus or any other document relating to our ADSs or the offering in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Legislative Decree No. 58 of February 24, 1998, as amended, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing our ADSs in the offering is solely responsible for ensuring that any offer or resale of ADSs it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus supplement and the accompanying prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospective Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading “European Economic Area” above shall apply to Italy.

THE NETHERLANDS

The underwriters have not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995

Notice to investors

(“Vrijstellingsregeling Wet toezicht Effectenverkeer 1995”), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

SWITZERLAND

Our ADSs may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. Our ADSs may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our ADSs may be publicly issued in connection with any such offer or distribution. Our ADSs have not been and will not be approved by any Swiss regulatory authority. In particular, our ADSs are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

HONG KONG

The underwriters (i) have not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ADSs other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32) of Hong Kong, and (ii) except as permitted under the securities laws of Hong Kong, have not issued, and will not issue, in Hong Kong any document, invitation or advertisement relating to the ADSs other than with respect to ADSs which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

JAPAN

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

SINGAPORE

This prospectus has not been registered as a prospectus or information memorandum with the Monetary Authority of Singapore. Accordingly, no advertisement may be made offering or calling attention to an offer or intended offer of the ADSs to the public in Singapore. The underwriters will not offer or sell ADSs, and will not make ADSs the subject of an invitation for subscription or purchase, and will not circulate or distribute this prospectus or any other document or material in connection with the offer or

Notice to investors

sale, or invitation for subscription or purchase, of ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than:

➢	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the

➢	Securities and Futures Act,

➢	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or

➢	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

PEOPLE’S REPUBLIC OF CHINA

The underwriters have not circulated and will not circulate or distribute this prospectus in the PRC and the underwriters have not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any ADSs to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

CAYMAN ISLANDS

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Expenses relating to this offering

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	US$	13,265

National Association of Securities Dealers filing fee		12,897

Nasdaq listing fee		150,000

Legal fees and expenses		2,000,000

Accounting fees and expenses		850,000

Other professional fees		710,000

Printing fees		300,000

Roadshow expenses		450,000

Other fees and expenses		513,838

Total	US$	5,000,000

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

Legal matters

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Hong Kong. Dewey Ballantine LLP, New York, New York is U.S. counsel for the underwriters in connection with this offering. The validity of our ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to Chinese law will be passed upon for us by Jingtian & Gongcheng, Beijing, China and for the underwriters by the Commerce and Finance Law Offices, Beijing, China. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman, with respect to matters governed by the Cayman Islands law and upon Jingtian & Gongcheng, Beijing, China with respect to matters governed by PRC law. Dewey Ballantine LLP may rely upon Conyers Dill & Pearman, with respect to matters governed by Cayman Islands and upon Commerce and Finance Law Offices, Beijing, China with respect to matters governed by PRC law.

Experts

The consolidated financial statements of 3SBio Inc. as of December 31, 2004 and 2005 and September 30, 2006, and for each of the years in the three-year period ended December 31, 2005 and for the nine months ended September 30, 2005 and 2006, have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of the said firm as experts in accounting and auditing.

The offices of KPMG are located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong, China.

Where you can find more information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including relevant exhibits and schedules) on Form F-1 (No. 333-    ) under the Securities Act with respect to our ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and ADSs. Information regarding the contents of contracts or other documents described in this prospectus is not necessarily complete and you should refer to the actual contracts and documents filed as exhibits to the registration statement for more detailed and complete information.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders, and our officers and directors will not be subject to the insider short-swing profit disclosure and recovery requirements of Section 16 of the Exchange Act. The registration statement, reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Our SEC filings will also be available to the public on the SEC’s Internet Web site at http://www.sec.gov.

3SBIO INC. AND SUBSIDIARIES

3SBIO INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF 3SBIO INC.

We have audited the accompanying consolidated balance sheets of 3SBio Inc. (the “Company”) and subsidiaries as of December 31, 2004 and 2005 and September 30, 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 and for the nine months ended September 30, 2005 and 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 3SBio Inc. and subsidiaries as of December 31, 2004 and 2005 and September 30, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 and for the nine months ended September 30, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 and as of and for the nine months ended September 30, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China

November 10, 2006

3SBIO INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(RMB and US$ expressed in thousands, except per share data)

			December 31,			September 30,
			2004	2005	2005	2006	2006
	Note		RMB	RMB	US$	RMB	US$
Assets
Current assets
Cash and cash equivalents			20,151	25,746	3,257	42,813	5,416
Accounts receivable, less allowance for doubtful accounts: December 31, 2004 — RMB5,586; December 31, 2005 — RMB5,892 (US$745); September 30, 2006 — RMB5,892 (US$745)	3		40,148	34,376	4,349	37,960	4,803
Inventories	4		8,688	6,450	816	8,346	1,056
Prepaid expenses and other receivables	5		4,485	6,927	876	9,818	1,242
Amount due from shareholder	17	(b)	19,473	19,675	2,489	—	—
Income tax prepaid			2	121	16	—	—
Deferred tax assets	15		3,692	2,717	344	1,940	245

Total current assets			96,639	96,012	12,147	100,877	12,762
Property, plant and equipment, net	6		45,568	42,472	5,374	43,829	5,545
Lease prepayments	7		492	9,953	1,259	9,688	1,226
Intangible assets, net	8		823	—	—	—	—
Deferred tax assets	15		2,727	2,124	269	1,577	200

Total assets			146,249	150,561	19,049	155,971	19,733

Liabilities
Current liabilities
Short-term bank loans	9		69,000	89,000	11,260	44,000	5,567
Accounts payable			1,248	1,336	169	981	124
Deferred grant income	10		1,050	924	117	730	92
Accrued expenses and other payables	11		11,519	11,039	1,397	16,525	2,091
Income tax payable			—	—	—	1,391	176
Amount due to investee company	17	(b)	1,813	1,813	229	—	—
Other current liabilities			158	139	18	109	14

Total current liabilities			84,788	104,251	13,190	63,736	8,064
Long-term bank loans	9		30,000	—	—	25,000	3,163
Deferred grant income	10		5,435	4,511	571	3,993	505
Other liabilities			815	677	86	599	76

Total liabilities			121,038	109,439	13,847	93,328	11,808

Commitments and contingencies	21
Minority interests			646	502	63	501	63

Shareholders’ equity	12
Share capital — ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 100,000,998 shares issued and outstanding as of September 30, 2006			—	—	—	80	10
Registered capital			62,974	62,974	7,967	—	—
Additional paid-in capital			15,167	15,167	1,919	78,141	9,886
Statutory reserves			850	2,266	287	2,266	287
Accumulated losses			(54,426)	(39,787)	(5,034)	(18,345)	(2,321)

Total shareholders’ equity			24,565	40,620	5,139	62,142	7,862

Total liabilities and shareholders’ equity			146,249	150,561	19,049	155,971	19,733

See accompanying notes to the consolidated financial statements.

3SBIO INC. AND SUBSIDIARIES

Consolidated Statements of Income

(RMB and US$ expressed in thousands, except per share data)

		Year ended December 31,				Nine months ended September 30,
		2003	2004	2005	2005	2005	2006	2006
	Note	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues	13	72,840	77,248	102,013	12,907	76,130	92,572	11,712
Cost of revenues	14	(12,653)	(15,027)	(15,497)	(1,961)	(12,664)	(8,779)	(1,111)

Gross profit		60,187	62,221	86,516	10,946	63,466	83,793	10,601
Operating expenses
Research and development costs	14	(3,073)	(3,699)	(3,196)	(404)	(2,311)	(3,754)	(475)
Sales, marketing and distribution expenses	14	(37,021)	(38,762)	(49,205)	(6,225)	(35,133)	(43,448)	(5,497)
General and administrative expenses	14	(15,789)	(13,600)	(13,956)	(1,766)	(9,378)	(10,729)	(1,358)

Total operating expenses		(55,883)	(56,061)	(66,357)	(8,395)	(46,822)	(57,931)	(7,330)

Operating income		4,304	6,160	20,159	2,551	16,644	25,862	3,271
Other income/(expense), net
Interest income		88	81	144	18	82	309	39
Interest expense		(5,836)	(6,029)	(5,551)	(702)	(4,246)	(3,387)	(428)
Grant income	10	2,518	6,442	3,771	477	2,763	2,414	305
Others		288	—	(850)	(108)	(832)	(183)	(23)

Total other income/(expense), net		(2,942)	494	(2,486)	(315)	(2,233)	(847)	(107)

Income before income tax expense and minority interests		1,362	6,654	17,673	2,236	14,411	25,015	3,164
Income tax expense	15	(1,201)	(226)	(1,762)	(223)	(1,668)	(3,574)	(452)

Income before minority interests		161	6,428	15,911	2,013	12,743	21,441	2,712
Minority interests, net of tax		349	182	144	18	153	1	—

Net income		510	6,610	16,055	2,031	12,896	21,442	2,712

Net income per share:
— Basic and diluted		0.01	0.07	0.16	0.02	0.13	0.21	0.03

See accompanying notes to the consolidated financial statements.

3SBIO INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(RMB and US$ expressed in thousands, except per share data)

		Share capital
		No. of shares	Amount	Registered capital	Additional paid-in capital	Statutory reserves	Accumulated losses	Total shareholders’ equity
	Note		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2003		—	—	62,974	15,167	850	(61,546)	17,445
Net income		—	—	—	—	—	510	510

Balance as of December 31, 2003		—	—	62,974	15,167	850	(61,036)	17,955
Net income		—	—	—	—	—	6,610	6,610

Balance as of December 31, 2004		—	—	62,974	15,167	850	(54,426)	24,565
Net Income		—	—	—	—	—	16,055	16,055
Transfer to statutory reserves	12(b)	—	—	—	—	1,416	(1,416)	—

Balance as of December 31, 2005		—	—	62,974	15,167	2,266	(39,787)	40,620

Balance as of December 31, 2005 — US$		—	—	7,967	1,919	287	(5,034)	5,139

Balance as of January 1, 2006		—	—	62,974	15,167	2,266	(39,787)	40,620
Capital on incorporation	12(a)	1	—	—	—	—	—	—
Effect of reorganization	12(a)	100,000,997	80	(62,974)	62,974	—	—	80
Net income		—	—	—	—	—	21,442	21,442

Balance as of September 30, 2006		100,000,998	80	—	78,141	2,266	(18,345)	62,142

Balance as of September 30, 2006 — US$		100,000,998	10	—	9,886	287	(2,321)	7,862

See accompanying notes to the consolidated financial statements.

3SBIO INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(RMB and US$ expressed in thousands)

			Year ended December 31,				Nine months ended September 30,
			2003	2004	2005	2005	2005	2006	2006
	Note		RMB	RMB	RMB	US$	RMB	RMB	US$
Cash flow from operating activities
Net income			510	6,610	16,055	2,031	12,896	21,442	2,712
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
(Gain)/loss on disposal of property, plant and equipment			(94)	2	841	106	857	228	29
Depreciation of property, plant and equipment	14		6,479	7,252	7,488	948	5,796	4,046	512
Amortization of intangible assets	8		1,235	1,235	823	104	823	—	—
Amortization of deferred grant income			(1,468)	(1,284)	(1,050)	(133)	(800)	(712)	(91)
Minority interests, net of tax			(349)	(182)	(144)	(18)	(153)	(1)	—
Deferred income taxes, deferred tax charges and deferred credit			1,138	226	1,421	180	1,317	1,216	154
Changes in operating assets and liabilities:
Lease prepayments	7		22	22	(9,461)	(1,197)	(9,549)	265	33
Accounts receivable, net			1,190	(10,522)	5,772	730	(484)	(3,584)	(454)
Inventories			(3,259)	2,735	2,238	283	2,606	(1,896)	(240)
Prepaid expenses and other receivables			(401)	(241)	1,367	173	635	(6,415)	(811)
Accounts payable			(8,768)	(202)	88	11	(264)	(355)	(45)
Accrued expenses and other payables			(13,470)	1,470	(480)	(61)	489	5,486	694
Amount due to investee company			1,813	—	—	—	—	(1,813)	(229)
Income tax prepaid/ payable			(693)	71	(119)	(14)	351	1,512	192

Net cash (used in)/provided by operating activities			(16,115)	7,192	24,839	3,143	14,520	19,419	2,456

Cash flow from investing activities
Purchase of property, plant and equipment			(2,816)	(901)	(9,151)	(1,158)	(6,609)	(2,051)	(259)
Proceeds from disposal of property, plant and equipment			280	621	109	14	21	24	3
(Advance to)/repayment from shareholder	17	(b)	(22,021)	2,548	(202)	(26)	(202)	19,675	2,489

Net cash (used in)/provided by investing activities			(24,557)	2,268	(9,244)	(1,170)	(6,790)	17,648	2,233

Cash flow from financing activities
Principal payments of short-term bank loans			(88,000)	(69,000)	(74,000)	(9,362)	(20,000)	(60,000)	(7,591)
Proceeds from short-term bank loans			121,000	69,000	64,000	8,097	10,000	15,000	1,898
Proceeds from long-term bank loans			—	—	—	—	—	25,000	3,163
Contribution from minority shareholder			1,000	—	—	—	—	—	—

Net cash provided by/(used in) financing activities			34,000	—	(10,000)	(1,265)	(10,000)	(20,000)	(2,530)

Net (decrease)/increase in cash and cash equivalents			(6,672)	9,460	5,595	708	(2,270)	17,067	2,159
Cash and cash equivalents at beginning of year/period			17,363	10,691	20,151	2,549	20,151	25,746	3,257

Cash and cash equivalents at end of year/period			10,691	20,151	25,746	3,257	17,881	42,813	5,416

Supplemental disclosure of cash flow information
Cash (paid)/received during the year/period for:
Income taxes			(756)	71	(460)	(58)	—	(846)	(107)
Interest expense (net of amount capitalized)			(5,798)	(6,024)	(5,563)	(704)	(4,267)	(3,459)	(438)

See accompanying notes to the consolidated financial statements.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(expressed in RMB and US$)

1    Reorganization, principal activities, basis of presentation and liquidity

(a)    Reorganization

3SBio Inc. (“the Company”) was incorporated in the Cayman Islands in August 2006 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was incorporated as part of the reorganization of Shenyang Sunshine Pharmaceutical Company Limited (“Shenyang Sunshine”) and its subsidiaries (the “Reorganization”) in preparation of its anticipated initial public offering of securities. In connection with the Reorganization, and pursuant to a shareholders’ agreement amongst the existing beneficial shareholders of Shenyang Sunshine, an ultimate beneficial shareholder of Shenyang Sunshine established Collected Mind Limited (“Collected Mind”) in July 2006 in the British Virgin Islands and held the interest in Collected Mind on behalf of all the ultimate beneficial shareholders of Shenyang Sunshine or their nominees, in proportion to their respective effective share ownership in Shenyang Sunshine. Collected Mind acquired all of the equity interest in Shenyang Sunshine in July 2006. Shortly after this acquisition, the Company was established as the ultimate holding company. In September 2006, in consideration of the Company’s issuance of shares to the ultimate beneficial shareholders of Collected Mind or their nominees in proportion to each of their beneficial interest in Collected Mind, the entire equity interest in Collected Mind was acquired by the Company. Upon completion of the Reorganization, Collected Mind and the Company became Shenyang Sunshine’s immediate and ultimate holding companies, respectively. The proportionate ownership of the Company immediately after and Shenyang Sunshine before the Reorganization is substantially the same. The Company, Collected Mind and Shenyang Sunshine, together with Shenyang Sunshine’s subsidiary, Liaoning Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”) and variable interest entity (“VIE”) for which Shenyang Sunshine is the primary beneficiary, Beijing Sunshine Bio-Product Sales Company Limited (“Beijing Sunshine”) are collectively referred to as the “Group”.

(b)    Principal activities

The Group is principally engaged in the research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (“PRC”). The Group currently manufactures four types of biopharmaceutical products, making use of technical know-how injected by the former majority shareholder of Shenyang Sunshine and the Group’s own research and development. The Group’s major products include the following:

•	EPIAO, an injectable recombinant human erythropoietin that is used to stimulate the production of red blood cells in patients with anemia and to reduce the need for blood transfusions;

•	TPIAO, a recombinant human thrombopoietin indicated for the treatment of chemotherapy-induced thrombocytopenia; and

•	Two legacy products, including Intefen, a recombinant interferon alpha-2a product indicated for the treatment of carcinoma of the lymphatic or hematopoietic system and viral infectious diseases; and Inleusin, a recombinant human IL-2 product indicated for the treatment of renal cell carcinoma, metastatic melanoma, thoratic fluid build-up caused by cancer and tuberculosis.

Shenyang Sunshine was established in the PRC in January 1993 as a Sino-foreign joint stock limited company and has registered, issued and paid up capital of 62,974,046 shares of RMB1 each. In connection with the Reorganization, Shenyang Sunshine became a wholly foreign-owned enterprise in the PRC. Liaoning Sunshine is a 90% owned domestic limited liability company incorporated in the PRC.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

Beijing Sunshine is a domestic limited liability company incorporated in the PRC. Beijing Sunshine is primarily engaged in the distribution of products manufactured by Shenyang Sunshine. Shenyang Sunshine holds a 45% equity interest in Beijing Sunshine while a related party of the Company, Shenyang Keweier Advanced Technology Co., Ltd., holds the remaining 55% equity interest. The registered capital of Beijing Sunshine is RMB1,010,000. The total equity investment at risk is not sufficient to permit Beijing Sunshine to finance its activities without additional subordinated financial support provided by Shenyang Sunshine. Shenyang Sunshine finances Beijing Sunshine in the form of subordinated trade payables arising from the sales of products from Shenyang Sunshine to Beijing Sunshine.

Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46(R)”) requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. FIN 46(R) also requires that, for purposes of determining whether an enterprise is the primary beneficiary of a VIE, an enterprise with a variable interest shall treat variable interests in the same entity held by its related parties as its own interests. As variable interests in Beijing Sunshine are predominately held by Shenyang Sunshine and its related party, Shenyang Sunshine is deemed to be the primary beneficiary of Beijing Sunshine under FIN 46(R). Accordingly, the financial statements of Beijing Sunshine are consolidated in Shenyang Sunshine’s financial statements from the date Shenyang Sunshine became involved with Beijing Sunshine.

After initial measurement, the assets, liabilities and non-controlling interests of Beijing Sunshine are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules are applied to Beijing Sunshine as they would be to a consolidated subsidiary as follows:

•	Carrying amounts of assets and liabilities of Beijing Sunshine are consolidated into the financial statements of Shenyang Sunshine as the primary beneficiary; and

•	Intercompany transactions and balances between Shenyang Sunshine and Beijing Sunshine are eliminated in their entirety.

(c)    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

As the Reorganization was completed for the sole purpose of establishing the legal structure of the Group in preparation for the initial public offering of securities of the Company, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were substantially identical to their proportionate equity interests in Shenyang Sunshine just prior to the consummation of the Reorganization, the Reorganization has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the accompanying consolidated financial statements of the Company include the assets and liabilities of Shenyang Sunshine at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if Collected Mind, Shenyang Sunshine and its subsidiaries were transferred to the Company as of the beginning of the earliest period presented.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of Shenyang Sunshine and its subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of Shenyang Sunshine and its subsidiaries to present them in conformity with US GAAP.

2    Summary of significant accounting policies and practices

(a)    Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(b)    Foreign currency transactions

The functional and reporting currency of the Company and its subsidiaries is the Renminbi (“RMB”).

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB8.28 per U.S. dollar on July 20, 2005 to RMB8.11 per U.S. dollar on July 21, 2005. The exchange rate has continued to fluctuate since the initial adjustment.

For the convenience of the readers, the December 31, 2005 and September 30, 2006 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB7.9040, being the noon buying rate for U.S. dollars in effect on September 29, 2006 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2005, September 30, 2006 or at any other date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

(c)    Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including, but not limited to, those related to the recoverability of the carrying amount and estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

(d)    Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. None of the Group’s cash is restricted as to withdrawal.

(e)    Accounts receivable

Accounts receivable are stated at the invoiced amount after deduction of trade discounts and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company and its subsidiaries are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for such write-offs only when the related account balances are aged over three years and sufficient evidence is available to prove the debtors’ inability to make payments. For financial reporting purposes, the Company generally records write-offs of doubtful accounts at the same time the local tax requirements for the write-offs are met. As a result, there may be time lags between the time when allowance for doubtful accounts is provided and the time such allowance is written off. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f)    Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work-in-progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads based on normal operating capacity.

(g)    Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	20 years
Plant and machinery	5 -10 years
Motor vehicles	5 years
Furniture, fixtures and computer equipment	5 -10 years

Interest expense incurred related to the construction of property, plant and equipment is capitalized. The capitalization of interest expense as part of the cost of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

No depreciation is provided in respect of construction-in-progress.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of revenues when inventory is sold.

(h)    Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights of 30 years.

The current portion of lease prepayments has been included in prepaid expenses and other receivables in the consolidated balance sheets.

(i)    Intangible assets

Technical know-how for the production of certain pharmaceutical products, which was contributed by Shenyang Sunshine’s then majority shareholder as capital, is stated at the fair value on the date of initial capital contribution less accumulated amortization. Amortization expense was recognized based on the straight-line method over the estimated useful life of 10 years ending in 2005.

(j)    Long-term investment

Investments in equity securities of privately held companies over which the Group exercises significant influence, but not control (generally where the Group’s level of ownership is between 20% and 50%), are accounted for using the equity method. Equity method accounting involves recognizing the investment in the consolidated balance sheet initially at cost and adjusting thereafter for the post acquisition change in the Group’s share of the investee’s net assets, and recognizing in the consolidated statement of income the Group’s share of earnings or loss of the investee for the year.

When the Group’s share of loss exceeds its interest in the investee, the Group’s interest is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

(k)    Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.

(l)    Revenue recognition

Sales of pharmaceutical products represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is netted off VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until it is paid to the authorities.

(m)    Government grants

An unconditional government grant is recognized in the consolidated statement of income when the grant becomes receivable. The government grants received by the Group were lump sum payments for which approval is at the sole discretion of the government and are subject to availability of the government funds. The amount and timing of the grants cannot be directly attributable to specific expenditures incurred and the timing of incurrence of such expenditures. As such, grant income is recognized as other income in the consolidated statement of income rather as part of the Company’s operating income.

Government grants relating to the acquisition of property, plant and equipment are recognized in the consolidated balance sheet as deferred income when there is reasonable assurance that it will be received and amortized as other income over the weighted average useful life of the assets purchased under the related subsidized capital project. Grants that compensate the Group for expenses incurred on research and development activities are recognized as other income in the consolidated statement of income upon the later of the award of the grant or in the same period in which the related expenses are incurred.

(n)    Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of income as and when the related employee service is provided.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

(o)    Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the period that includes the enactment date.

(p)    Advertising and research and development costs

Advertising and research and development costs are expensed as incurred. Advertising costs included in sales, marketing and distribution expenses amounted to RMB351,000, RMB414,000 and RMB2,725,000 (US$345,000) for the years ended December 31, 2003, 2004 and 2005 respectively, and RMB2,038,000 and RMB2,008,000 (US$254,000) for the nine months ended September 30, 2005 and 2006 respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and material costs.

(q)    Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingency based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for product liability claims.

(r)    Income per share

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, basic net income per share available is computed by dividing net income by the number of shares outstanding of 100,000,998 as if the Reorganization as described in Note 1(a) had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. There were no dilutive potential shares during the years ended December 31, 2003, 2004 and 2005, and nine months ended September 30, 2005. As of September 30, 2006, there were 15,000 dilutive potential shares, being unvested shares granted to an executive of the Company. The dilutive potential shares have no material impact on income per share for the nine months ended September 30, 2006.

(s)    Segment reporting

The Group uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source of

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of the Group and, as such, the Group has determined that the Group has a single operating segment as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, which is the research, development, manufacture and distribution of pharmaceutical products in the PRC.

(t)    Recently issued accounting standards

SFAS No. 123 (revised 2004)

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which requires companies to measure and recognize compensation expenses for all share-based payments at fair value. This Statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. This Statement is effective for all interim and annual periods beginning after June 15, 2005 and is effective for the Group for the year beginning January 1, 2006. The Group has adopted SFAS No. 123R for share-based payments made in 2006 (Note 16).

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43. This Statement requires amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this Statement did not have a material effect on the Company’s consolidated financial statements.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement did not have a material effect on the Company’s consolidated financial statements.

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3, which supersedes APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The adoption of this Statement did not have a material effect on the Company’s consolidated financial statements.

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this Interpretation to have a material effect on the Company’s consolidated financial statements.

Securities and Exchange Commission Staff Accounting Bulletin No. 108 (“SAB 108”)

In September 2006, the Securities and Exchange Commission issued SAB 108. This Bulletin prescribes that misstatements in current year financial statements should be quantified based on both the “rollover” approach, which quantifies a misstatement based on the amount of the error originating in the current year income statement, and the “iron curtain” approach, which quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year. This Bulletin requires a misstatement to be adjusted in the current year financial statements if the misstatement quantified using either the rollover approach or the iron curtain approach is material. This Bulletin further requires that, if correcting an error in the current year materially misstates the current year’s income statement, the prior year financial statements should be corrected. This Bulletin is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company does not expect the adoption of this Bulletin to have a material effect on the Company’s consolidated financial statements.

3    Accounts receivable, net

Accounts receivable consist of the following:

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Accounts receivable	43,490	37,336	4,724	39,338	4,977
Bills receivable	2,244	2,932	370	4,514	571

	45,734	40,268	5,094	43,852	5,548
Less: Allowance for doubtful accounts	(5,586)	(5,892)	(745)	(5,892)	(745)

	40,148	34,376	4,349	37,960	4,803

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

An analysis of the allowance for doubtful accounts is as follows:

	Year ended December 31,				Nine months ended September 30,
	2003	2004	2005	2005	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Balance at beginning of year/period	17,679	15,955	5,586	707	5,586	5,892	745
Charged to income	2,073	849	919	116	919	—	—
Written off against accounts receivable	(3,797)	(11,218)	(613)	(78)	(613)	—	—

Balance at end of year/period	15,955	5,586	5,892	745	5,892	5,892	745

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are normally due within 60 to 180 days from the date of billing. Normally, the Group does not obtain collateral from customers.

4    Inventories

Inventories consist of the following:

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Raw materials	823	1,572	199	1,354	171
Work-in-progress	5,034	2,859	362	5,527	699
Finished goods	1,653	774	98	914	116
Consumables and packaging materials	1,178	1,245	157	551	70

	8,688	6,450	816	8,346	1,056

5    Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Deposits for property, plant and equipment	93	3,902	494	298	38
Prepayments and other deposits	463	1,114	141	1,895	240
Expenses incurred for the proposed initial public offering of securities of the Company	—	—	—	4,019	508
Other receivables	3,929	1,911	241	3,606	456

	4,485	6,927	876	9,818	1,242

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

Prepayments as of December 31, 2004, December 31, 2005 and September 30, 2006 include an amount of RMB22,000, RMB353,000 (US$44,000) and RMB353,000 (US$44,000) respectively, representing the current portion of lease prepayments of the Group (Note 7).

The Company incurred expenses amounting to RMB4,019,000 (US$508,000) during the nine months ended September 30, 2006 for the proposed initial public offering of its securities (“IPO”). Such expenses are incremental costs to the Company as a result of the proposed IPO and would be offset against the IPO proceeds and capitalized upon the IPO date.

6    Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Buildings	41,081	43,831	5,545	43,909	5,555
Plant and machinery	23,350	21,192	2,681	25,269	3,197
Motor vehicles	3,215	4,772	604	4,879	617
Furniture, fixtures and computer equipment	22,714	22,065	2,792	22,292	2,820
Construction-in-progress	27	203	26	497	63

	90,387	92,063	11,648	96,846	12,252
Less: accumulated depreciation	(44,819)	(49,591)	(6,274)	(53,017)	(6,707)

	45,568	42,472	5,374	43,829	5,545

All of the Group’s buildings are located in the PRC. As of December 31, 2004, December 31, 2005 and September 30, 2006, property, plant and equipment with carrying value totaling RMB12,099,000, RMB11,281,000 (US$1,427,000) and RMB27,249,000 (US$3,447,000) respectively were pledged to banks as collateral for short-term and long-term bank loans of RMB14,000,000, RMB20,000,000 (US$2,530,000) and RMB30,000,000 (US$3,796,000) respectively (Note 9).

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

7    Lease prepayments

The balance represents the land use rights of the Group as follows:

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Prepaid land use rights	669	10,593	1,340	10,593	1,340
Less: accumulated amortization	(155)	(287)	(37)	(552)	(70)

	514	10,306	1,303	10,041	1,270

The balance is analyzed as follows:
Non-current portion	492	9,953	1,259	9,688	1,226
Current portion—amount to be amortized next year (Note 5)	22	353	44	353	44

	514	10,306	1,303	10,041	1,270

In 2005, the Group paid RMB9,924,000 for land use rights for a piece of land located besides the land on which the existing plant of the Group was constructed. It is planned that a new plant would be constructed on the newly acquired land to expand the production capacity of the Group.

As of December 31, 2005 and September 30, 2006, the prepaid land use rights were pledged to banks as collateral for short-term bank loans of RMB5,000,000 (US$633,000) and long-term bank loans of RMB5,000,000 (US$633,000) respectively (Note 9).

Land lease expense for the years ended December 31, 2003, 2004 and 2005 were RMB22,000, RMB22,000 and RMB132,000 (US$17,000) respectively, and that for the nine months ended September 30, 2005 and 2006 were RMB44,000 and RMB265,000 (US$33,000) respectively.

8    Intangible assets, net

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Technical know-how	12,348	12,348	1,562	12,348	1,562
Less: accumulated amortization	(11,525)	(12,348)	(1,562)	(12,348)	(1,562)

	823	—	—	—	—

Intangible assets represent technical know-how used in the manufacture of pharmaceutical products contributed by Shenyang Sunshine’s then majority shareholder, Shenyang Keweier Advanced Technology Co., Ltd., in 1995 as capital of RMB12,348,000, being the then estimated fair value of the technical know-how.

Amortization expense for the years ended December 31, 2003, 2004 and 2005 were RMB1,235,000, RMB1,235,000 and RMB823,000 (US$104,000) respectively, and that for the nine months ended September 30, 2005 and 2006 were RMB823,000 and RMBNil respectively.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

9    Bank loans

			December 31,			September 30,
			2004	2005	2005	2006	2006
Lender	Note		RMB’000	RMB’000	US$’000	RMB’000	US$’000

Short-term loans
Bank of China Co., Ltd	(a	)	5,000	—	—	—	—
Bank of China Co., Ltd	(b	)	5,000	—	—	—	—
Bank of China Co., Ltd	(c	)	20,000	—	—	—	—
Bank of China Co., Ltd	(d	)	20,000	—	—	—	—
Bank of China Co., Ltd	(e	)	9,000	—	—	—	—
Bank of China Co., Ltd	(f	)	—	5,000	633	—	—
Bank of China Co., Ltd	(g	)	—	9,000	1,138	9,000	1,138
Bank of China Co., Ltd	(h	)	—	5,000	633	—	—
Bank of China Co., Ltd	(i	)	—	20,000	2,530	—	—
Bank of China Co., Ltd	(j	)	—	20,000	2,530	20,000	2,530
Bank of China Co., Ltd	(k	)	—	30,000	3,796	—	—
Bank of China Co., Ltd	(m	)	—	—	—	5,000	633

Industrial Bank Co., Ltd	(l	)	10,000	—	—	—	—

China Citic Bank	(n	)	—	—	—	10,000	1,266

			69,000	89,000	11,260	44,000	5,567

Long-term loans
Bank of China Co., Ltd	(k	)	30,000	—	—	—	—
Bank of China Co., Ltd	(o	)	—	—	—	20,000	2,530
Bank of China Co., Ltd	(p	)	—	—	—	5,000	633

			99,000	89,000	11,260	69,000	8,730

During the years ended December 31, 2004, 2005 and nine months ended September 30, 2006, the Group entered into various loan agreements with commercial banks with terms ranging from nine months to one and a half years to finance its working capital. None of the loan agreements requires the Group to comply with financial covenants. All the loans bear fixed interest rates except for the long-term loans as of September 30, 2006, which bear a floating interest rate at 110% of PBOC’s base lending rate per annum and re-price annually. The weighted average interest rates of bank loans outstanding as of December 31, 2004, 2005 and September 30, 2006 were 6.101%, 6.104% and 6.429% per annum, respectively.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

Details of each of the bank loans as of December 31, 2004 and 2005 and September 30, 2006 were as follows:

			Interest expense for the year ended December 31,			Interest expense for the nine months ended September 30,
	Loan period	Interest rate %	2004	2005	2005	2006	2006
			RMB’000	RMB’000	US$’000	RMB’000	US$’000
(a)	May 28, 2004 to February 2, 2005	5.841%	174	26	3	—	—
(b)	August 23, 2004 to May 18, 2005	5.841%	105	110	14	—	—
(c)	December 30, 2004 to November 29, 2005	6.435%	7	1,171	148	—	—
(d)	December 30, 2004 to December 29, 2005	6.234%	7	1,240	157	—	—
(e)	December 30, 2004 to November 29, 2005	6.138%	3	502	64	—	—
(f)	June 24, 2005 to March 23, 2006	6.138%	—	161	20	68	9
(g)	December 6, 2005 to November 5, 2006	6.138%	—	39	5	413	52
(h)	December 6, 2005 to November 5, 2006	6.138%	—	22	3	230	29
(i)	December 14, 2005 to November 13, 2006	6.138%	—	61	8	928	117
(j)	December 28, 2005 to December 27, 2006	6.138%	—	13	2	928	117
(k)	April 30, 2003 to April 29, 2006	6.039%	1,812	1,812	229	588	76
(l)	May 19, 2004 to April 15, 2005	5.841%	417	168	21	—	—
(m)	April 21, 2006 to April 20, 2007	6.138%	—	—	—	137	17
(n)	April 27, 2006 to January 31, 2007	6.138%	—	—	—	264	33
(o)	September 22, 2006 to March 22, 2008	6.930%	—	—	—	34	4
(p)	September 30, 2006 to March 29, 2008	6.930%	—	—	—	1	—

			2,525	5,325	674	3,591	454
	Interest expense on bank loans as of December 31, 2003 repaid in 2004		3,504	—	—	—	—
	Interest expense on bank loans drawn and repaid in the same year/period		—	226	28	—	—
	Interest expense capitalized		—	—	—	(204)	(26)

			6,029	5,551	702	3,387	428

The principal balances of the above bank loans are repayable at the end of the respective loan periods.

Bank loans outstanding, which are all denominated in RMB, are collateralized or guaranteed as follows:

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Collateralized	14,000	25,000	3,163	35,000	4,429
Guaranteed by a related party
(Note 17(a))	25,000	34,000	4,302	25,000	3,163
Guaranteed by third parties
(Note 21(d))	60,000	30,000	3,795	9,000	1,138

	99,000	89,000	11,260	69,000	8,730

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

10    Deferred grant income

Deferred grant income in the consolidated balance sheets represent the unamortized amount of the government grant approved by the State Development Planning Committee of the PRC in August 1999, amounting to RMB15,000,000, which was granted for the purchase of plant and equipment costing a total of RMB45,029,000. The grant income is amortized to the consolidated statements of income on a straight-line basis over the weighted average expected useful life of the plant and equipment acquired. Amount to be amortized to the statement of income in the coming year is classified as a current liability and any remaining unamortized amount is classified as a non-current liability.

Unamortized deferred grant income as of September 30, 2006 is expected to be amortized as follows:

	RMB’000	US$’000
October 1, 2006 to December 31, 2006	212	27
2007	611	77
2008	374	47
2009	374	47
2010 and thereafter	3,152	399

	4,723	597

11    Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Receipts in advance from customers	109	234	30	44	5
VAT payable	1,956	823	104	3,042	385
Accrued salaries, bonus and welfare expenses	2,833	2,595	328	1,643	208
Other accrued expenses	6,621	7,387	935	11,796	1,493

	11,519	11,039	1,397	16,525	2,091

Other accrued expenses mainly include accrued selling expenses and staff costs, accrued liabilities on stock-based compensation (Note 16), payables for purchase of plant and equipment and miscellaneous deposits received.

12    Shareholders’ equity

(a)    Share capital

Prior to the Reorganization, the registered capital of Shenyang Sunshine comprised 62,974,046 shares of RMB1 each.

On August 9, 2006, the Company issued 1 ordinary share at par value of US$1 upon incorporation with an authorized share capital of 50,000 ordinary shares of US$1 each. Pursuant to an ordinary resolution passed on September 5, 2006, the authorized share capital of US$50,000 was divided into 500,000,000

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

ordinary shares of US$0.0001 each and issued share capital of US$1 was divided into 10,000 ordinary shares of US$0.0001 each. In connection with the Reorganization described in Note 1(a), on September 5, 2006, the Company issued 99,990,998 ordinary shares at par on a pro-rata basis to the ultimate beneficial shareholders of Collected Mind or their nominees as consideration for the acquisition of Collected Mind. The issue of the 99,990,998 ordinary shares at par resulted in a capital contribution of approximately RMB80,000 by the shareholders.

(b)    Statutory reserves

Transfers from retained earnings of the Group to statutory reserves were made in accordance with PRC rules and regulations and the Articles of Association of Shenyang Sunshine and its subsidiaries, and were approved by the respective boards of directors.

Details of the statutory reserves are set out as follows:

Statutory surplus reserve

According to the respective Articles of Association, Shenyang Sunshine and its subsidiaries are required to transfer 10% of the net profit, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance of the reserve after such issue is not less than 25% of the registered capital.

Statutory public welfare fund

According to the respective Articles of Association, Shenyang Sunshine and its subsidiaries are required to transfer 5% of the net profit, as determined in accordance with PRC GAAP, to a statutory public welfare fund. This fund can only be utilized on capital items for the collective benefit of the employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of dividends to shareholders can be made.

No transfers were made for the years ended December 31, 2003 and 2004 as Shenyang Sunshine and its subsidiaries have accumulated losses in the local statutory financial statements, prepared in accordance with PRC GAAP, as of the respective balance sheet dates. Transfers of RMB1,416,000 (US$179,000) have been made to the reserves for the year ended December 31, 2005. Transfers for 2006 would be made at the year end based on the PRC audited financial statements of Shenyang Sunshine and its subsidiaries.

In accordance with PRC rules and regulations, effective from April 1, 2006, all statutory public welfare fund is transferred to statutory surplus reserve in the local statutory financial statements.

13    Revenues

The Group’s revenue is primarily derived from the distribution of self-manufactured pharmaceutical products.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

In view of the fact that the Group operates and manages its business solely in the PRC and sales were predominantly made to customers located in the PRC, no geographical segment information is provided.

The Group’s products are subject to price control by the PRC government. The maximum prices of the products are published by the price administration authorities from time to time.

The Group’s revenues can be analyzed as follows:

	Year ended December 31,				Nine months ended September 30,
	2003	2004	2005	2005	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Domestic sales:
EPIAO	44,787	64,937	84,804	10,729	64,625	72,852	9,217
TPIAO	—	—	2,795	354	844	10,176	1,287
Intefen	22,820	7,680	6,827	864	5,326	3,468	439
Inleusin	4,264	2,738	1,606	203	1,378	822	104
Export sales	896	1,736	4,990	631	3,187	4,669	591
Others	73	157	991	126	770	585	74

	72,840	77,248	102,013	12,907	76,130	92,572	11,712

14    Depreciation

Depreciation of property, plant and equipment is included in the following captions:

	Year ended December 31,				Nine months ended September 30,
	2003	2004	2005	2005	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Cost of revenues	3,868	4,778	4,832	612	3,705	2,576	326
Research and development costs	328	409	342	43	242	193	25
Sales, marketing and distribution expenses	236	169	124	16	106	120	15
General and administrative expenses	2,047	1,896	2,190	277	1,743	1,157	146

	6,479	7,252	7,488	948	5,796	4,046	512

15    Income tax expense

Cayman Islands Tax

Under the current Cayman Islands laws, the Company is not subject to tax on income or capital gains.

PRC Tax

Shenyang Sunshine, being a Hi-Tech Enterprise in the Shenyang Economic and Technology Development Zone in Liaoning Province, the PRC, has been granted a preferential tax treatment by the State Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

the Tax Bureau, Shenyang Sunshine’s profit is taxed at a rate of 15%. In 2005, Shenyang Sunshine has successfully obtained the recognition as a “foreign-invested advanced technology enterprise”, pursuant to which Shenyang Sunshine is granted a further 50% tax relief (subject to a minimum tax rate of 10%) for 2005. As a result, the applicable tax rate for 2005 is 10% while those for 2003, 2004 and 2006 are 15%.

Liaoning Sunshine and Beijing Sunshine, which are engaged in the distribution of pharmaceutical products, are subject to a tax rate of 33%.

Income tax expense represents PRC income tax as follows:

	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2003	63	1,138	1,201

Year ended December 31, 2004	—	226	226

Year ended December 31, 2005	341	1,421	1,762

Year ended December 31, 2005 (US$’000)	43	180	223

Nine months ended September 30, 2005	351	1,317	1,668

Nine months ended September 30, 2006	2,358	1,216	3,574

Nine months ended September 30, 2006 (US$’000)	298	154	452

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of Shenyang Sunshine) for the following reasons:

	Year ended December 31,				Nine months ended September 30,
	2003	2004	2005	2005	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Income before income tax expense	1,362	6,654	17,673	2,236	14,411	25,015	3,164

Computed “expected” tax expense	204	998	2,651	335	2,162	3,752	475
Non-deductible staff costs	1,611	672	—	—	—	—	—
Non-deductible entertainment expenses	902	—	—	—	—	—	—
Non-deductible share-based compensation	—	—	—	—	—	445	56
Other non-deductible expenses	111	15	77	10	58	—	—
Non-taxable income	(378)	(966)	(566)	(72)	(414)	(331)	(42)
Tax rate differential of subsidiaries	(1,456)	(255)	(221)	(28)	(108)	177	22
Tax holiday	—	—	(244)	(31)	—	—	—
Change in valuation allowance on deferred tax assets	214	(261)	436	55	171	(311)	(39)
Tax concession for research and development expenses	—	—	(225)	(28)	(169)	(251)	(32)
Tax credit for purchase of domestic equipment	—	—	(145)	(18)	—	—	—
Others	(7)	23	(1)	—	(32)	93	12

Actual income tax expense	1,201	226	1,762	223	1,668	3,574	452

All income of the Group arose from operations in the PRC.

The tax effect of the tax holiday in 2005 has no significant impact on net income per share for the year ended December 31, 2005.

As of September 30, 2006, the Group’s subsidiaries have unused tax losses of RMB2,202,000 (US$279,000). The tax losses will expire as follows if unutilized:

	RMB’000	US$’000
2007	575	73
2008	1,473	186
2009	83	11
2010	71	9

	2,202	279

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	December 31,			September 30,
	2004	2005	2005	2006	2006
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Property, plant and equipment	720	724	92	607	77
Accounts receivable	1,208	1,416	179	1,376	174
Inventories	941	1,069	135	469	59
Accruals	1,178	1,289	163	1,143	145
Deferred grant income	973	816	103	708	90
Deferral of research and development costs for tax purposes	1,661	1,191	151	840	106
Tax losses carryforward	1,965	999	127	726	92

	8,646	7,504	950	5,869	743
Less: valuation allowance	(2,227)	(2,663)	(337)	(2,352)	(298)

Deferred tax assets	6,419	4,841	613	3,517	445

Represented by:
Current portion	3,692	2,717	344	1,940	245
Non-current portion	2,727	2,124	269	1,577	200

	6,419	4,841	613	3,517	445

An analysis of the valuation allowance is as follows:

	Year ended December 31,				Nine months ended September 30,
	2003	2004	2005	2005	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Balance at beginning of year/period	2,274	2,488	2,227	282	2,227	2,663	337
Charged/(credited) to income	214	(261)	436	55	171	(311)	(39)

Balance at end of year/period	2,488	2,227	2,663	337	2,398	2,352	298

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided valuation allowance of RMB2,227,000, RMB2,663,000 (US$337,000) and RMB2,352,000 (US$298,000) as of December 31, 2004, December 31, 2005 and September 30, 2006 respectively. Full valuation allowance is provided for loss making subsidiaries of the Company since it is more likely than not that the net deferred tax assets would not be realized. Management believes that the deferred tax asset, less valuation allowance made, as of

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

December 31, 2004, December 31, 2005 and September 30, 2006 is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

16    Stock-based compensation

On June 1, 2006, the then majority shareholder of Shenyang Sunshine, Shenyang Keweier Advanced Technology Co., Ltd. (“Shenyang Keweier”), committed to grant shares of the Company to a director and a senior executive of the Company as compensation for their on-going services, primarily related to the IPO efforts, rendered to the Company. The Company intended to provide compensation to each grantee in a predetermined amount based on US$277,778 per award to be paid in the form of the Company’s shares. The shares vest upon the earlier of (1) 18 months from June 1, 2006 or (2) on the date of the Company’s IPO. Should the date of the IPO fall within 18 months from June 1, 2006, the number of vested shares to be granted to each of the grantees would be calculated by dividing a predetermined monetary amount of US$277,778 by the fair value per share on the IPO date. The number of vested shares to be granted was to be calculated based on a revised monetary amount that is adjusted proportionately to reflect the excess of the market capitalization at the IPO date of the Company over US$222 million. In the event that the IPO did not occur within 18 months from June 1, 2006, a total number of 312,504 vested shares of the Company would be granted. Subsequent to the Reorganization as described in Note 1(a), the ultimate shareholders of Shenyang Keweier hold shares of the Company via Achieve Well International Limited (“Achieve Well”), and it was intended that Achieve Well would transfer shares of the Company to the director and executive upon vesting.

In accordance with SFAS No. 123(R), since the stock awards contain vesting and exercisability conditions other than those based on service, performance or market criteria, the awards have been classified as a liability and included in accrued expenses and other payables in the Company’s balance sheet as of September 30, 2006. As such, the awards are initially measured at the estimated fair value of the shares expected to vest at the grant date and remeasured at each financial reporting date until settled. Since the ultimate stock awards to be granted by the Company will depend upon occurrence, timing and results of the IPO, the fair value of the stock awards is estimated based on (1) management’s assessment of the probability and timing of an IPO within the 18-month period, (2) an estimate of the monetary amount that would be used to calculate the number of shares to be issued based on management’s best projection of the Company’s market capitalization at the IPO date, and (3) the fair value of 312,504 shares of the Company at each financial reporting date (which would be the awards entitled by the grantees if the IPO does not occur within the 18-month period).

The Company has estimated the fair value of the stock awards to be approximately RMB4,391,000 (US$556,000) as of the grant date and as of September 30, 2006 and has recorded stock-based compensation expenses of RMB2,927,000 (US$370,000) for the nine months ended September 30, 2006. The estimated fair value of the stock awards was recognized over the six-month period from the grant date, which represented the Company’s estimate of the requisite service period based on the substantive terms of the stock awards.

On October 15, 2006, the stock awards were modified and settled, with Achieve Well granting an aggregate of 312,504 fully vested ordinary shares of the Company to the two individuals. The stock awards ceased to be liability-classified and were reclassified as equity upon settlement. Stock-based compensation expense of approximately RMB1,050,000 is expected to be reversed in October 2006 based on the difference between the estimated fair value of the modified awards as of the settlement date of RMB6.00 per share and the cumulative compensation expense previously recognized through September 30, 2006. Fair value of the modified awards as of the settlement date is estimated based on

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

transaction price of a recent private placement of shares by a shareholder of the Company with unrelated third parties.

On September 5, 2006, the Company adopted the 2006 stock incentive plan (the “Plan”) pursuant to which the Board of Directors may grant stock options and shares of the Company to directors and employees. Under the Plan, shares and options to purchase shares up to 10% of the issued shares of the Company can be granted. The Plan will remain in effect for five years from the date of adoption. No options were granted during the nine months ended September 30, 2006.

Other stock-based compensation has been awarded by the Company to its employees. However, the effect of such awards is not material.

17    Related party transactions

Name of party	Relationship
China Transport Resources Northeast Co., Ltd. (“China Transport”)	Shareholder (6.67%) of Shenyang Sunshine prior to the Reorganization
Shenyang Keweier Advanced Technology Co., Ltd. (“Shenyang Keweier”)	Majority shareholder (50.88%) of Shenyang Sunshine prior to the Reorganization; under common control with the Company
LifeGen, Inc.	Investee (45%) of the Company

(a) The principal related party transactions are as follows:

		Year ended December 31,				Nine months ended September 30,
		2003	2004	2005	2005	2005	2006	2006
	Note	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Bank loans guaranteed by China Transport	(i)	25,000	25,000	34,000	4,302	34,000	25,000	3,163
Bank loans of China Transport guaranteed by Shenyang Sunshine	(i)	39,200	39,200	37,200	4,706	37,200	10,000	1,265
Purchase of motor vehicles	(ii)	—	—	800	101	800	—	—

Notes:

(i)	As of December 31, 2003, December 31, 2004, December 31, 2005, September 30, 2005 and September 30, 2006, bank loans of the Group totaling RMB25,000,000, RMB25,000,000, RMB34,000,000 (US$4,302,000), RMB34,000,000 and RMB25,000,000 (US$3,163,000) respectively, were guaranteed by China Transport.

In return, Shenyang Sunshine guaranteed bank loans of China Transport amounting to RMB39,200,000, RMB39,200,000, RMB37,200,000 (US$4,706,000), RMB37,200,000 and RMB10,000,000 (US$1,265,000) as of December 31, 2003, December 31, 2004, December 31, 2005, September 30, 2005 and September 30, 2006 respectively. The guarantees cover the repayment of loan principal and the related interest payments. If China Transport defaults on debt

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

payments, Shenyang Sunshine is required to perform under the guarantee. No amounts have been accrued for any estimated obligations under the guarantees, as it is probable that China Transport will be able to make all scheduled payments.

(ii)	During the nine months ended September 30, 2005 and the year ended December 31, 2005, the Group paid RMB800,000 (US$101,000) for the purchase of motor vehicles from Shenyang Keweier.

(b) Amounts due from and due to related parties are as follows:

	December 31,				September 30,
		2004	2005	2005	2006	2006
	Note	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Due from Shenyang Keweier	(i)	19,473	19,675	2,489	—	—

Due to LifeGen, Inc.	(ii)	1,813	1,813	229	—	—

Notes:

(i)	The balance represents a loan advanced to Shenyang Keweier, which was unsecured, interest-free and repayable on demand. The balance has been subsequently settled in 2006.

(ii)	The balance represents research and development expenses paid by LifeGen, Inc. on behalf of Shenyang Sunshine. The balance has been subsequently settled in 2006.

18    Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB684,000, RMB878,000 and RMB1,224,000 (US$155,000) for the years ended December 31, 2003, 2004 and 2005 respectively, and RMB894,000 and RMB997,000 (US$126,000) for the nine months ended September 30, 2005 and 2006 respectively, was charged to expense in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

19    Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, accounts receivable, other receivables, accounts payable and other payables, approximates their fair values because of the short maturity of these instruments. The carrying amount of bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and maturities.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

20    Business and credit concentrations

Almost all of the Group’s customers are located in the PRC. The following are sales to customers that individually comprise 10% or more of gross revenue:

	Year ended December 31,
	2003		2004		2005		2005
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	6,118	8	7,662	10	13,333	13	1,687	13
Xiamen International Economic & Trading Co., Ltd.	25,836	35	5,844	8	—	—	—	—

	31,954		13,506		13,333		1,687

	Nine months ended September 30,
	2005		2006		2006
	RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin
Bio-Medical Co., Ltd.	9,290	12	11,574	13	1,464	13

The gross accounts receivable due from major customers representing more than 10% of the outstanding accounts receivable were as follows:

	December 31,						September 30,
	2004		2005		2005		2006		2006
	RMB’000%		RMB’000%		US$’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin
Bio-Medical Co., Ltd.	2,533	6	4,140	12	524	12	3,656	10	463	10

21    Commitments and contingencies

(a) Operating	lease commitments

The Group leases staff quarters and motor vehicles under operating leases. The leases typically run for a period of one year. The Group also leases land from the PRC government under operating leases. Operating lease charges are prepaid in full at the inception of the lease (Note 7). None of the leases includes contingent rentals.

For the years ended December 31, 2003, 2004 and 2005, total rental expenses for operating leases, including land lease expense, were RMB833,000, RMB1,355,000 and RMB1,352,000 (US$171,000), respectively. For the nine months ended September 30, 2005 and 2006, total rental expenses for operating leases, including land lease expense, were RMB958,000 and RMB1,491,000 (US$189,000) respectively.

3SBIO INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(expressed in RMB and US$)

(b) Capital	commitments

Capital commitments for purchase and installation of plant and equipment as of December 31, 2005 and September 30, 2006 were RMB15,000 (US$2,000) and RMB495,000 (US$63,000) respectively.

(c) Purchase	commitments

In May 2006, the Group executed a distribution agreement with a supplier of a prescription iron sucrose supplement product to act as the exclusive distributor for that product. Pursuant to the distribution agreement, the Group commits to purchase from the supplier a certain quantity of the product within the period from September 2006 to August 2007 (“the commitment period”) and has paid a guarantee deposit of RMB1,000,000 (US$127,000), which has been recorded as prepaid expenses and other receivables in the consolidated balance sheet as of September 30, 2006. Should the Group fail to purchase the committed quantity of the product from the supplier within the commitment period, part or all of the guarantee deposit would be forfeited by the supplier. The Group expects to satisfy the purchase commitment, and to recover the guarantee deposit.

(d) Guarantees

As disclosed in Note 9, certain bank loans of the Group as of December 31, 2004, December 31, 2005 and September 30, 2006 were guaranteed by a related party and a third party. In return, Shenyang Sunshine guaranteed bank loans drawn by the related party and a third party as follows:

			December 31,			September 30,
			2004	2005	2005	2006	2006
	Note		RMB’000	RMB’000	US$’000	RMB’000	US$’000
Bank loans of China Transport guaranteed by Shenyang Sunshine	17	(a)	39,200	37,200	4,706	10,000	1,265
Bank loans of a third party guaranteed by Shenyang Sunshine			40,000	—	—	40,000	5,061

			79,200	37,200	4,706	50,000	6,326

The guarantees cover the repayment of loan principals and the related interest payments. If the guaranteed parties default on debt payments, Shenyang Sunshine is required to perform under the guarantees. The estimated fair value of the Group’s standby commitment is not material.

22    Subsequent events

On October 1, 2006, the Company granted several directors and employees options to purchase a total of 1,060,000 ordinary shares of the Company at an exercise price of US$1.60 per share. The vesting dates of the options granted are as follows:

No. of options	Vesting date
15,000	August 1, 2007
333,333	September 30, 2007
45,000	December 31, 2007
333,333	September 30, 2008
333,334	September 30, 2009

1,060,000

All the options granted are exercisable by the grantees upon vesting and will expire on October 1, 2009.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

The registrant’s articles of association provide for the indemnification of its directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of the registrant in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

In the underwriting agreement the registrant will enter into in connection with the sale of the ADSs being registered hereby, the underwriters will agree, under certain circumstances, to indemnify the registrant’s directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

In September 2006, we issued 99,989 ordinary shares for all the equity interests of Collected Mind Limited. Achieve Well International Limited, Happyview Finance Limited, Lan’s Holdings Limited, Fullcity International Limited, Starry Investments Limited, W&W Investments Limited, Witty Mind International Limited and Precious Winwin Limited subscribed for 29,035,123, 16,024,392, 12,232,215, 12,112,801, 9,400,001, 7,732,074, 6,000,000 and 7,463,392 of our ordinary shares, respectively, in exchange for their respective outstanding ownership interests in Collected Mind Limited. In October 2006, Fullcity International Limited sold 10,353,142, 1,314,803,181,696 and 263,160 of our ordinary shares to Pacven Walden Ventures VI, LP, WIIG-Nikko IT LLC, Alisanae Group Limited and Mission Galaxy Enterprises Limited respectively. Precious Winwin Limited sold 4,463,392 of our ordinary shares to Remose Enterprises Limited. No underwriter was involved in these transactions.

On October 1, 2006, we granted options to purchase a total of 1,060,000 ordinary shares to our employees and directors at an exercise price of US$1.60 per share.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits

The following exhibits are filed herewith or incorporated by reference in this Registration Statement:

EXHIBIT INDEX

Exhibit No.	Document

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum of Association of the Registrant

3.2	Amended and Restated Articles of Association of the Registrant

3.3	Voting Agreement among 3SBio Inc., Achieve Well International Limited, Happyview Finance Limited and Witty Mind International Limited dated as of September 5, 2006

4.1	Form of Share Certificate

4.2	Form of Deposit Agreement, including form of American Depositary Receipt

5.1	Form of Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares

10.1	Stock Option Plan adopted by 3SBio Inc. dated as of September 5, 2006

10.2	Guarantee letter issued by Shenyang Sunshine Pharmaceutical Company Limited dated February 20, 2006

10.3	Share Transfer Agreement between China Transport Resources Northeast Co., Ltd. and Collected Mind Limited dated as of July 18, 2006

10.4	Share Transfer Agreement between Ms. Lisha Zhang and Collected Mind Limited dated as of July 18, 2006

10.5	Share Transfer Agreement between Starry Investment Limited and Collected Mind Limited dated as of July 18, 2006

10.6	Share Transfer Agreement between Shenyang Keweier High Technology Co. Ltd. and Collected Mind Limited dated as of July 18, 2006

10.7	Share Transfer Agreement between Montgomery Bio-Medicine, Inc. and Collected Mind Limited dated as of July 18, 2006

10.8	Share Transfer Agreement between Lan’s Holdings Limited and Collected Mind Limited dated as of July 18, 2006

10.9	Form of Employment Agreement

10.10	National Agency Agreement for Tietai between Shenyang Sunshine Pharmaceutical Company Limited and Shenyang Borui Pharmaceutical Co., Ltd dated as of May 1, 2006 and supplementary memo†

10.11	Sole Agency Agreement for Baolijin between Shenyang Sunshine Pharmaceutical Company Limited and Chengdu Institute of Biological Products dated as of August 31, 2006†

10.12	Purchase Agreement for BPT-6 culture medium between Shenyang Sunshine Pharmaceutical Company Limited and Invitrogen Hong Kong Co., Ltd. dated as of March 8, 2006†

10.13	Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. dated as of April 12, 2005†

10.14	Collaboration Agreement for License and Co-development of anti-TNF alpha monoclonal antibody therapeutics between Shenyang Sunshine Pharmaceutical Company Limited and Epitomics Inc. dated as of March 4, 2006†

10.15	Form of Distribution Agreement

10.16	Equity Transfer Agreement of Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su dated as of September 2, 2006

Exhibit No.	Document

10.17	Equity Transfer Agreement of Liaoning Sunshine Bio-Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou dated as of November 10, 2006

10.18	Form of Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Bio-Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / in Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd.

10.19	Form of Pledge Agreement of Equity Interest in Liaoning Sunshine Bio-Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / in Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd.

10.20	Form of Voting Agreement between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd.

10.21	Form of Business Cooperation Agreement among 3SBio Inc., Shenyang Sunshine Pharmaceutical Company Limited and Liaoning Sunshine Bio-Pharmaceutical Company Limited / Beijing Sunshine Bio-product Sales Company Limited

21.1	List of subsidiaries of the Registrant

23.1	Consent of KPMG

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of Jingtian & Gongcheng (included in Exhibit 99.1)

24.1	Powers of Attorney (included in signature page)

99.1	Opinion of Jingtian & Gongcheng regarding approval requirement by the China Securities Regulatory Commission for overseas listing of PRC companies

†	Portions of this exhibit have been redacted pursuant to an application for confidential treatment to the U.S. Securities and Exchange Commission.

(b)    Financial Statement Schedules

None.

ITEM 9.    UNDERTAKINGS

(1)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 19th day of January, 2007.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name: Dr. Jing Lou
Title: Chief Executive Officer and Director

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Dr. Jing Lou and Clara Mak, and each of them singly, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ Dan Lou	Dan Lou Chairman of Board of Directors	January 19, 2007

/s/ Dr. Jing Lou	Dr. Jing Lou Chief Executive Officer and Director (principal executive officer)	January 19, 2007

/s/ Clara Mak	Clara Mak Chief Financial Officer	January 19, 2007

/s/ Yongfu Chen	Yongfu Chen Controller	January 19, 2007

/s/ Liping Xu	Liping Xu Vice President and Director	January 19, 2007

/s/ Bin Huang	Bin Huang Vice President and Director	January 19, 2007

/s/ Guanjin Hu	Guanjin Hu Director	January 19, 2007

Signatures	Title	Date
/s/ Moujia Qi	Moujia Qi Director	January 19, 2007
	Lawrence S. Wizel Director	January 19, 2007

/s/ Donald J. Puglisi	Authorized Representative in the United States	January 19, 2007

EXHIBIT INDEX

Exhibit No.	Document

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum of Association of the Registrant

3.2	Amended and Restated Articles of Association of the Registrant

3.3	Voting Agreement among 3SBio Inc., Achieve Well International Limited, Happyview Finance Limited and Witty Mind International Limited dated as of September 5, 2006

4.1	Form of Share Certificate

4.2	Form of Deposit Agreement, including form of American Depositary Receipt

5.1	Form of Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares

10.1	Stock Option Plan adopted by 3SBio Inc. dated as of September 5, 2006

10.2	Guarantee letter issued by Shenyang Sunshine Pharmaceutical Company Limited dated February 20, 2006

10.3	Share Transfer Agreement between China Transport Resources Northeast Co., Ltd. and Collected Mind Limited dated as of July 18, 2006

10.4	Share Transfer Agreement between Ms. Lisha Zhang and Collected Mind Limited dated as of July 18, 2006

10.5	Share Transfer Agreement between Starry Investment Limited and Collected Mind Limited dated as of July 18, 2006

10.6	Share Transfer Agreement between Shenyang Keweier High Technology Co. Ltd. and Collected Mind Limited dated as of July 18, 2006

10.7	Share Transfer Agreement between Montgomery Bio-Medicine, Inc. and Collected Mind Limited dated as of July 18, 2006

10.8	Share Transfer Agreement between Lan’s Holdings Limited and Collected Mind Limited dated as of July 18, 2006

10.9	Form of Employment Agreement

10.10	National Agency Agreement for Tietai between Shenyang Sunshine Pharmaceutical Company Limited and Shenyang Borui Pharmaceutical Co., Ltd dated as of May 1, 2006 and supplementary memo†

10.11	Sole Agency Agreement for Baolijin between Shenyang Sunshine Pharmaceutical Company Limited and Chengdu Institute of Biological Products dated as of August 31, 2006†

10.12	Purchase Agreement for BPT-6 culture medium between Shenyang Sunshine Pharmaceutical Company Limited and Invitrogen Hong Kong Co., Ltd. dated as of March 8, 2006†

10.13	Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. dated as of April 12, 2005†

10.14	Collaboration Agreement for License and Co-development of anti-TNF alpha monoclonal antibody therapeutics between Shenyang Sunshine Pharmaceutical Company Limited and Epitomics Inc. dated as of March 4, 2006†

10.15	Form of Distribution Agreement

10.16	Equity Transfer Agreement of Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su dated as of September 2, 2006

10.17	Equity Transfer Agreement of Liaoning Sunshine Bio-Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou dated as of November 10, 2006

Exhibit No.	Document

10.18	Form of Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Bio-Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / in Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su and and Shenyang Keweier Advance Technology Co. Ltd.

10.19	Form of Pledge Agreement of Equity Interest in Liaoning Sunshine Bio-Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / in Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd.

10.20	Form of Voting Agreement between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd.

10.21	Form of Business Cooperation Agreement among 3SBio Inc., Shenyang Sunshine Pharmaceutical Company Limited and Liaoning Sunshine Bio-Pharmaceutical Company Limited / Beijing Sunshine Bio-product Sales Company Limited

21.1	List of subsidiaries of the Registrant

23.1	Consent of KPMG

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of Jingtian & Gongcheng (included in Exhibit 99.1)

24.1	Powers of Attorney (included in signature page)

99.1	Opinion of Jingtian & Gongcheng regarding approval requirement by the China Securities Regulatory Commission for overseas listing of PRC companies

†	Portions of this exhibit have been redacted pursuant to an application for confidential treatment to the U.S. Securities and Exchange Commission.